BEST AVAILABLE COPY

September 13, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Financial Statements Report for the Quarter ended June 30, 2007, presented in Brazilian Legislation, filed with Brazilian SEC on July 24, 2007 (English version)*

2. *Financial Statements Report for the Quarter ended June 30, 2007, presented in US GAAP, filed with Brazilian SEC on August 30, 2007 (English version)*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited financial statements of MMX Mineração e Metálicos S.A. ("MMX" or the "Company") for the six months ended June 30, 2007.

This MD&A is prepared as of August 14th, 2007. All dollar figures herein are expressed in US dollars, unless otherwise specified.

General Disclaimer/Cautionary Note Regarding Forward-Looking Statements

This MD&A contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian securities laws concerning the business, operations and financial performance and condition of MMX. Except for statements of historical fact relating to MMX, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate", "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include changes in market conditions, variations in ore grade or recovery rates, risks relating to international operations, fluctuating metal prices and currency exchange rates, changes in project parameters, the possibility of unanticipated costs and expenses, failure of plant, equipment or processes to operate as anticipated, the failure to obtain necessary licenses or permitting, any acquired mineral projects not being integrated successfully or such integration proving more difficult, time consuming or costly than expected, and other risks of the mining industry. Although MMX has attempted to identify the important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. MMX undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Overview

MMX, a Brazilian-based company whose operations comprise integrated mining, mineral processing, production and logistics for iron ore and intermediate products for the steel industry, presents its discussions and analysis on the performance and progress of the implementation of its subsidiaries' operations in the first semester (1S07) and second quarter of 2007 (2Q07).

The operations were planned and organized into integrated, independent systems named MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System (collectively the "MMX Systems"). LLX Logística S.A., set up in the corporate reorganization approved by the Board of Directors of the Company in this first semester, became the holding company through which the logistics activities of MMX are conducted.

The creation of LLX Logística represents a unique opportunity to extract maximum value from its logistics assets, with great potential to develop the national logistics and infrastructure industry, which currently represents one of the main bottlenecks for the growth of the country's economy.

Further information on MMX Systems, investments in project development and technical reports is available on our website www.mmx.com.br/ri.

Results of Operations

MMX Corumbá System

The Company is negotiating with various potential clients and will soon have concluded long-term agreements. Considering the result of these negotiations, the future schedule of iron ore production of the System was adjusted with the postponement to 2009 of the go-live of the second ore beneficiation plant. Difficulties in the commissioning of additional barges to transport the production contributed to the decision.

- In the last quarter of 2006, MMX Corumbá started its operations making the first iron ore shipment to perform exports;

- The iron ore production of Mine 63 in 1S07 was 711 thousand tons, with 368 thousand tons in 2Q07. The operation was started in December 2005 and attained production of 751 thousand tons in 2006;

- The volume sold in the quarter was 155 thousand tons, accumulating 311 thousand tons in the semester, essentially of lump products, with 98% for export;

- The total investment for the Pig Iron Plant will be US$86.1 million; and

- The Construction License was obtained on August 16, 2006 and plant construction started in September with two blast furnaces. On August 6, 2007 we announced that MMX Metálicos Corumbá had been awarded an Operating License, which enables it to initiate industrial operation of its Pig Iron Plant in Corumbá, Mato Grosso do Sul. Said license was granted by the Environmental Institute of Mato Grosso do Sul (IMASUL), of the State Ministry of Environment, Cities, Planning, Science and Technology (SEMAC). The plant should attain full production capacity of 400 thousand tons per annum in 2008.

The Plant of semi-finished products (billets) is scheduled to start production on 3rd quarter of 2009.

Forestry Program

On February 15, 2007, the Company announced the initiation of a eucalyptus plantation project as part of the MMX Corumbá System reforestation program. By the end of the semester, 480 thousand trees had been planted, occupying 432 hectares.

This program is aimed at developing the Company's own forest base, which will supply the coal needed to maintain the pig iron operation in a sustainable and environmentally responsible way.

All the project parameters are in accordance with the Company's Environmental Policy, which prioritizes the sustainability of its undertakings, reconciliation of economic development and preservation of nature.

Pig Iron Supply Agreement

On January 5, 2007, the subsidiary MMX Metálicos Brasil and Cargill Incorporated entered into a long-term agreement for the supply of pig iron from the MMX Corumbá System, with firm take or pay obligation.

Cargill is committed to buy the agreed volume as of August 2007 and will be the only company permitted to trade the pig iron production acquired from MMX Metálicos Corumbá originating from MMX Corumbá System (such exclusivity does not encompass sales to South American countries, which can be done directly by MMX).

Logistics

Production from the MMX Corumbá System is transported by barges, through the Paraguay River, to the ports of Rosário and San Nicolas in Argentina. MMX is studying other alternatives and has signed an option for the purchase of a property in São Paulo's seaside. A railway expansion by means of a connection to the existing grid is currently being studied.

MMX Amapá System

On March 2, 2007, the purchase of Centennial Amapá's shares by Cleveland-Cliffs, Inc., America's largest producer of iron ore and pellets, was concluded. MMX and its current partner, which now owns 30% of MMX Amapá, approved the new budget for the MMX Amapá Integrated System.

The total estimated amount is US$357 million, mainly to improve the System's beneficiation plant. Of this total, US$250 million has already been contracted under a project financing credit facility with Banco Itaú BBA S.A. and Banco ABC Brasil S.A. on February 22, 2007.

The construction of the beneficiation plant is continuing on target, with go-live planned for the fourth quarter of 2007. The reviewed production schedule plans to attain 4.8 million tons of iron ore in 2008.

At MMX Metálicos Amapá, the Company is analyzing proposals for the admission of a potential strategic partner. Negotiations for this alteration in the corporate structure led to a reevaluation of the initial project planned for the System aimed at optimization and future economy of scale.

The revised project plan contemplates the construction of a single coke furnace for the pig iron plant, with a capacity of 2 million tons maintained, replacing the ten mini furnaces of the initial project. The startup of operations was postponed until mid-2010.

Environmental Licenses

The Amapá mine was granted a Construction License on August 16, 2006 and work commenced in September 2006. The pace of construction of the beneficiation plant is on schedule. All the necessary equipment has been purchased and will be delivered in accordance with the

beneficiation plant's startup, scheduled for 4Q07. The plant is expected to reach an annual production capacity of 6.5 million tones of iron ore by mid-2008.

The System includes the Amapá Railway (EFA) to transport its iron ore to the Port of Santana, Amapá State. Along with the 20-year concession agreement, MMX obtained an Operating License for the Amapá Railway in August 2006. The equipment (wagons and locomotives) and the rail line are being remodeled so as to better serve the project's needs.

The Preliminary License for the port terminal was obtained on August 16, 2006. On January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to MMX Amapá. Such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the city of Santana, state of Amapá.

Iron ore Supply Agreement with GIIC

Gulf Industrial Investment Corporation ("GIIC") is committed to an annual off-take of 6.5 million tones/year, volume of product to be supplied by MMX under the Iron Ore Supply Agreement dated November 9, 2006.

MMX Minas-Rio System

On May 14, 2007 a wholly-owned subsidiary of Anglo American, Centennial Asset Minas-Rio and MMX entered into a final agreement for sale of all of the issued and outstanding shares of Centennial Minas-Rio. On July 16, 2007 we announced the completion of the sale. Anglo American now holds 49% of the Minas-Rio System.

The Minas-Rio System will encompass the production of iron ore, which should attain full capacity in 2011 with 26.6 million tons per year of pellet feed. The ore will be transported through a mining pipeline covering approximately 525 km, which will connect the beneficiation plant, to be built in the Municipality of Alvorada de Minas, in Minas Gerais state, to Açu Port, in Rio de Janeiro state.

The Açu Port, located in São João da Barra in Rio de Janeiro state, will be the export center for the iron ore from the Minas-Rio Integrated System, and has the potential to become the new logistics infra-structure hub for the Southeast region of Brazil.

LLX Logística, through its subsidiary LLX Minas-Rio, will be responsible for constructing and operating the Açu Port, exclusively for the handling of iron ore products, from the agreements signed with Anglo American.

On June 20, 2007, ANTAQ granted authorization for the construction and exploitation, for an indeterminate period of time, of the private port complex of mixed use of the Açu Port. The license authorizes both the own cargo operation of the Company, and third party cargo, in conformity with the initial business plan of LLX Logística.

The Environmental Construction License to start the construction work of the venture was granted by Fundação Estadual de Engenharia do Meio Ambiente ("FEEMA", State Foundation of Environmental Engineering) on May 14 of this year, while the Preliminary License was granted on December 28, 2006.

The 3 formal hearings required for the proper licensing of the iron ore pipeline were held in April within the schedule established for the performance of public hearings and inspections of areas affected by such pipeline. Negotiations which were aimed at guaranteeing rights-of-way for the installation and construction of the pipeline are expected to be concluded by the end of October 2007. Nowadays, 70% of the 1,017 surface owners agreed to amicably allow for the rights-of-way.

The proactive and transparent attitude of the Company, taking its project to the Communities in advance, lead MMX to reaffirm its belief in the obtainment of the licenses required by law in time to fulfill the start of production schedule of the Minas-Rio Integrated System.

As previously announced, the decision of the Governments of the States of Minas Gerais and Rio de Janeiro to collaborate with the deployment of a logistic corridor between the two states was formalized in June 2006.

The investment estimated for the mining (includes mining rights acquired), mining pipeline and port facilities should amount to US$2,354 million, as announced on April 23, 2007. This sum reflects the restatement and quotation of prices of the various items necessary for construction, after the finalization of the basic engineering projects of the System.

On June 12, 2007, we informed the market that the Company received formal communication, on June 11, from the Classification and Credit Committee of the Brazilian Economic and Social Development Bank ("BNDES") recognizing the eligibility of the Minas-Rio System Project for purposes of financing by the institution.

The recognition that the System contains the necessary basic characteristics required by BNDES represents an important step in the process for financing approval purposes. However, the definitive release of funds is subject to the approval of the relevant conditions by the senior management of the bank.

Iron ore Supply Agreement with Sojitz and GIIC

On July 30, 2007, we announced that Sojitz Corporation ("Sojitz"), a Japanese trading company with worldwide presence, has formally confirmed by notice to MMX that it will purchase, under long term supply contracts with MMX Minas-Rio (the "Supply Contracts"), 11 million tons (dry basis) of pellet feed per year produced at the MMX Minas-Rio System. Product purchased under the Supply Contracts will be delivered at the Açu Port at benchmark prices. Sojitz will sell on the products purchased under the Supply Contract to certain Asian steel mills.

In a public announcement on March 27, 2007, we informed that Gulf Industrial Investment Corporation ("GIIC") decided to increase the volume contracted to 13 million tons iron ore, by exercising the option to buy an additional 6.5 million tonnes. The ore to be supplied will come from the MMX Amapá and MMX Minas-Rio Integrated Systems.

With the confirmation of this purchase by Sojitz and GIIC, MMX Minas-Rio has now reached a total contracted capacity of 20.3 million tons of pellet feed (wet basis) per year under long term contracts. MMX Minas-Rio's projected capacity for Phase I of the MMX Minas-Rio System is 26.6 million tons of pellet feed (wet basis) per year.

LLX Logística S.A.

LLX Logística, wholly-owned subsidiary of MMX, was set up in the corporate reorganization approved by the Board of Directors of the Company in this first semester, became the holding company of the logistics activities of MMX. The company will have independent management, with a focus on the quest for new opportunities.

We present below a list of the main factors considered for the creation of LLX:

- The soundness of the economic bases will provide the necessary support to the next cycle of growth in Brazil;
- Trading will play an essential role in this process, substantially increasing the demand for logistic systems;
- Brazil has a deficit of investments in infrastructure and offers excellent investment opportunities to companies from this sector; and
- The segregation of logistic assets allows for a better understanding of their value, thus attracting a more specific group of analysts and new investors.

LLX Logística has 70% interest in LLX Açu and a 51% interest in LLX Minas-Rio.

Pursuant to the agreement signed with Anglo American, LLX Açu will also have access to Açu Port and to its infrastructure to construct and operate logistic and cargo activities for third parties, against the payment of a rate by ship/by ton to LLX Minas Rio. LLX Açu will be entitled to expand Açu Port as agreed from time to time with LLX Minas-Rio and will be entitled to perform port operations at Açu Port. The transportation of iron ore will have shipment priority.

Summary of Semester Results

The financial statements presented reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to projects under development. Listed below are the highlights of the 1st Semester of 2007 (1S07):

- Net income: US$51,2 million;
- Net revenues: US$24,5 million;
- Net financial revenues: US$171,6 million;
- General and administrative expenses: US$94,2 million;
- Cash balance: US$388,2 million;
- Gross Debt: US$369,3 million; and
- Net Equity: US$547,2 million.

Listed below are the highlights of 2006 (annual):

- Total Losses: US$ 67,0 million;
- Net revenues: US$4,6 million;
- Net financial revenue: US$4,2 million;
- General and administrative expenses: US$39,3 million;
- Cash balance: US$364,5 million;
- Gross Debt: US$200,1 million; and
- Net Equity: US$421,1 million.

Listed below are the highlights of 2005 (annual):

- Total Losses: US$13,2 million;
- Net revenues: nil;
- Net financial losses: US$1,1 million;
- General and administrative expenses: US$8,2 million;
- Cash balance: US$18,2 million;
- Gross Debt: US$133,3 million; and
- Net Equity: (US$5,8 million).

Listed below are the highlights of 2004 (annual):

- Total Losses: US$0,4 million;
- Net revenues: nil;
- Net financial losses: US$0,686 million;
- General and administrative expenses: nil;
- Cash balance: US$0,25 million;
- Gross Debt: nil; and
- Net Equity: (US$0,5 million).

All financial data indicated above in connection with fiscal year 2007 has been prepared in accordance with Brazilian and US GAAPs and they have also being reconciled to Canadian GAAP by means of a note to the Company's financial statements.

All financial data indicated above in connection with fiscal year 2006 has been prepared in accordance with Brazilian and US GAAPs and they have also being reconciled to Canadian GAAP by means of a note to the Company's financial statements.

All financial data indicated above in connection with fiscal year 2005 has been prepared in accordance with Brazilian and US GAAPs, with no reconciliation to Canadian GAAP.

All financial data indicated above in connection with fiscal year 2004 has been prepared in accordance with Brazilian and US GAAPs, with no reconciliation to Canadian GAAP.

On a going forward basis, and as a strategy to prevent and reduce the effects of exchange rate fluctuation, especially on local currency investments, the management adopts the policy of holding derivatives through non deliverable forward transactions, all registered in CETIP.

From the liquidation of the non deliverable forward transactions in the 1st quarter of 2007, the Company obtained revenues of US$135.0 million, taken to deferred assets by the subsidiaries in their pre-operational phase.

Unrealized revenue in these non-deliverable forward operations totaled US$65,7 million at the end of the period. It is worth mentioning that this result is subject to exchange rate fluctuations while the operations are open.

Capital Resources

The total estimated capital expenditures per System are shown in the table below (in US$ millions):

System	As of June 30, 2007	Future investment	Total
Minas-Rio			
MMX Minas-Rio	130	1,740	1,870
LLX Minas-Rio	17	467	484
Sub-total	**147**	**2,207**	**2,354**
Pellet Plant	0	363	363
Total	**147**	**2,570**	**2,717**
Amapá			
Mining	156	201	357
Metallics	0	643	643
Total	**156**	**844**	**1,000**
Corumbá			
Mining	42	30	72
Metallics	66	96	162
Total	**108**	**126**	**234**

The sources of funds necessary to finance the investments required for the various projects were structured by MMX with the main Brazilian banks and with BNDES, as shown in the graph below:


CAPEX - Sources
MMX Amapá: US$467 million
MMX Minas-Rio: US$270 million
MMX Corumbá: US$15 million
Debt - to be defined US$ 0.8 B
Equity US$ 0.9 B
Debt - Firm Commitment US$ 2.2 B

TOTAL: US$3.9 billion

Transactions with Related Parties

	Parent Company	
	Accounts receivable	
	6/30/2007	**3/31/2007**
MMX Amapá	9,371	36,040
MMX Minas-Rio	40,032	27,809
MMX Metálicos Corumbá	53,272	11,192
MMX Corumbá	-	10,605
MMX Logística	-	7,891
LLX Logística	5	-
LLX Açu	41	-
LLX Minas-Rio	10	-
	102,731	93,537
Interest accrual	4,489	3,518
	107,220	97,055

The transactions referred to above all relate to arms' length Intercompany loans carried out by the MMX group of companies. Their objective is to fund immediate working capital requirements of each subsidiary to the extent the involve lender has the availability in doing so.

The main balance of assets on June 30, 2007 and March 31, 2007, as well as transactions that have influenced the income for the period, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

Liquidity and Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate valuation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

The accounting balances and the market values of the financial instruments included in the balance sheet at June 30 and March 31, 2007 are shown below:

Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). Company does not expect to have significant losses from these operations, besides those already disclosed in the quarterly information.

Limitations

The market values were estimated at the balance sheet date, based on "relevant market information". Any changes in the premises could significantly affect the estimates presented.

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

For the period ended on June 30 and March 31, 2007, the Company did not renew its *swap* position for loans and financings, given management's expectations of drop or maintenance in the foreign exchange rate.Net exposure at book value is presented as follows:

	Consolidated	
	6/30/2007	**3/31/2007**
A. Financing/ loans and obligations related to U.S. dollar investment acquisitions	336,879	270,035
B. Swap *operations*	-	-
C. Deficit registered (A-B)	336,879	270,035

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in Reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, Management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

From the liquidation of the non deliverable forward operations in the 1st quarter of 2007, the Company obtained revenue of US$135,0 million.

Unrealized record revenue in these non deliverable forward operations totaled US$65,7 million at the end of the period. This result is subject to exchange rate fluctuations while the operations are open.

The Company maintains open positions maturing in the second half of 2007 and has been realizing gains especially due to the appreciation of the real. This result is subject to exchange rate fluctuations while the operations are open. In case of currency devaluation, the Company could determine negative results in these operations.

Interest earning bank deposits risks

Interest earning bank deposits held are basically, in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

Interest rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility the financial costs of the financing operations and investments. The purpose of derivative financial instrument operations, such as swaps and forward exchange contracts, such as *hedge*, is to reduce the risks in operations, financings and investments.

Financings

Financings in domestic currency incur: (i) fixed interest of 12.60% p.a.; (ii) variable interest based on the long-term interest rate (TJLP) and Basket of Currencies, plus 5.60% p.a.

Financings in foreign currency incur: (i) U.S. dollar exchange variation plus fixed interest of 6.90% to 8.22% p.a.; and (ii) LIBOR plus interest ranging from 2.95% to 3.28% p.a. (and) the average cost of loans in foreign currency results in a weighted average rate of 7.88% p.a plus U.S. dollar exchange variation.

On December 27, 2006, MMX, through its subsidiary MMX Amapá, signed a financial advisory services proposal for the financing of the Amapá System, on a firm commitment basis, in the total amount of US$250,000 thousand, being US$200,000 thousand from Banco Itaú BBA and US$50,000 thousand from Banco ABC Brasil S.A. On February 22, 2007, the definitive documentation pertaining to this loan facility was duly executed by all parties.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$400,000 thousand for 144-month term and a six-month grace period. Besides this line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a bridge-loan facility of US$50,000 thousand for the initial investments of the project and obtainment of licenses, which was fully used by MMX on December 31, 2006, and the collateral provided consisted of the pledge of the mining rights of Process no. 830,286 of DNPM, owned by its subsidiary MMX Minas-Rio.

On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of debt restructuring of MMX Corumbá (mine 63) and financing of Pig Iron Project of MMX Metálicos Corumbá. The financial proposal sets forth export prepayment transaction in the total amount of up to US$60,000 thousand to MMX Corumbá and US$90,000 thousand to MMX Metálicos Corumbá. This mandate was, however, suspended by both parties so that more favorable commercial conditions could be obtained. In the meantime, MMX is negotiating with premier financial institutions other competitive financing instruments so as to fund the operating and capital requirements of both MMX Corumbá and MMX Metálicos Corumbá

2006 Q4 events

There were no material events on the fourth quarter of 2006 which affected the Company's financial condition, cash flow and/or results of operations.

Geological Resources

On May 30, 2007 we announced that National Instrument 43-101 technical reports for the Corumbá, Amapá and Minas-Rio Systems had been completed by SRK Consulting.

MMX's Mining Division has prepared a document – Explanatory Notes to the Resources and Reserves Certification Reports – with the relevant information necessary for the proper reading and interpretation of the technical reports referred to above. These Explanatory Notes are available on their full version at the Company's website.

MMX in the Novo Mercado

MMX joined the Bovespa's Novo Mercado on July 24, 2006 when trading began on its common shares under the ticker **MMXM3**. The Company was included in the Special Corporate Governance Stock Index (IGC). The quotation of the shares is unitary and shares are traded in lots of one hundred shares.

By listing its shares in the Novo Mercado segment, MMX undertakes to act within the best Corporate Governance practices, including:

- The Board of Directors is comprised of 9 members, 6 of them are independent members;

- The Board of Directors created the Audit Committee, comprised of 3 members, all of them are independent in relation to the controlling shareholder and other members of its Management;

- The adopted contracting policy complies with the principles that preserve the auditor's independence, in accordance with internationally accepted criteria, which are: the auditor must no audit his/her own work neither exercise managements functions for his/her client or promote his/her interests since the principles that preserves the auditor independency. MMX submits the fees and types of services to be provided by its independent auditors to the approval of the Company's Board of Directors; and

- The capital stock is exclusively comprised of common shares, ensuring minority shareholders, pursuant to the Company's Bylaws, equal treatment to that given to the controlling shareholder, in the event of sale of control (100% tag along).

On January 25, 2007, MMX completed a share split by issuing two shares for each existing share. The second stock split of the Company, approved at an extraordinary shareholders' meeting held on July 23, 2007, was once again in the proportion of two common shares for each existing share issued by MMX. The Company may propose other share splits based on the start-ups of its new projects.

MMX's share price reached US$276.21 on August 10, 2007, an appreciation of 157% in 2007 and 224% in twelve months. The Company's market value stood at US$4.2 billion.

Global Depositary Receipt Program - GDR

On February 5, 2007, MMX entered into a Global Depositary Receipt Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and Bank of New York as depository institution. The Company subsequently commissioned CIBC Mellon Trust Company to act as a co-depositary of receipts in Canada. Each issued and outstanding GDR represents 1/20 of a common share.

Trading of GDRs on TSX

The Level 1 GDRs started on trading on the Toronto Stock Exchange ("TSX") on June 27, 2007, under the XMM symbol. This initiative of MMX, first Brazilian company to be listed on TSX, aims to prepare the ground for the expansion of the Company's share basis, by attracting specialized investors familiar with the global mining market.

Outstanding Share Data

The Company has 200,000 issued and outstanding GDRs which have been trading at the TSX under the symbol XMM since June 27, 2007.

The Company also has a total of 15,215,512 issued and outstanding common shares which have been trading on the São Paulo Stock Exchange ("BOVESPA") under the symbol MMXM3 since July 24, 2006.

Subsequent events

MMX executes a contract for the acquisition of AVG Mineração S.A.

On July 5, 2007 MMX announced that it had entered into a contract with the shareholders of AVG Mineração S.A. ("AVG") for acquisition of all the shares of AVG. AVG has a mine in operation, in the area known as Serra Azul, in Minas Gerais, and other mining rights and leasing activities in the area of Serra Azul (jointly referred to as "Minas Serra Azul"), (ii) railroad transportation and port service agreements, and (iii) supply agreements in progress relating to the sale and export of iron ore. According to the information provided by AVG, Minas Serra Azul produced approximately 1.6 million tons of iron ore in 2006, and approximately 1 million tons of iron ore in the first 5 months of 2007. With a basis on the estimates of the current management of AVG, the annual production of Minas Serra Azul can attain 2.5 million tons of iron ore product this year.

The conclusion of the purchase of AVG by MMX should occur by the end of September, depending on the finalization of a due diligence by MMX, of the agreement relating to documents of the transaction and of the conclusion of stages preceding the closing of the transaction. In concluding the transaction, MMX will pay the sum of US$224,000,000 in 5 installments over a period of 4 years for all the shares of AVG. After AVG has obtained the environmental licensing of an additional mining right to which it has a purchase option, MMX will make a contingent payment of up to US$50,000,000 to the shareholders of AVG. AVG also holds other mining rights of iron ore still unexplored in the state of Minas Gerais.

Subject to the satisfactory conclusion of the due diligence and to a detailed plan of the mine, MMX plans to invest in improvements at Minas Serra Azul, aiming to increase the production of these mines to their maximum capacity possible. Minas Serra Azul produce a mix of lump products, sinter feed and pellet feed, which would be supplementary to and synergic with the products of the MMX Integrated Systems. MMX plans to supply the necessary logistics for the production of Minas Serra Azul through the existing logistics contracts and, potentially, in the future, through Açu Port. Açu Port belongs to the subsidiary of MMX LLX Minas-Rio, and can connect to the national public railroad network through the construction of a branch line covering a distance of 45km.

According to the Contract of Sale of Shares made by and between MMX, Centennial Asset Mining Fund LLC and Anglo American, MMX will offer its subsidiary MMX Minas-Rio, the option to execute the purchase of AVG, at cost, on its behalf.

Anglo American and MMX sign a contract for acquisition of 49% of MMX Minas-Rio

On July 16, 2007 we announced the sale of 100% of the shares held by Centennial Asset and issued by Centennial Minas-Rio, by means of an auction at Bovespa - São Paulo Stock Exchange, for the price of R$1,317,337 thousand, equivalent on the date to US$704,082 thousand. The shares sold at the auction were acquired in full by Anglo American Participação em Mineração Ltda. ("Anglo American"), a wholly-owned subsidiary of Anglo American plc.

In addition to the liquidation of the stock exchange auction, which took place on Wednesday, July 18, 2007, according to the rules of Bovespa, Anglo American subscribed for new shares issued by MMX Minas-Rio and LLX Minas-Rio, by means of a capital increase in the grand total of US$874,350 thousand, causing Anglo American to increase its interest in the capital stock of MMX Minas-Rio and of LLX Minas-Rio (the "Minas-Rio Companies") to 49%. Also on the liquidation date, MMX and its subsidiaries entered into shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies. Upon the closing of the transaction, the parties also executed other supplementary agreements, which include a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby it will provide administrative, general and special services.

Also in the context of the transaction, MMX, its subsidiary LLX Logística and Anglo American agreed to restructure the Minas-Rio Companies, following which Minas-Rio would be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System and LLX Minas-Rio would be responsible for operating Açu Port, exclusively for the handling of iron ore products.

In addition, according to the documents to be signed upon the liquidation/settlement of the operation, the parties agreed that LLX Açu, a subsidiary of LLX Logística, will have access to Açu Port and its infrastructure to construct and operate logistic and cargo activities for third parties, against payment of a rate by ship/by ton to LLX Minas Rio. LLX Açu will be entitled to expand and to carry out port operations at Açu Port, whereas the transportation of iron ore will have shipment priority.

Financial advisory services proposal with Banco BNP

On July 16, 2007, MMX and Banco BNP mutually agreed to suspend the financial advisory services proposal for financing of the debt restructuring of MMX Corumbá (mine 63) and financing of the Pig Iron Project of MMX Metálicos Corumbá for the period of 5 months, as also previously indicated.

MMX and LLX entered into a MOU witn Ontario Teachers

On July 23, 2007, MMX, LLX Logistica and Ontario Teachers' Pension Plan Board ("OTPP"), a Canadian pension fund, entered into a memorandum of understanding pursuant to which OTPP will subscribe for and purchase 15% of the issued and outstanding shares of LLX, in preferred stock, for a price of US$185 million (the "Investment"). Closing of the Investment is subject to the negotiation of definitive agreements, including of a shareholders agreement of LLX, conclusion of due diligence and corporate approvals.

The Investment implies a valuation of MMX's remaining 85% common share interest in LLX of approximately US$1.05 billion.

MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

Consolidated financial statements
June 30, 2007 and December 31, 2006

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

Consolidated financial statements

June 30, 2007 and December 31, 2006

Contents

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

Consolidated balance sheets

(In thousands of U.S. dollars, except where stated)

Assets	Note	June 30, 2007 (unaudited)	December 31, 2006 (Note 1)
Current assets			
Cash and cash equivalents		16 143	1 743
Marketable securities	2	372 024	162 716
Restricted investments	2	21 152	67 902
Trade accounts receivable		3 151	2 170
Recoverable taxes		10 511	8 883
Inventories	3	32 848	17 464
Derivative financial instruments	4	65 727	9 482
Advances to suppliers		41 925	[illegible]
Other		1 874	5 [illegible]
		567 047	482 [illegible]
Noncurrent assets			
Property, plant and equipment, net	5	431 501	191 [illegible]
Intangibles, net	6	372	363
Advances for future investment acquisition		1 130	1 019
Recoverable taxes		12 334	-
Advances to suppliers		15 000	-
Other receivables		3 762	[illegible]
		486 110	193 206
Total assets		1 053 166	675 824
Liabilities and shareholders' equity			
Current liabilities			
Notes payable	8	22 251	10 930
Trade accounts payable		35 553	51 161
Tax, payroll and related charges		19 343	8 117
Short-term debt	9	271 670	117 465
Accrued interest	9	6 935	2 444
Other current liabilities		196	453
		376 447	171 150
Long-term liabilities			
Notes payable	8	14 456	19 117
Long-term debt	9	60 941	41 532
Asset retirement obligation	7	4 967	3 873
Other accrued liabilities		6 169	1 131
		86 533	65 6[illegible]
Minority interest	1	42 924	-
Shareholders' equity	11		
Shares authorized and issued - holding company			
Common stock: 2007 and 2006 - 15 218 932		472 725	472 522
Additional paid-in capital		45 699	18 210
Profit (deficit) accumulated during the exploration stage		(29 442)	(80 635)
Accumulated other comprehensive income		56 463	12 64[illegible]
		547 265	421 345
Total liabilities and shareholders' equity		1 053 166	675 824
Going concern	1		
Commitments	16		
Subsequent events	17		

See accompanying notes to consolidated financial statements.

Approved by the Board

[illegible] Batista
Chairman of the Board

[illegible] da Silva
Director

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

Consolidated statements of operations

(In thousands of U.S. dollars, except per share and share data)
(Unaudited)

	Note	Six month period ended June 30, 2007	Six month period ended June 30, 2006	Second quarter period ended June 30, 2007	Second quarter period ended June 30, 2006	Accumulated as from the inception (January 16, 2001) to June 30, 2007
Net revenue						
Iron ore sales		24 010	-	12 330	-	37 041
Services rendered		502	364	198	171	1 319
		24 512	364	12 528	171	38 360
Cost of goods sold and services rendered		(18 699)	(1 432)	(11 597)	(1 015)	(42 961)
Gross income (loss)		5 813	(1 068)	931	(844)	(4 601)
General, sales and administrative expenses		(94 255)	(19 106)	(67 030)	(11 599)	(141 199)
Exploration costs		(14 154)	(12 235)	(10 477)	(9 142)	(41 042)
Operating loss		(102 596)	(32 759)	(76 584)	(21 585)	(185 642)
Other income (expenses)						
Financial income	14	188 236	17 113	145 005	7 715	255 264
Financial expenses	15	(16 604)	(7 753)	(8 677)	(5 163)	(61 221)
Total other income (expenses)		171 632	9 358	136 328	2 552	194 043
Income (loss) before income taxes		69 036	(23 226)	59 744	(19 032)	(11 599)
Income tax and social contribution	10	(3 811)	-	(1 819)	-	(3 811)
Income (loss) before minority interest		65 225	(23 226)	57 925	(19 032)	(15 410)
Minority interest		(14 032)	-	(14 032)	-	(14 032)
Net income (loss) for the period		51 193	(23 226)	43 893	(19 032)	(29 442)
Net income (loss) per thousand shares of common stock - basic and diluted	19	3.36	(2.05)	2.89	(1.83)	(2.73)
Weighted average per shares outstanding - basic and diluted		15 215 512	11 107 075	15 215 512	10 414 904	11 107 675

See accompanying notes to consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

Consolidated statements of shareholders' equity (deficit) and comprehensive income (loss)

For the period from inception (January 16, 2001) to June 30, 2007

(In thousands, except share data)

	Capital stock				Additional paid-in capital	Profits (deficit) accumulated during the exploration stage	Accumulated other comprehensive income (loss)	Total shareholders' equity (deficit)
	Preferred number	Common number	Preferred amount	Common amount				
Capital contribution at the inception on January 16, 2001 (cash)		1,257,356	-	4	-			4
Capital contribution (other than cash)	-	2,518,716	-	17	-	-	-	17
Balance at December 31, 2002	-	3,776,072	-	21		-	-	21
Loss for the year	-	-	-	-	-	(22)	-	(22)
Currency translation adjustment	-	-	-	-	-	-	(3)	(3)
Comprehensive loss	-	-	-	-	-	-	-	(25)
Balance at December 31, 2003		3,778,072	-	21	-	(22)	(3)	(4)
Loss for the year	-	-	-	-	-	(462)	-	(462)
Currency translation adjustment		-	-	-	-	-	(58)	(58)
Comprehensive loss	-	-	-	-	-	-	-	(520)
Balance at December 31, 2004	-	3,778,072	-	21	-	(484)	(61)	(524)
Capital contribution								
August [illegible], 2005 (cash)		1,239,356	-	4	-	-	-	4
August 25, 2005 (other than cash)	5,137,432	-	17	-	-	-	-	17
December 19, 2005 (other than cash)	-	7,343	-	11	-	-		11
December 19, 2005 (cash)	-	4,437,744	-	7,602		-	-	7,602
Advance for capital increase on December 27, 2005 (cash)	-	-	-	-	427	-		427
Loss for the year	-		-	-	-	(14,165)	-	(14,165)
Currency translation adjustment	-		-	-	-	-	97	97
Comprehensive loss	-	-	-	-	-	-	-	(14,068)
Balance at December 31, 2005	5,137,432	9,454,716	17	7,638	427	(14,649)	36	(6,531)
Capital contribution on March 15, 2006 (cash)		1,912,963,452	-	3,070	(427)	-	-	2,643
Conversion of preferred into common shares	(5,137,432)	5,137,432	(17)	17	-	-		
Split of shares April 18, 2006	-	(1,913,321,000)	-	234		-		234
Loss for the period	-		-	-	-	(23,220)		(23,220)
Currency translation adjustment		-	-	-		-	(1,454)	(1,454)
Comprehensive loss	-	-	-	-	-	-	-	(24,674)
Balance at June 30, 2006 (unaudited)		14,234,668		10,959	-	(37,869)	(1,418)	(28,328)
Capital contribution on July 26, 2006 (cash) net of the related public offering costs of R$52,728	-	5,090,300		410,871	-			410,871
Capital contribution on August 25, 2006 (cash)	-	444,142		42,752	-	-		42,752
Share-based compensation	-	-			18,810	-	-	18,810
Loss for the period		-	-		-	(43,742)		(43,742)
Currency translation adjustment	-		-			-	13,154	13,154
Comprehensive loss		-	-	-	-	-	-	(30,588)
Balance at December 31, 2006	-	19,845,912		472,529	18,810	(102,375)	11,545	421,129
Share-based compensation		-		-	27,484			27,484
Net income for the period				-	-	51,931	-	51,931
Currency translation adjustment	-	-	-	-	-	-	47,542	47,542
Comprehensive income		-		-	-	-		99,473
Balance at June 30, 2007 (unaudited)	-	19,845,912	-	472,529	46,294	(50,444)	59,087	527,466

See accompanying notes to consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries
(exploration stage companies)

Consolidated statements of cash flows

(In thousands of U.S. dollars)
(Unaudited)

	Six-month period ended June 30, 2007	Six-month period ended June 30, 2006	Second quarter ended June 30, 2007	Second quarter ended June 30, 2006	Accumulated as from the inception (January 16, 2001) to June 30, 2007
Cash flows used in operating activities					
Net income (loss) for the period	51 191	(23 220)	43 475	(19 032)	(29 442)
Adjustments to reconcile net loss to net cash used in operating activities:					
Depreciation, amortization and accretion	3,641	490	1 812	219	6,271
Share-based compensation	20 087	-	27 134	-	49 027
Minority interests	(4 071)	-	(4 033)	-	14 039
Write-off of mining rights	-	-	-	-	1 110
Exchange variation gain	(42,589)	(9,251)	(32 658)	(2 595)	(50,307)
Derivative financial instruments	(54,643)	-	(56 993)	-	(63 075)
Other	4,201	-	4 201	-	5,549
(Increase) decrease in assets					
Marketable securities	10,221	-	(21 159)	-	(322,792)
Restricted investments	53,748	4 940	51 736	4 940	(12,225)
Trade accounts receivable	(1,260)	-	4 185	-	(1,260)
Recoverable taxes	(12 970)	(1 014)	(8 132)	(695)	(21,574)
Inventories	(13 337)	(2 605)	(6 051)	(1 954)	(27 114)
Advances to suppliers	(52 047)		(31 825)		(50 288)
Other	1,250	(537)	491	(1,299)	(5 705)
Increase (decrease) in liabilities:					
Trade accounts payable	21,323	-	10 926	-	32,015
Taxes, payroll and related charges	9 776	1,553	6 686	1 117	18 077
Other current liabilities	(473)	3,326	(471)	2,590	33
Other accrued liabilities	(4,345)	-	2 075	-	(153)
Other payables	6 614	-	4 172	-	5 450
Net cash used in operating activities	45 025	(26 049)	(7 254)	(16 200)	(444 432)
Cash flows from investing activities					
Additions to property, plant and equipment	(226 809)	(17 053)	(87 090)	(9 627)	(374 614)
Additions to intangible assets	-	(375)	-	16	(773)
Purchase of net asset in connection with acquisition - mainly mining rights	(18 863)	-	(18 840)	-	(85 922)
Net cash used in investing activities	(245 772)	(17 428)	(105 930)	(9 611)	(461 559)
Cash flows from financing activities					
Notes payable and debt:					
Loans obtained					
Short-term	291 829	83 773	231 874	66 053	576 754
Long-term	4 920	-	(44 057)	-	66 418
Loans paid short-term	(122 653)	(40 779)	(102 719)	-	(155 538)
Notes payable obtained	20 295	-	257	-	29 225
Notes payable paid	(6 524)	-	14 465	(35 476)	(47 617)
Capital increase	-	6 440	-	-	472 271
Minority interests	25 037	-	26 993	-	25 987
Net cash provided by financing activities	214 024	42 473	107 852	30 577	923 731
Increase (decrease) in cash and cash equivalents	14 071	(1 757)	(7 405)	4 266	15 771
Effect of exchange rate changes on cash and cash equivalents	329	1,233	3071	(410)	752
	14 400	(524)	(3 432)	3 856	16 143
Cash and cash equivalents, beginning of the period	1 743	18 338	19 575	13 978	-
Cash and cash equivalents, end of the period	16 143	17 874	16 143	17 834	16 143
	14 400	(524)	(3 432)	3 856	16 143
Supplementary disclosure of cash flow information					
Interest paid during the period	4 393	2 452	2 362	1 430	17 119

See accompanying notes to consolidated financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

Consolidated financial statements

June 30, 2007 and December 31, 2006

(In thousands of U.S. dollars, unless otherwise stated)

1 Summary of significant accounting policies and practices

i. Description of business

MMX Mineração e Metálicos S.A. ("the Company" or "MMX") is a holding company of a group of subsidiaries, most of them in the exploration stage.

In order to register as a Public Company in Brazil, MMX has gone through a reorganization process, which is summarized below:

MMX Mineração e Metálicos S.A. is the new name of Tressem Participações S.A. ("Tressem"), a company that was incorporated on August 26, 1998 and had no operations. Tressem was a shell company that was already registered with the Brazilian Securities and Exchange Commission ("CVM"). Tressem, the shell company, was 100% acquired by Eike Batista (the controlling shareholder of MMX) on November 9, 2005, and the acquisition was approved by the CVM.

Current year developments

On January 9, 2007, MMX Amapá Mineração Ltda. ("MMX Amapá") transferred to the Company its quotas in the capital stock of the subsidiary company IRX Mineração Ltda. ("IRX"), which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts – "GDR" program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 11.

On March 9, 2007, the direct subsidiary MMX Properties LLC ("MMX Properties") was formed, located in the United States of America, in the State of Delaware, owning a purchase option of an aircraft for which it made a down payment in the amount of $100.

(In thousands of U.S. dollars, unless otherwise stated)

On April 4, 2007, MMX Minas-Rio organized the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro") with the mining rights located in the Municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset Minas-Rio") performed the merger of subsidiary MMX Minas-Rio Mineração e logística Ltda. into their wholly-owned subsidiary MPC Mineração e Pesquisa Ltda. ("MPC"), which after the merger became closely-held corporation and renamed to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

On April 11, 2007, the Company and Centennial Asset Minas-Rio performed the spin-off of certain assets and liabilities of MMX Minas-Rio to two newly-incorporated companies, LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"). After this transaction, the Company held directly 70% of the capital stock of the two new companies.

As a result of the reorganization, LLX Minas-Rio hold assets related to the ore pipeline of MMX Minas-Rio integrated system and 300 hectares of Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu hold the remaining part of Port of Açu, with approximately 5,700 hectares. MMX Minas-Rio and its subsidiaries maintain their ownership on Minas-Rio System mining rights, on the iron ore processing plant and on the ore pipeline right of way.

The spin-off consisted of a transfer of assets within entities under common control, accounted for at the companies' net assets carrying amount as of March 31, 2007, resulting in no dilution to the Company's shareholding structure.

On April 11, 2007, at the end of the restructuring process, the Company transferred to the subsidiary LLX Logística, which became the holding of the Company's logistics activities, its equity interest in LLX Açu's capital stock, representing 4,657,874 non-par, book-entry, common shares, assessed at $2,272, as well as its interest in LLX Minas-Rio's capital stock, representing 452,127 non-par, book-entry, common shares, valued at $220, totaling to $2,492.

(In thousands of U.S. dollars, unless otherwise stated)

Still in the context of the restructuring process, the shareholders performed a partial spin-off of Centennial Asset Participações Minas-Rio S.A., transferring the divided portion of its capital stock into a new company to be named Centennial Asset Participações Logistica S.A. The assets and liabilities transferred as a result of this spin-off was limited, only, to the investments of Centennial Asset Minas-Rio in LLX Açu, which then transferred to Centennial Asset Participações Logística S.A. ("Centennial Asset Logística").

On May 29, 2007 the Company acquired the mining rights to explore iron ore in Bahia and in Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"). Accordingly to the shareholder agreement, such interest grants the control to the company.

On June 27, 2007, the Level 1 GDRs started being traded at Toronto Exchange ("TSX"), under the "XMM" code.

As a result of the restructuring process, the Company holds the following corporate interest:



(In thousands of U.S. dollars, unless otherwise stated)

MMX Minas-Rio

Centennial Asset Mining Fund LLC ("Centennial Asset") and MMX have entered into an agreement to a wholly-owned subsidiary of the mining company Anglo American plc ("Anglo American"), whereby Anglo American has purchased 100% of the shares of Centennial Asset Participações Minas-Rio and has subscribed additional shares of MMX Minas-Rio, in a transaction that resulted in Anglo American owning a consolidated 49% ownership interest in MMX Minas-Rio, as described in Note 17b.

Upon confirmation of Phase II, Anglo American would make an additional payment to Centennial Asset and a capital increase in MMX Minas-Rio. This will increase Anglo American's interests in Minas-Rio System to 50%.

Upon the completion of this restructuring, Anglo American will hold equal equity interest in MMX Minas-Rio and in LLX Minas-Rio, and these two companies will hold, respectively, the mining and logistics assets of Minas-Rio System. Anglo American will have a 6-week exclusivity, as of the date of the preliminary agreement, to negotiate and execute the definite documentation for the acquisition of Centennial Asset Minas-Rio and, also, to subscribe of new shares to be issued by MMX Minas-Rio.

At June 30, 2007, MMX had, by means of direct and indirect ownership in subsidiaries, the following projects:

a. At the Incorporation General Meeting held on March 1, 2007 the Company and its indirect subsidiary MPC (currently MMX Minas-Rio) established LLX Logística S.A. ("LLX Logística") whose operations consist of the integrated transport logistics services. MMX Minas-Rio (formerly MPC), LLX Minas-Rio, LLX Açu and MMX Serro, are the owners of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the state of Minas Gerais. These assets support the "MMX Minas-Rio System", connecting produce iron ore and transport it via a mining pipeline approximately 525 kilometers long, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a 6,000 hectare site suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, developed and/or compiled by the specialized company SRK Consulting, regarding this project, that estimated the necessary investments in $2,033,000 (unaudited), including investments related to acquisition of mining rights, with start-up scheduled for fiscal year 2009.

(In thousands of U.S. dollars, unless otherwise stated)

b. The Company, through its subsidiary MMX Amapá, has current activities in mining exploration (excluding those related to copper and precious metals) in the Municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá. Such activities are being handled by means of an exploration contract entered into between the subsidiary MMX Amapá and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), a subsidiary of Canadian company Goldcorp Inc.

c. The Company incorporated MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, for the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá - "EFA" Railway. The railroad operation concession is for a period of 20 years, with an option of an additional 20 years, and is aimed at developing the transportation logistics of extracted iron ore from the mines held by the Company in the State of Amapá.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the commitimens with third parties undertaken by the concession agreement. Its parent company, MMX Amapá, will start operating during the second semester of 2007.

According to the Concession Agreement, MMX Logística do Amapá must invest in the first two concession years approximately $21,000 (unaudited) in the restoration of the railway.

d. The Company, through the subsidiary MMX Corumbá Mineração Ltda. ("MMX Corumbá"), is the holder and lessee of mining rights in the City of Corumbá, State of Mato Grosso do Sul. MMX Corumbá is in the current phase of limited production of iron ore through the operation of its two mines. During the fourth quarter of 2006, the subsidiary started exporting iron ore. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec, that estimated the necessary investments in $72,000 (unaudited).

The indirect subsidiary MMX Trade Shipping (Nevada) LLC ("MMX Trade"), incorporated on November 9, 2006, is located in the United States of America, State of Nevada, and owns 110,305 tonnes of lump iron ore acquired from MMX Corumbá.

e. The Company, through its subsidiaries MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá") (formerly MMX Metálicos do Brasil Ltda.) and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of cast iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra, State of Rio de Janeiro. The estimated investment necessary for these projects is $1,224,000 (unaudited).

   On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

   Committed to buy the agreed volume as from August 2007. Cargill will be the only company, excluding to South America, to trade the pig iron production acquired from MMX Metálicos Corumbá originating from MMX Corumbá System.

f. The Company, through its subsidiary MMX Properties, owns a purchase option of an aircraft for which it made a down payment in the amount of $100.

(In thousands of U.S. dollars, unless otherwise stated)

ii. Going concern

The Company and most of the subsidiaries are still in an exploration stage and thus have not commenced its planned principal operations, being dependent upon the financial support of the shareholders or capital infusions from third parties up to the moment, their operations are profitable. In the absence of such support, there could be substantial uncertainties about the Company's and subsidiaries' ability to conduct its planned principal operations as a whole. The accompanying consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company and its subsidiaries to continue as going concern. Notwithstanding the foregoing, the MMX Corumbá System started generating initial revenues from iron ore mining activities. The Company also plans to start mining operations in the MMX Amapá System in 2007 having secured all funding and capital resources in connection therewith. In order to finance the capital for the remaining operations, namely their metallic operation at the MMX Minas-Rio System, the Company raised capital by means of an initial public offering and has plans for additional financing from various financial institutions.

iii. Basis of presentation and consolidation

In the opinion of the management of the Company, the accompanying consolidated financial statements contain all adjustments (which are normal recurring accruals) necessary to present fairly its financial position as of June 30, 2007, and its consolidated results of operations and cash flows for the six months ended June 30, 2007 and 2006. Interim results for the six months ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007. The interim financial statements shall be read in conjunction with the Company's Annual Report for the year ended December 31, 2006.

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("US GAAP"), which differ in certain respects from Brazilian accounting principles applied by the Company and its subsidiaries in their statutory financial statements. U.S. generally accepted accounting principles vary in certain significant respects from accounting principles generally accepted in Canada. The Company has presented the nature of such differences in Note 18 to the financial statements.

MMX Mineração e Metálicos S.A. and subsidiaries (exploration stage companies)

Consolidated financial statements

(In thousands of U.S. dollars, unless otherwise stated)

The Company maintains its statutory accounting records in local currency, the real. The U.S. dollar amounts presented in the consolidated financial statements have been remeasured (translated) from the local currency amounts in accordance with the criteria set forth in Statement of Financial Accounting Standards ("SFAS") no. 52 - Foreign Currency Translation.

The Company and its subsidiaries (collectively "the Companies") determined the local currency (real) as their functional currency and have translated all assets and liabilities into U.S. dollars at the current exchange rate at June 30, 2007 and December 31, 2006 (R$1.9262 and R$2.1380 to US$1.00, respectively), and all amounts in the statements of operations and cash flows at the average rates prevailing during each of the months within the period ended June 30, 2007 and 2006 and the period from the inception date (January 16, 2001) to June 30, 2007, including amounts relative to local currency indexation and exchange variances on assets and liabilities denominated in foreign currency. The related translation adjustments are included in accumulated other comprehensive income (loss), a component of shareholders' equity (deficit). All significant intercompany balances and transactions have been eliminated in consolidation.

The details of the consolidated subsidiaries are as follows:

	Ownership percentage	
	June 30, 2007	**December 31, 2006**
Direct subsidiaries:		
MMX Amapá	70.00%	70.00%
MMX Minas-Rio (formerly MPC)	70.00%	69.99%
MMX Minas-Rio Mineração Logística Ltda. (currently MMX Minas-Rio)	-	70.00%
MMX Corumbá	70.00%	70.00%
MMX Metálicos Corumbá	99.99%	99.99%
MMX Properties	100.00%	-
IRX	80.00%	-
MMX Metálicos Amapá	99.99%	-
LLX Logísitca	99.99%	-
Bahia Ferro	24.00%	-

(In thousands of U.S. dollars, unless otherwise stated)

	Ownership percentage	
	June 30, 2007	December 31, 2006
Indirect subsidiaries:		
IRX	-	56.00%
MPC (currently MMX Minas Rio)	-	69.99%
MMX Logística do Amapá	69.99%	69.99%
MMX Trade Shipping	70.00%	-
MMX Serro	70.00%	-
LLX Açu	70.00%	-
LLX Minas-Rio	70.00%	-

The accounting policies have been consistently applied in all the consolidated companies and are consistent with those used in the previous year.

Except for MMX Minas Rio, MMX Amapá and LLX Açu, the subsidiaries in which minority interest exists have presented losses exceeding the minority interest in the equity capital of these subsidiaries, such excess applicable to the minority interest were charged against net loss, as there is no obligation for the minority interest to make good such losses. However, if future earnings do materialize, the current net income will be credited to the extent of such losses previously absorbed.

iv. Use of estimates

The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and with respect to the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of inventories, property, plant and equipment, intangibles, deferred income tax assets, environmental liabilities, asset retirement obligations, valuation of derivative instruments, share-based compensation and fair value of financial instruments. Actual results could differ from those estimates. The Company reviews the estimates and assumptions periodically.

v. Recently adopted accounting standards

- FIN 48

  In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 - Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 ("FIN 48"), which became effective on January 1, 2007 (see Note 10 - Income Tax).

2 Marketable securities and restricted cash

Marketable securities represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (CDI - Interbank Deposit Certificate).

The Company has a portion of its financial investments as restricted investments, as mentioned in Note 9c, in the total amount of $21,152, and there is no loss in the accruing of interests referring to such investments.

(In thousands of U.S. dollars, unless otherwise stated)

The portfolio of marketable securities is broken down as follows:

	Nature of investments					
Financial Institution	Debentures (a)	Open Investment Funds (b)	LTN Over (c)	CDB (d)	Total June 30, 2007	Total December 31, 2006
Exclusive funds:						
Banco Pactual	313,435	1,938	-	-	315,373	343,963
Credit Suisse	-	-	54,350	2,347	56,697	67,782
Total exclusive funds	313,435	1,938	54,350	2,347	372,070	411,745
Other investments:						
Banco Itaú BBA	21,152	-	-	-	21,152	17,952
Unibanco and other	-	-	-	14	14	971
Total other investments	21,152	-	-	14	21,166	18,923
Total investments	334,587	1,938	54,350	2,361	393,236	430,668
Investments recorded as marketable securities					372,084	362,716
Restricted investments					21,152	67,952
Total investments, net					393,236	430,668

(a) Debt securities issued by Brazilian companies.

(b) Shares of investment funds.

(c) National Treasury Notes issued by the Brazilian Government

(d) Certificates of deposit issued by Brazilian banks.

(In thousands of U.S. dollars, unless otherwise stated)

Exclusive funds, which are regularly reviewed by independent auditors, are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and auditing fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

3 Inventories

The inventories are comprised by finished goods of iron ore of MMX Corumbá and MMX Trade Shipping LLC and raw material, as follows:

	June 30, 2007	December 31, 2006
ished goods	30,070	17,182
Raw material	2,778	278
Total	32,848	17,460

4 Fair value of financial instruments

The following estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret market data and to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. Certain assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value. The estimated fair values of financial instruments are as follows:

	June 30, 2007		December 31, 2006	
	Carrying amounts	Fair value	Carrying amounts	Fair value
Financial assets:				
Cash and cash equivalents	16,143	16,143	1,743	1,743
Derivatives financial instruments	65,727	65,727	9,482	9,482
Marketable securities	372,084	372,084	362,716	362,716
Restricted cash	21,152	21,152	67,952	67,952

(In thousands of U.S. dollars, unless otherwise stated)

	June 30, 2007		December 31, 2006	
	Carrying amounts	Fair value	Carrying amounts	Fair value
Financial liabilities:				
Debt:				
In foreign currency	326,425	327,258	171,696	172,638
In local currency	6,146	6,146	7,278	7,278
Notes payable:				
In foreign currency	10,454	10,454	11,276	11,276
In local currency	26,255	26,255	9,832	9,832

Criteria, assumptions and limitations used to calculate the market value

Cash and cash equivalents

The accounting value approximates the market value of the trading securities due to the short-term maturity of these instruments.

Marketable securities and restricted cash

Both carrying amount and fair value of the marketable securities, including "the part restricted as collateral", are calculated based on current market rates applicable for such type of debt securities.

Debt

The fair value of the Company's debt is estimated by discounting the future cash flows of each instrument at rates currently offered to the Company for similar debt instruments of comparable maturities by the Company's bankers.

(In thousands of U.S. dollars, unless otherwise stated)

Notes payable

The fair value of notes payable is calculated and recorded through the discounting of the Company's cash flows using a market interest rate of 8%, whenever the notes do not include an explicit interest rate. This results in reflecting a more favorable condition that would otherwise have been available to the subsidiary. The fair value of notes payable with explicit interest rates, approximates the carrying value due to the short-term maturity of such notes.

Derivatives financial instruments

The fair value is determined based on quotations provided by the financial institutions which issued the financial instruments.

The following table presents the estimated fair values of the Company's derivative financial instruments:

	Fair value	
	June 30, 2007	December 31, 2006
Currency transactions:		
Banco Santander - $30,000 amount maturing February 2007	-	543
Banco Pactual - $100,000 amount maturing February 2007	-	2,438
Banco ABC Brasil - $45,000 amount maturing February 2007	-	813
Unibanco S.A. - $130,000 amount, maturing February 2007	-	3,256
ABN AMRO S.A - $45,000 amount maturing February 2007	-	1,152
Banco Votorantin - $50,000 amount maturing February 2007	-	1,280
ABN AMRO S.A - $100,000 amount maturing March 2008	6,165	-
Banco Bradesco - $100,000 amount maturing December 2007	(1,087)	-
Citibank - $795,000 amount maturing from November 2007 to March 2008	29,505	-
Itaú BBA - $100,000 amount maturing November 2007	(1,096)	-
Merrill Lynch - $50,000 amount maturing October 2007	30	-
Pactual - $250,000 amount maturing December 2007	12,718	-
Unibanco S.A. - $125,000 amount maturing December 2007	9,843	-
Itaú BBA - $17,000 amount, maturing July 2007	(2,763)	-
Banco Votorantim - $230,000 amount maturing in November and December 2007	12,412	-
Total	65,727	9,482

(In thousands of U.S. dollars, unless otherwise stated)

5 Property, plant and equipment

	Annual depreciation - depletion rates (%)	June 30, 2007			December 31, 2006		
		Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Mining rights	(*)	142,625	(290)	142,335	89,381	(156)	89,225
Asset retirement obligation	(*)	5,735	(10)	5,725	5,157	-	5,157
Land	-	38,215	-	38,215	28,680	-	28,680
Forest	(**)	3,225	-	3,225	2,906	-	2,906
Aircraft	10	6,305	(631)	5,674	5,680	(283)	5,397
Building and improvements	8	1,923	(77)	1,846	704	(7)	697
Railroad equipment	5	5,767	(159)	5,608	2,942	(41)	2,901
Machinery and equipment	10	23,715	(1,345)	22,370	16,415	(550)	15,865
Furniture and fixture	10	1,694	(133)	1,561	401	(91)	310
Vehicles	20	2,121	(310)	1,811	1,230	(122)	1,108
Data processing equipment	20	2,135	(309)	1,826	1,385	(120)	1,265
Construction in progress	-	177,299	-	177,299	29,742	-	29,742
Advances for fixed assets acquisition		43,172	-	43,172	8,140	-	8,140
Other	20	942	(108)	834	321	(27)	294
Total		454,873	(3,372)	451,501	193,084	(1,397)	191,687

(*) Units of production method

(**) The depletion of the forest reserves will be calculated based on the volume of timber cut in relation to the potential existing volume

(In thousands of U.S. dollars, unless otherwise stated)

During the period ended June 30, 2007 and 2006 and accumulated as from the inception January 16, 2001, the Company had capitalized interest in the amount of $6,540, $0 and $7,177, respectively.

All property, plant and equipment items are located in Brazil and will be employed in the mining business. The Company's management believes that the balance of its fixed assets is recoverable through cash flows from its future operations, as from the operation's start-up date.

Mining rights

Mining rights are detailed as follows:

Subsidiary	State	Mining right	June, 30 2007	December 31, 2006
Acquisitions:				
(a) IRX	Bahia	Iron ore	87	80
(b) MMX Serro (2006 - MMX Minas-Rio)	Minas Gerais	Iron ore	19,922	1,152
(c) MMX Minas-Rio	Minas Gerais	Iron ore	15,848	14,277
(d) MPC (currently MMX Minas Rio)	Minas Gerais	Iron ore	58,559	53,744
(e) MMX Corumbá	Mato Grosso do Sul	Iron ore	15,031	13,542
(f) MMX S.A.	Bahia	Iron ore	5,077	-
Other			838	-
			115,362	82,795
Accumulated depletion - MMX Corumbá			(290)	(156)
			115,072	82,639
Advances for mining rights acquisition:				
(g) MMX Serro (2006 - MMX Minas-Rio)	Minas Gerais	Iron ore	526	723
(h) MMX Minas-Rio	Minas Gerais	Iron ore	26,691	5,863
Bahia Ferro	Bahia	Iron ore	46	-
			27,263	6,586
Total			142,335	89,225

(a) Mining rights acquired on September 9, 2004.

(In thousands of U.S. dollars, unless otherwise stated)

(b) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid $700 and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid $480. On January 24, 2007, the purchase option of this right was exercised in the amount of $16,444 to be paid in twenty equal, consecutive and monthly installments in the amount of $822, adjusted by the Brazilian savings index, as described in Note 8a.

(c) Located in the Quadrilátero Ferrífero region and acquired by the subsidiary MMX Minas-Rio on October 19, 2005, at cost of $14,277 at present value, a total of $4,445 out of which was paid on November 3, 2005, February 20, 2006 and April 30, 2006. The remaining amount of $9,832 (principal plus accrued interest) will be paid in installments, as described in Note 8b.

(d) Located in the Quadrilátero Ferrífero region and acquired on August 17, 2005, through the acquisition of shares of MPC, the owner of the mining rights. The total value of the transaction was $69,112 at present value, and the first installment of $20,000 was paid in 2005. As mentioned in Note 8c on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in a decrease in the total amount of the remaining note payable to $29,570 (face amount of $30,500), $20,000 out of which was paid in December 2006. The current note payable related to such acquisition amounts to $10,454 (face amount of $10,500) as of June 30, 2007.

On January 10, 2006, the parent company was granted new mining rights from "DNPM" in the same region at a cost of R$1.00 (equivalent to $0.52).

(e) Located in the Municipality of Corumbá, acquired by the subsidiary MMX Corumbá in August 2005, at an initial cost of $12,500, which was fully paid in 2005.

(f) On May 29, 2007 the Company acquired the mining rights to explore iron ore in Bahia and in Piauí through the acquisition of 120,000 quotas of Bahia Ferro with a par value of R$1.00 (equivalent to $0.52), related to 24% of equity interest. The cost of the transaction was $5,139. The Company recorded goodwill allocated to mining rights in the amount of $5,077 on account of this acquisition.

(In thousands of U.S. dollars, unless otherwise stated)

The Company has the option to purchase the remaining 76% of equity interest for the additional price of $66,816, adjusted by the variance of the IGP-M index (local inflation index).

(g) On March 3, 2006, an option agreement, amounting to $500, was entered into for the mining rights purchase regarding iron ore exploration, in the Serra do Espinhaço region. Such amount has been paid in full. On December 11, 2006, an amendment to the original contract was signed, increasing the option by $200, to be paid in four equal and monthly installments as from December 2006.

(h) On April 28, 2006, an option agreement was entered into for the purchase of mining rights relating to iron ore exploration in the Quadrilátero Ferrífero region, for which it paid $6,000 as a purchase option. The purchase option was extended for an additional 8 months through an additional payment of $18,500, which occurred on March 6, 2007.

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an agreement by which MPBA transferred to MMX Amapá the mining rights previously jointly explored (DNPM #852.730/93, #858.010/99 and #858.114/04). In exchange MMX Amapá agreed to pay MPBA the equivalent of 1% of the gross revenues obtained from the selling or any other type of trade of the iron ore or other ores coming from those mining rights.

Aircraft lease-back operation

The subsidiary MMX Metálicos acquired an aircraft in February 2006, at the price of $6,000, and, subsequently, on May 16, 2006, the subsidiary signed an aircraft sale-lease-back agreement in the amount of $5,400, for a term of 120 months and with a residual value of $1,350. The $600 loss was recognized in the statement of operations for the period ended June 30, 2006. The lease is repayable quarterly, which began in September 2006.

(In thousands of U.S. dollars, unless otherwise stated)

6 Intangibles, net

Intangible assets consist of the following:

	June 30, 2007	December 31, 2006
Railroad concession rights	422	380
Accumulated amortization	(50)	(17)
	372	363

Aggregate amortization expense on intangible assets was $33 and $5 and $50 for the periods ended June 30, 2007 and 2006, and accumulated as from the inception, January 16, 2001 to June 30, 2007, respectively. Estimated amortization expense for each of the five succeeding fiscal years is as follows:

2007	21
2008	21
2009	21
2010	21
2011	21

(In thousands of U.S. dollars, unless otherwise stated)

7 Asset retirement obligations

The Company has asset retirement obligations arising from regulatory requirements to perform certain asset retirement activities when the right to perform mining activities is over. The liability is initially measured at fair value and subsequently adjusted for accretion expense and changes in the amount or timing of the estimated cash flows. The corresponding asset retirement costs are capitalized and for the operational assets are being depreciated over the related long-lived asset's useful life by the unit of production method. The following table presents the activity for the asset retirement obligations:

	June 30, 2007	December 31, 2006
Beginning balance:	5,879	4,710
Additional liabilities incurred	-	-
Accretion expense	1,088	1,169
Ending balance	6,967	5,879

(In thousands of U.S. dollars, unless otherwise stated)

8 Notes payable

		June 30, 2007		December 31, 2006	
		Current	Long-term	Current	Long-term
Related to the acquisition of mining rights by MMX Minas-Rio and MMX Serro:					
$15,058 face amount, low-interest-rate bearing (less unamortized discount based on imputed interest rate of 8% - June 30, 2007, $902)	(a)	11,182	2,974	-	-
$15,577 and $13,833 face amounts as of June 30, 2007 and December 31, 2006, respectively, non-interest bearing (less unamortized discount based on imputed interest rate of 8% - 2007: $4,223; 2006: $4,001), due in February and April 2006 and October 2009, 2010 and 2011	(b)	-	11,354	-	9,832
Other		617	128	943	283
Related to the acquisition of subsidiary by MMX Minas-Rio:					
U.S. dollar denominated account payable: $10,500 face amounts as of June 30, 2007 and December 31, 2006, low-interest-rate bearing (less unamortized discount based on imputed interest rate of 8% - 2007: $46; 2006: $450)	(c)	10,454	-	10,050	-
Total		22,253	14,456	10,993	10,115

(In thousands of U.S. dollars, unless otherwise stated)

(a) Remaining balance payable to the seller, in eighteen monthly, equal and consecutive installments in the amount equivalent to $910, adjusted at the savings index, as Note 5b.

(b) Remaining balance payable to the seller, in three installments, all indexed by IGP-M, due on October 19, 2009, 2010 and 2011, in such amounts of $3,633, $3,861 and $3,861, respectively, as set forth through a contract amendment on July 1, 2006. As these notes payable did not include interest, thus reflecting a more favorable condition that would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

(c) Amount related to the acquisition of the subsidiary MPC (currently MMX Minas-Rio), due to the sellers. As of December 3, 2006, it was paid the amount of $20,000 and the remaining balance of $55,000 (face value) would be paid on June 23, 2008 with interest of 2.5% p.a.

The Company has given MPC's mining rights as collateral. As these notes payable reflected a more favorable interest rate than would otherwise have been available to the subsidiary MMX Minas-Rio, they were discounted through application of a market rate of interest, 8% per annum, and a corresponding decrease was recorded in the carrying value of the mining rights in the balance sheet.

As mentioned in Note 5d, on October 23, 2006, the subsidiary MMX Minas-Rio entered an amendment to the original purchase contract for the acquisition of MPC shares, due to a revision of the total MPC's mining deposit. This amendment resulted in an anticipation of the maturity date and a decrease in the total amount of the remaining note payable related to such acquisition by $22,660 (face amount of $24,500), from $52,230 (face amount of $55,000) to $29,570 (face amount of $30,500). This difference, amounting to $22,660, was credited against mining rights.

On December 3, 2006, the Company paid $19,728 (face amount $20,000). The remaining balance of $9,841 (face amount $10,500) was paid on July 30, 2007.

(In thousands of U.S. dollars, unless otherwise stated)

9 Debt

Bank	Currency	Interest %p.a.	Final maturity date	Guarantees	June 30, 2007	December 31, 2006
Banco ABC Brasil S.A.	US$	8.30	Jul. 2007	(a)	8,000	-
Banco ABC Brasil S.A.	US$	Libor + 3.50	Oct. 2007	(a)	5,000	5,000
Banco ABN AMRO Real S.A.	US$	6.70	Mar. 2007	(a)	-	4,500
Banco ABN AMRO Real S.A.	US$	Libor + 3.28	Sep. 2007	(d)	-	50,000
Leasing aircraft	US$	Libor + 2.85	Jul. 2016	(a)	4,995	5,196
Banco BBM S.A.	US$	7.80	May. 2007	(d)	-	3,500
Banco Bradesco S.A.	US$	6.80	Apr. 2008	(d)	13,000	-
Banco Bradesco S.A.	US$	7.85	Nov. 2007	(d)	5,100	-
Banco Bradesco S.A.	US$	6.77	Jun. 2008	(d)	10,000	-
Banco Bradesco S.A.	US$	6.85	Apr. 2008	(d)	7,000	-
Banco Itaú BBA S.A.	US$	8.10	Sep. 2007	(d)	4,000	4,000
Banco Itaú BBA S.A.	US$	9.25	Mar. 2008	(d)	1,000	-
Banco Itaú BBA S.A.	US$	8.30	Mar. 2007	(d)	-	1,000
Banco Itaú BBA S.A.	US$	8.10	Sep. 2007	(d)	2,500	2,500
Banco Itaú BBA S.A.	US$	6.90	Jul. 2007	(d)	5,000	5,000
Banco Itaú BBA S.A.	US$	7.10	Jul. 2007	(d)	17,600	-
Banco Itaú BBA S.A.	US$	7.50	Jun. 2007	(d)	-	5,000
Banco Itaú BBA S.A.	US$	7.60	Jun. 2007	(d)	-	4,000
Banco Itaú BBA S.A.	US$	8.80	Sep. 2007	(d)	16,000	-
Banco Itaú BBA S.A.	US$	8.80	Sep. 2007	(d)	14,000	-
Banco Itaú BBA S.A.	US$	5.90	Jul. 2007	(a)	9,000	-
Banco Safra S.A.	US$	6.70	May 2008	(d)	5,000	-
Banco Unibanco S.A.	US$	6.60	Jun. 2007	(a)	-	5,000
Banco Unibanco S.A.	US$	8.25	Apr. 2008	(b)/(d)	6,500	-
Banco Unibanco S.A.	US$	Libor + 2.95	Jul. 2008	(b)/(d)	12,000	12,000
Banco Unibanco S.A.	US$	Libor + 2.95	Sep. 2008	(b)/(d)	8,000	8,000
Banco Unibanco S.A.	US$	Libor + 2.95	Jul. 2008	(b)/(d)	6,500	6,500
Banco Unibanco S.A.	US$	Libor + 2.95	Jul. 2008	(b)/(d)	5,000	5,000
Banco Unibanco S.A.	US$	Libor + 2.95	Sep. 2008	(b)/(d)	5,000	5,000
Banco Unibanco S.A.	US$	Libor + 2.95	Nov. 2008	(b)/(d)	3,500	3,500
Banco Unibanco S.A.	US$	8.05	Jun. 2008	(b)/(d)	10,000	-
Banco Unibanco S.A.	Real	CDI + 1.21	Jan. 2007	(d)	-	1,115
Banco Unibanco S.A.	US$	6.60	Jun. 2007	(a)	-	5,000

(In thousands of U.S. dollars, unless otherwise stated)

Bank	Currency	Interest %p.a.	Final maturity date	Guarantees	June 30, 2007	December 31, 2006
Banco Unibanco S.A	US$	Libor + 4.10	Sep. 2008	(a)	12,000	12,000
Banco Unibanco S.A.	US$	8.35	Jan. 2008	(b)	5,000	-
Banco Unibanco S.A	US$	8.38	Feb. 2008	(b)	8,500	-
Banco Votorantim S.A	US$	7.55	Mar. 2007	(d)	-	2,000
Banco Votorantim S.A.	US$	7.40	Apr. 2007	(d)	-	3,000
Banco Votorantim S.A.	US$	7.40	May 2007	(d)	-	5,000
Banco Votorantim S.A.	US$	7.70	Mar. 2008	(d)	25,000	-
Banco Votorantim S.A.	US$	8.50	Mar. 2008	(d)	10,000	-
Banco Votorantim S.A.	US$	7.00	Nov. 2007	(d)	5,000	-
Banco Votorantim S.A.	US$	7.00	Mar. 2008	(a)	9,000	-
BNDES	Real	12.60	Oct. 2010	(a)	1,058	1,066
BNDES	Real	12.60	Mar. 2010	(a)	378	392
BNDES	Real	11.60	Aug. 2010	(a)	4,006	4,080
BNDES	Real	5.60	Aug. 2010	(a)	701	705
CITIBANK	US$	5.95	Nov. 2007	(d)	10,000	10,000
Credit Suisse S.A	US$	6.70	Dec. 2007	(d)	30,150	-
Santander Banespa	US$	7.70	Feb. 2008	(d)	3,000	-
Santander Banespa	US$	7.20	Jan. 2008	(a)	5,000	-
Santander Banespa	US$	7.10	Feb. 2008	(a)	5,000	-
Santander Banespa	US$	6.90	Feb. 2008	(a)	10,000	-
Santander Banespa	US$	6.97	Mar. 2008	(a)	5,000	-
					332,571	178,974
Short-term					271,630	117,467
Long-term					60,941	61,507
					332,571	178,974
Accrued interest					6,955	2,444

(In thousands of U.S. dollars, unless otherwise stated)

Composition of foreign currency denominated debt by currency:

	June 30, 2007	December 31, 2006
Currency		
United States dollars	326,425	171,696
Total	326,425	171,696

At June 30, 2007, the Company's total debt matures as follows:

2007	141,430
2008	180,000
2010	6,146
2016 and after	4,995
Total	332,571

All debts mentioned above will be paid in one installment at maturity date.

Guarantees:

(a) All debts are guaranteed by personal guarantee from the controlling shareholder as intervening party or co-obligor.

(b) Pledge of mining rights and guarantee ceded by the subsidiary.

(c) Collateral cash, amounting to $21,152, recorded as "restricted investments" in the balance sheet.

(d) Consolidated subsidiaries' debts guaranteed by the Company.

(In thousands of U.S. dollars, unless otherwise stated)

In addition to the debt facilities, the following credit lines are available to the Company:

- The Company, through its subsidiaries MMX Amapá and MMX Logística, has a credit line in the amount of $250,000 for a seven-year term and two-year grace period, provided by Banco ABC Brasil S.A. and Banco Itaú BBA, guaranteed by an export contract for the iron ore production of the Company. The credit line is subject to a series of suspense conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees. On February 22, 2007, the agreement of this loan was signed.

- The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco S.A. ("Unibanco") in the amount of $400,000 for a one hundred and forty four-month term and a six-month grace period. Unibanco will also act as an advisor for the contracting of $968,000 in additional lines, amounting, together with the direct line of Unibanco, to a total $1,518,000. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of $50,000 in the bridge loan category for the initial investments of the project and obtainment of licenses. The Company has already fully used such credit line as of June 30, 2007. The collateral provided consisted of the pledge of the mining rights of process no. 830.286 of DNPM, owned by the subsidiary MMX Minas-Rio.

- On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of debt restructuring of MMX Corumbá (mine 63) and financing of Pig Iron Project of MMX Metálicos Corumbá. The financial proposal sets forth export prepayment operation in the total amount of up to $60,000 to MMX Corumbá and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") and Fundo Constitucional do Centro-Oeste ("FCO") onlending in the total amount of $90,000 to MMX Metálicos Corumbá which is suspended as described in Note 17c.

- On June 6, 2007, the project of MMX Minas Rio, aimed at the deployment of the infrastructure necessary for the exploration of iron ore mines in the Quadrilátero Ferrífero region of Minas Gerais, as well as the construction of the mining pipeline for transportation of iron ore pulp to the port terminal - Açu Port, to be deployed in the municipality of São João da Barra, had its qualification for financing by BNDES acknowledged, by means of financial agents, with potential adhesion of BNDES to the syndicate of onlending banks, which will depend on compliance with the rules in force at BNDES. The approval of the qualification does not imply approval of financing.

10 Income taxes

In July 2006, FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation provides guidance on recognition, classification and disclosure concerning uncertain tax liabilities. The evaluation of a tax position requires recognition of a tax benefit if it is more likely than not it will be sustained upon examination. The Company adopted this Interpretation effective January 1, 2007. The adoption did not have a material impact on MMX' consolidated financial statements.

The Company and its subsidiaries file tax returns in Brazilian jurisdiction. The Company classifies interest on financial expenses or financial income and classifies tax related penalties as operating expenses. At June 30, 2007, the Company had no material accrued interest and penalties payable.

(In thousands of U.S. dollars, unless otherwise stated)

Income tax expense attributable to income from continuing operations was $3,811, $0, $1,819, $0 and $3,811, respectively, for the periods and quaters ended June 30, 2007 and 2006 and for the accumulated period as from the inception (January 16, 2001) to June 30, 2007, and differed from the amounts computed by applying the Brazilian Federal income tax rate of 34% (combined rate of federal income tax of 25% and social contribution of 9%) to pretax income from continuing operations as a result of the following:

	Six-month period ended June 30, 2007	Six-month period ended June 30, 2006	Second quarter period ended June 30, 2007	Second quarter period ended June 30, 2006	Accumulated as from the inception (January 16, 2001) to June 30, 2007
Income (loss) before income taxes and minority interest	69,036	(23,226)	59,774	(19,032)	(11,599)
Expected federal income and social contribution tax benefi at statutory rates - 34%	(23,472)	7,897	(20,323)	6,471	3,944
Permenent differences:					
Offering costs expensed (deductible) for tax purposes	-	-	-	-	17,687
Share-based compensation	(10,502)	-	(10,502)	-	(16,955)
Other	6,291	-	3,218	-	6,166
	(27,683)	7,897	(27,607)	6,471	10,842
Valuation allowance allocated to deferred income tax expense	23,872	(7,897)	(25,788)	(6,471)	(14,653)
Income taxes for the period	(3,811)	-	(1,819)	-	(3,811)

(In thousands of U.S. dollars, unless otherwise stated)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets are presented below:

	June 30, 2007	December 31, 2006
Deferred tax assets (liabilities):		
Tax loss carryforwards	20,828	17,211
Temporary differences - differences between the Brazilian tax basis and the reporting basis raised from:		
Start-up costs deferred for statutory accounting purposes	17,212	23,219
Discount through a market interest rate on notes payable and the related mining rights acquired	2,384	1,291
Unrealized gain on derivative instruments	(23,287)	(3,224)
Other	(2,484)	28
Total gross deferred tax asset, net	14,653	38,525
Less valuation allowance	(14,653)	(38,525)
Net deferred tax assets	-	-

Tax loss carryforwards may be carried-forward indefinitely against the profits of future periods: however, the offset is limited to 30% of current year taxable income. Total tax loss carryforwards are $61,259 and $50,620 for June 30, 2007 and December 31, 2006 respectively. No carry-back of losses is allowed.

The valuation allowance for deferred tax assets as of June 30, 2007 and December 31, 2006 was $14,653 and $38,525, respectively. The net change in the total valuation allowance for the periods and quarters ended June 30, 2007 and 2006 and from inception (January16, 2001) to June 30, 2007, was $23,872, $7,897, $ 25,788, $6,471 and $14,653, respectively.

(In thousands of U.S. dollars, unless otherwise stated)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the Company will need to generate future taxable income. Management considers that the subsidiaries will not generate future taxable income in the short-term, as from the start up of its operations, in order to fully or partially recover such tax asset. As a result, a 100% valuation allowance on the deferred tax asset has been recorded.

11 Shareholder's equity (deficit)

At June 30, 2007, the capital stock was comprised of 7,607,756 common shares (at December 31, 2006 - 3,803,878 common shares), with no par value, all considering regular and reverse stock splits occurred.

On January 25, 2007, in the Special General Meeting, a stock split of the common shares issued by the Company was approved, in proportion to two new common shares for each existing common share.

Subsequently to the balance sheet date, on July 23, 2007, in the Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in proportion to two new common shares for each existing common share.

As such, references to shares in these financial statements are after the subsequent stock splits. Consequently, at June 30, 2007 and December 31, 2006, the capital stock was comprised of 15,215,512 common shares, with no par value.

(In thousands of U.S. dollars, unless otherwise stated)

12 Share-based options plans

Equity plan

In order to encourage increased performance by the Company's top executives, on June 30, 2006, the controlling shareholder granted 184,480 call options (737,920 after all splits occurred in 2007) for shares of MMX belonging to him, on behalf of 7 Company officers and 20 of the main managers. Additionally, on March 1, 2007, the controlling shareholder granted 32,202 additional call options (64,404 after all splits occurred in 2007) to 2 more managers. These granting of options by the Company's controlling shareholder represents a mechanism of remuneration and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these officers can be exercised in a period varying from immediately to 6 years after their granting. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed with the CVM on July 21, 2006, which forbids the sale of shares for a 3-year period, beginning from the date of the public offering, except if they obtain express authorization of the Company's controlling shareholder.

On June 30, 2006, the controlling shareholder of the Company had granted certain Company's officers and main managers for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$815 (equivalent to $423), and that can be exercised mainly in the proportion of 20% at each one of the first 5 anniversaries of the public offering.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

(In thousands of U.S. dollars, unless otherwise stated)

The stock-based awards had their fair value based on the following assumptions:

	Options granted on July 21, 2006	Options granted on March 1, 2007
Expected annual volatility	from 30.79 to 33.03%	from 31.37 to 32.85%
Weighted average volatility	31.74%	31.91%
Expected dividends	0%	0%
Expected option life (in years)	2.31 years	3.72 years
Weighted average risk free rate	15.20% p.a.	12.08% p.a.

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

(In thousands of U.S. dollars, unless otherwise stated)

As required by SFAS no. 123(R), the Company made an estimate of expected forfeitures and is recognizing compensation cost only for those equity awards expected to vest. As of June 30, 2007, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option plans but not yet recognised was $61,184, net of estimated forfeitures. This cost will be amortized on straight-line basis over a weighted average term of 3.17 years and will be adjusted for subsequent changes in estimated forfeitures.

The Company issues new shares of common stock upon exercise of stock options. A summary of share option activity under the Plan as of June 30, 2007, the year of its granting, and the changes for the accumulated period as from the inception to June 30, 2007 then ended is presented as follows:

	Options	Weighted-average exercise price ($)	Weighted-average remaining contractual term	Aggregate intrinsic value ($)
Granting on July 21, 2006	737,920	0.19	-	-
Exercises	-	-	-	-
Forfeitures or expirations	-	-	-	-
Outstanding at December 31, 2006	737,920	0.19	3.06	196,832
Exercisable at December 31, 2006	194,480	0.19	0.86	51,875
Granting on March 1, 2007	64,404	0.00	3.98	17,179
Exercises	(116,688)	0.19		(31,125)
Forfeitures or expirations	-	-	-	-
Outstanding at June 30, 2007	685,636			182,886
Exercisable at June 30, 2007	77,792			20,750

(In thousands of U.S. dollars, unless otherwise stated)

The aggregate intrinsic value in the table above represents the total pretax intrinsic value, the difference between the Company's closing stock price at equivalent to $266,84 (considering the subsequent stock split) on the last trading day of June 30, 2007 and the exercise price of $0.10, times the number of option that would have been received by the option holders had all option holders exercised their options on June 30, 2007. This amount changes based on the fair market value of the Company's common stock. Total intrinsic value of options exercised was $31,125 up to June 30, 2007.

Liability plan

In addition to this remuneration mechanism, the Company, in an Extraordinary General Meeting held on April 28, 2006, approved a company issued share call option program. According to the share call option program, the Board of Directors can grant share call options on behalf of officers, executives and associates of the Company that represent no more than 1% of the shares in circulation. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any share call options in the fiscal year of 2006, whereas the only share call options to be granted were on behalf of seven of the full members of the Board of Directors and to one advisor of the Board of Directors. All participants already have the mutual understanding of such share option granting. The Company granted 43,022 call options of shares that have a financial fair value at the granting date of July 21, 2006 amounting to US$7,531, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to $19.1325 per share, adjusted by IPCA - inflation index up to the exercising date.

As the above described stock-based awards have a graded-vesting and the vesting is based only on a service condition, the Company has elected to recognize compensation cost for the awards over the requisite service period for each separately vesting portion of the awards as if the awards, is in-substance, multiple awards.

Considering the provisions of SFAS no. 123R, the option price contains an inflation index (IPCA) which is considered to be an "other condition". As a result, the Company accounts for this option plan as a liability plan.

(In thousands of U.S. dollars, unless otherwise stated)

The fair value of stock-based awards was estimated based on the following assumptions for period ended year ended June 30, 2007:

Expected annual volatility	from 30.61 to 32.24%
Weighted average volatility	31.76%
Expected dividends	0%
Expected option life (in years)	3.10 years
Weighted average risk free rate	6.74% a.a.
Expected inflation	3.98%

Expected term - The Company's expected term represents the period that the Company's stock-based awards are expected to be outstanding and was determined based on expected experience of similar awards, giving consideration to the contractual terms of the share-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its share-based awards.

Expected volatility - The Company uses the trading history and implied volatility of the stocks of similar mining companies (as the recent public offering at July 21, 2006) in determining an estimated volatility factor when using option-pricing formula to determine the fair value of options granted.

Expected dividend - The Company has not declared dividends. Therefore, the Company uses a zero value for the expected dividend value factor when using the option-pricing formula to determine the fair value of options granted.

Risk-free interest rate - The risk-free rate for periods within the contractual term of the share option is based on the Brazilian Treasury yield curve in effect at the time of grant.

Estimated forfeitures - When estimating forfeitures, the Company considers voluntary and involuntary termination behavior as well as analysis of actual option forfeitures.

Inflation - Expected inflation determined based on the information available with BACEN (Brazilian Central Bank).

(In thousands of U.S. dollars, unless otherwise stated)

The changes in this liability plan were as follows:

	Number of options	Grant-date fair value ($)
Granted options at July 21, 2006	86,044	7,531
Changes up to December 31, 2006:		
Changes in the fair value of the plan	-	1,115
Recognition as expense in 5 year straight line basis	-	(771)
Balance of unrecognized compensation cost - December 31, 2006	86,044	7,875
Changes during 2007 up to June 30, 2007:		
Changes in the fair value of the plan	-	17,663
Recognition as expense in 5 year straight line basis	-	(3,398)
Recognition as expense in 5 year straight line basis		
Balance of unrecognized compensation cost - June 30, 2007	86,044	22,140

The fair value of the recognized compensations cost, in the amount of $4,169, has been classified within long-term other accrued liabilities, and the compensation expense as general and administration expense.

13 Net income (loss) per share

There were no adjustments to net income (loss) in calculating diluted net income (loss) per share. The dilutive effect of the 888,368 stock options for each period were not considered in the diluted per share calculation.

Consolidated financial statements

(In thousands of U.S. dollars, unless otherwise stated)

14 Financial income

	Six month- period ended June 30, 2007	Six month- period ended June 30, 2006	Second quarter ended June 30, 2007	Second quarter ended June 30, 2006	Inception date (January 16, 2001) to June 30, 2007
Interest income	25,545	873	10,220	234	57,168
Gain on derivative instruments	134,967	5,670	116,421	5,651	156,766
Foreign exchange gain	27,724	10,770	18,364	1,830	41,330
	188,236	17,313	145,005	7,715	255,264

15 Financial expenses

	Six month-period ended June 30, 2007	Six month-period ended June 30, 2006	Second quarter ended June 30, 2007	Second quarter ended June 30, 2006	Inception date (January 16, 2001) to June 30, 2007
Interest expense	(16,604)	(7,780)	(8,677)	(5,162)	(78,915)
Foreign exchange loss	-	-	-	-	(2,306)
	(16,604)	(7,780)	(8,677)	(5,162)	(81,221)

(In thousands of U.S. dollars, unless otherwise stated)

16 Commitments

The Company and its subsidiaries had commitments with suppliers of goods and services as follows:

Object of service contract	Date of signing	Due date	Balance of the contract June 30, 2007	Balance of the contract December 31, 2006
Drilling in the State of Amapá, Mato Grosso and Minas Gerais	05/29/2006	03/01/2007	8,879	322
Topographical surveys in the State of Amapá	08/02/2005	11/07/2006	449	469
Elaboration of the conceptual and basic project for the construction of Açu Port	09/12/2005	01/20/2007	1,945	2,490
Basic engineering, detailed engineering, supply management and implementation management for the Itabirito processing plant in Amapá	04/18/2006	11/26/2007	1,917	5,491
Contracts related to the railroad concession	09/20/2005	10/10/2007	10,903	4,382
Technical consulting for the ore pipeline construction	09/15/2005	06/21/2007	15,142	11,109
Land and sea geotechnical service in the deployment region of Açu Port	09/15/2006	09/12/2007	179	1,238
Set up management of the Itabirito processing plant in Pedra Branca do Amapari	06/30/2006	12/31/2007	9,219	18,487
Technical and commercial consulting for the identification and evaluation of iron ore outcrops	04/10/2006	04/10/2007	415	374
Legal and geological consultancy and advisory services with DNPM in iron ore mining projects in the state of	06/02/2006	06/02/2008	1,721	1,563

(In thousands of U.S. dollars, unless otherwise stated)

Object of service contract	Date of signing	Due date	Balance of the contract June 30, 2007	Balance of the contract December 31, 2006
Minas Gerais				
Contracts related to the operation of the of the processing plant of Mine 63	12/08/2005	02/28/2017	301,015	165,772
Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts	04/12/2005	09/18/2007	27,698	46,274
Basic engineering and construction of the Itabirito processing plant in Amapá	12/01/2005	04/30/2007	94,682	47,150
Services related to the implementation of Santana Port, including engineering and measure of the water flows	05/01/2006	11/01/2006	2,100	930
Off-road vehicles to Amapá mining complex	08/31/2006	03/31/2007	27,434	18,416
Machinery and equipment for Minas-Rio mining complex	10/12/2006	04/12/2007	34,159	563
Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Planto of Amapá.	04/07/2007	06/20/2027	334,776	-
Others			7,486	2,423
Total			880,119	327,453

(In thousands of U.S. dollars, unless otherwise stated)

17 Subsequent events

a. MMX executes a contract for the acquisition of AVG Mineração S.A.

On July 5, 2007 MMX entered into a contract with the shareholders of AVG Mineração S.A. ("AVG") for acquisition of all the shares of AVG. AVG has (i) a mine in operation, in the area known as Serra Azul, in the State of Minas Gerais, and other mining rights and leasing activities in the area of Serra Azul (jointly referred to as "Minas Serra Azul"), (ii) railroad transportation and port service agreements, and (iii) supply agreements in progress relating to the sale and export of iron ore. According to the information provided by AVG, Minas Serra Azul produced approximately 1.6 million tons of iron ore in 2006 (unaudited), and approximately 1 million tons of iron ore in the first 5 months of 2007 (unaudited). With a basis on the estimates of the current management of AVG, the annual production of Minas Serra Azul can attain 2.5 million tons of iron ore product this year.

The conclusion of the purchase of AVG by MMX should occur in 60 days, depending on the finalization of a due diligence by MMX, of the agreement relating to documents of the transaction and of the conclusion of stages preceding the closing of the transaction. In concluding the transaction, MMX will pay the sum of $224,000 in 5 installments over a period of 4 years for all the shares of AVG. After AVG has obtained the environmental licensing of an additional mining right to which it has a purchase option, MMX will make a contingent payment of up to $50,000 to the shareholders of AVG. AVG also holds other mining rights of iron ore still unexplored in the state of Minas Gerais.

According to the Contract of Sale of Shares made by and between MMX, Centennial Asset Mining Fund LLC and Anglo American, MMX will offer its subsidiary MMX Minas-Rio, the option to execute the purchase of AVG, at cost, on its behalf.

b. MMX and Anglo American finalize a purchase operation of interest in the Minas-Rio Company

On July 16, 2007 we communicated the sale, on July 13, 2007, of 100% of the shares belonging to Centennial Asset and issued by Centennial Minas-Rio, by means of an auction at São Paulo Stock Exchange ("Bovespa"), for the price of R$1,317,337 thousand, equivalent on the date to $704,082. The shares sold at the auction were acquired in full by Anglo American, a wholly-owned subsidiary of Anglo American plc.

Through liquidation of the stock exchange auction, which should take place on, July 18, 2007, according to the rules of Bovespa, Anglo American subscribed to new shares issued by MMX Minas-Rio and LLX Minas-Rio, against the performance of a capital increase in the grand total of $874,350, causing Anglo American to increase its interest in the capital stock of MMX Minas-Rio and of LLX Minas-Rio (the "Minas-Rio Companies") to 49%. Also on the liquidation date, MMX and its subsidiaries entered into shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies. Upon the closing of the operation, the parties also executed other supplementary agreements, which included a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby it will provide administrative, general and special services.

Also in the context of the operation, MMX, its subsidiary LLX Logística and Anglo American agreed to restructure the corporate reorganization of the Minas-Rio Companies. Hereafter MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Açu Port, exclusively for the handling of iron ore products.

c. *Financial advisory services proposal with Banco BNP*

On July 16, 2007, MMX and Banco BNP decided in mutual agreement to suspend the financial advisory services proposal for financing of the debt restructuring of MMX Corumbá (mine 63) and financing of the Pig Iron Project of MMX Metálicos Corumbá for the period of 5 months.

18 Summary of principal differences between accounting principles generally accepted in Canada and accounting principles generally accepted in the United States of America

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by generally accepted accounting principles in Canada ("Canadian GAAP") are described below.

a) Description of GAAP differences

(i) **Mineral properties**

Under US GAAP, acquisition costs and exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs.

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. The accounting practice adopted by the Company under Canadian GAAP is to expense exploration costs as incurred.

(ii) Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred.

Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established. The accounting practice adopted by the Company under Canadian GAAP is to expense pre-operating costs as incurred.

(In thousands of U.S. dollars, unless otherwise stated)

***(iii)* Stock options**

U.S. GAAP requires stock option compensation awards that contain other condition, such as inflation, to be recognized as liability awards and remeasured at each reporting period.

Canadian GAAP requires such award to be classified as equity and its compensation cost determined only at the grant date.

b) Reconciliation of the differences between US GAAP and Canadian GAAP

i. Net income	**June 30, 2007**	**June 30, 2006**
Net income under US GAAP	51,193	(23,226)
Stock option compensation (iii)	1,343	-
Net income under Canadian GAAP	52,536	(23,226)

ii. Shareholders' equity	**June 30, 2007**	**December 31, 2006**
Shareholders' equity under US GAAP	547,269	421,045
Stock option compensation (iii)	4,169	(897)
Shareholders' equity under Canadian GAAP	551,438	420,148

c) Canadian GAAP supplementary information:

i. Recently issued accounting standards

- Financial instruments -Disclosure and Presentation

In December 2006, the Canadian Institute of Chartered Accountants ("CICA") published the following two sections of the CICA Handbook: Section 3862 Financial Instruments-Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enabled financial statements' users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity's financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(In thousands of U.S. dollars, unless otherwise stated)

- Capital Disclosures

  In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements' users to evaluate the entity's objectives, policies and processes for managing capital.

- Inventories

  In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories. The company is currently assessing the impact of these new recommendations on its financial statements. These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

ii. Financial Instruments and Hedging Activities

Effective January 1, 2005, the Company adopted the CICA section 3855, "Financial Instruments - Recognition and Measurement," section 3865, "Hedges," section 1530, "Comprehensive Income" and section 3861, "Financial Instruments - Disclosure and Presentation." As applied to the Company, there are no differences between US GAAP and Canadian GAAP in these areas.

Form 52-109F2
Certification of Interim Filings

I, Eike Fuhrken Batista, Chief Executive Officer of MMX Mineração e Metálicos S.A., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MMX Mineração e Metálicos S.A. (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 14, 2007

(Signed) Eike Fuhrken Batista
Chairman and Chief Executive Officer

Form 52-109F2
Certification of Interim Filings

I, Nelson Jose Guitti Guimarães, Chief Financial Officer of MMX Mineração e Metálicos S.A., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of MMX Mineração e Metálicos S.A. (the "Issuer") for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: August 14, 2007

(Signed) Nelson Jose Guitti Guimarães
Chief Financial Officer

MMX Mineração e Metálicos S.A.
(Publicly-held company)

Report of independent accountants on special review Quarter ended June 30, 2007

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Comission (CVM))

MMX Mineração e Metálicos S.A.
(Publicly-held company)

Quarterly information

Quarter ended June 30, 2007

(In thousand of reais, unless stated otherwise)

Contents

Report of independent accountants on special review

(A translation of the original report in Portuguese as filed with the Brazilian Securities Commission (CVM) containing quarterly information prepared in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM))

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended June 30, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to above. The statements of cash flows related to the semester ended June 30, 2007 represent supplementary information to those quarterly information, are not required by accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred above and, based on our special review, we are not aware of any material change wich should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda., MMX Metálicos Amapá Ltda., MMX Minas-Rio Mineração S.A. (formerly MMX Minas-Rio Mineração e Logística Ltda.), LLX Logística S.A., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A. and LLX Minas-Rio Logística S.A. are in a pre-operating stage. Thus, the results of these subsidiaries in a pre-operating stage have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The Company also has goodwill balance coming from the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

July 20, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

REGISTRATION AT THE CVM DOES NOT REQUIRE ANY EVALUATION OF THE COMPANY, BEING ITS DIRECTOR RESPONSIBLE FOR THE VERACITY OF THIS INFORMATION.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**
4 - NIRE		
33300261117		

01.02 - ADDRESS OF COMPANY HEADQUARTERS

1 - COMPLETE ADDRESS			2 - DISTRICT	
PRAIA DO FLAMENGO, 154, 5° ANDAR			FLAMENGO	
3 - ZIP CODE	4 - MUNICIPALITY			5 - STATE
22210-030	RIO DE JANEIRO			RJ
6 - AREA CODE	7 - TELEPHONE NUMBER	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEX
21	2555-5500	-	-	-
11 - AREA CODE	12 - FAX	13 - FAX	14 - FAX	
21	2555-5550	2555-5560	-	
15 - E-MAIL				
ri@mmx.com.br				

01.03 - INVESTOR RELATIONS OFFICER (Address for correspondence to Company)

1 - NAME				
LUIZ RODOLFO LANDIM MACHADO				
2 - COMPLETE ADDRESS			3 - DISTRICT	
PRAIA DO FLAMENGO, 154, 10° ANDAR, PARTE			FLAMENGO	
4 - ZIP CODE	5 - MUNICIPALITY			6 - STATE
22210-030	RIO DE JANEIRO			RJ
7 - AREA CODE	8 - TELEPHONE NUMBER	9 - TELEPHONE NUMBER	10 - TELEPHONE NUMBER	11 - TELEX
21	2555-5500	-	-	-
12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
21	2555-5550	2555-5560	-	
16 - E-MAIL				
RODOLFO.LANDIM@MMX.COM.BR				

01.04 -REFERENCE/AUDITOR

CURRENT FISCAL YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - ENDING	3 - QUARTER	4 - BEGINNING	5 - ENDING	6 - QUARTER	7 - BEGINNING	8 - ENDING
01/01/2007	12/31/2007	2	04/01/2007	06/30/2007	1	01/01/2007	03/31/2007

9 - NAME/COMPANY NAME AUDITOR	10 - CVM CODE
KPMG AUDITORES INDEPENDENTES	00418-9
11 - NAME TECHINICAL RESPONSIBLE	12 - CPF TECHINICAL RESPONSIBLE
MANUEL FERNANDES RODRIGUES DE SOUSA	783.840.017-15

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

01.05 - COMPOSITION OF PAID-UP CAPITAL

QUANTITY OF SHARES (IN THOUSANDS)	1 - CURRENT QUARTER 06/30/2007	2 - PRIOR QUARTER 03/31/2007	3 - SAME QUARTER OF PRIOR YEAR 06/30/2006
ISSUED CAPITAL			
1 - COMMON	7,608	7,608	187,553
2 - PREFERRED	0	0	0
3 - TOTAL	7,608	7,608	187,553
TREASURY SHARES			
4 - COMMON	0	0	0
5 - PREFERRED	0	0	0
6 - TOTAL	0	0	0

01.06 - COMPANY'S CHARACTERISTICS

1 - TYPE OF COMPANY Business Concern, Industrial Company and Others
2 - SITUATION Operational
3 - TYPE OF CONTROLLING INTEREST National Holding Company
4 - ACTIVITY CODE 3030 - Holdings Administration Company - Mining
5 - MAIN ACTIVITY Investments in Mining Companies
6 - TYPE OF CONSOLIDATED Total
7 - TYPE OF ACCOUNTANTS' REVIEW REPORT Unqualified

01.07 - SUBSIDIARIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - GENERAL TAXPAYERS' REGISTER	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - DIVIDEND	5 - BEGINNING PAYMENT	6 - TYPE OF SHARE	7 - VALUE OF THE DIVIDEND PER SHARE

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

01.09 - CAPITAL STOCK COMPOSITION AND ALTERATION IN CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (In thousands of reais)	4 - VALUE OF CHANGE (In thousands of reais)	5 - ORIGIN OF ALTERATION	6 - NUMBER OF SHARES ISSUED (In thousands)	7 - ISSUED PRICE OF SHARES (In reais)
01	04/12/2006	31,913	15,210	Contribution in Assets or Receivables	17	885.8474000000
02	04/28/2006	23,620	(8,293)	Centennial Partial Spin-off 30%	(32)	0.0000000000
03	07/21/2006	1,052,631	1,029,011	Public Subscription	1,263	815.0000000000
04	08/23/2006	1,142,515	89,884	Public Subscription	110	815.0000000000
05	01/25/2007	1,142,515	0	Stock Split 2 for 1	3,804	0.0000000000

01.10 - INVESTORS RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
07/20/2007	

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 -03/31/2007
1	TOTAL ASSETS	1,092,660	1,075,464
1.01	CURRENT ASSETS	933,028	1,047,831
1.01.01	CASH AND CASH EQUIVALENTS	662,215	688,661
1.01.01.01	CASH AND BANKS	550	728
1.01.01.02	INTEREST EARNING BANK DEPOSITS	661,665	687,933
1.01.02	CREDITS	270,813	359,170
1.01.02.01	ACCOUNTS RECEIVABLE	0	0
1.01.02.02	SUNDRY RECEIVABLES	270,813	359,170
1.01.02.02.01	RELATED-PARTY TRANSACTIONS	206,528	199,002
1.01.02.02.02	RECOVERABLE TAXES	15,945	8,013
1.01.02.02.03	CONTRACTUAL RETENTIONS	40,743	145,295
1.01.02.02.04	SUNDRY ADVANCES	1,395	607
1.01.02.02.05	RESTRICTED DEPOSIT	6,146	6,025
1.01.02.02.06	OTHER	56	228
1.01.03	INVENTORIES	0	0
1.01.04	OTHER	0	0
1.02	NONCURRENT ASSETS	159,632	27,633
1.02.01	LONG-TERM ASSETS	36	0
1.02.01.01	SUNDRY RECEIVABLES	36	0
1.02.01.01.01	TAXES RECOVERABLE	36	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER INVESTMENTS	0	0
1.02.02	PERMANENT ASSETS	159,596	27,633
1.02.02.01	INVESTMENTS	133,814	11,945
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	ASSOCIATED COMPANIES-GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	133,814	11,945
1.02.02.01.04	SUBSIDIARIES-GOODWILL	0	0
1.02.02.01.05	OTHER	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	16,002	15,688
1.02.02.02.01	FURNITURE AND FIXTURES	584	581
1.02.02.02.02	MACHINERY AND EQUIPMENT	36	37
1.02.02.02.03	IT EQUIPMENT	170	20
1.02.02.02.04	SOFTWARE	363	185
1.02.02.02.05	LAND	13,359	13,359
1.02.02.02.06	ADVANCE FOR PROPERTY, PLANT AND EQUIPMENT FORMATION	7	7
1.02.02.02.07	CONSTRUCTION IN PROGRESS	1,483	1,499
1.02.02.03	INTANGIBLE	9,780	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S/A**	**02.762.115/0001-49**

02.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
1.02.02.04	DEFERRED CHARGES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2	TOTAL LIABILITIES	1,.092,660	1,075,464
2.01	CURRENT LIABILITIES	36,809	23,897
2.01.01	LOANS AND FINANCINGS	0	0
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	9,139	7,641
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	10,903	5,724
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	14,233	8,830
2.01.06.01	PROVISION FOR UNCOVERED LIABILITY	14,233	8,830
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	2,534	1,702
2.02	NONCURRENT LIABILITIES	0	0
2.02.01	LONG-TERM LIABILITIES	0	0
2.02.01.01	LOANS AND FINANCINGS	0	0
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0
2.02.01.06	OTHER	0	0
2.02.02	DEFERRED INCOME	0	0
2.04	SHAREHOLDERS' EQUITY	1,055,851	1,051,567
2.04.01	CAPITAL	1,142,515	1,142,515
2.04.02	CAPITAL RESERVES	0	0
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	COMPANY ASSETS	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	REVENUE RESERVES	0	0
2.04.04.01	LEGAL	0	0
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESERVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNINGS/LOSSES	(86,664)	(90,948)
2.04.06	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	0	0	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	0	0	0	0
3.04	COST OF GOODS AND/OR SERVICES SOLD	0	0	0	0
3.05	GROSS PROFIT	0	0	0	0
3.06	OPERATING EXPENSES/INCOME	7,827	15,803	(3,705)	(5,040)
3.06.01	SELLING EXPENSES	0	0	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(11,351)	(20,318)	(3,256)	(4,242)
3.06.03	FINANCIAL	28,905	57,870	(128)	48
3.06.03.01	FINANCIAL INCOME	29,163	59,017	5	235
3.06.03.01.01	FINANCIAL INCOME	29,163	58,792	5	235
3.06.03.01.02	EXCHANGE VARIATION	0	225	0	0
3.06.03.02	FINANCIAL EXPENSES	(258)	(1,147)	(133)	(187)
3.06.04	OTHER OPERATING INCOME	(5,404)	(12,174)	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY LOSS	(4,323)	(9,575)	(321)	(846)
3.07	OPERATING INCOME (LOSS)	7,827	15,803	(3,705)	(5,040)
3.08	NON-OPERATING INCOME (EXPENSES)	0	0	0	0
3.08.01	INCOME	0	0	0	0
3.08.02	EXPENSES	0	0	0	0
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	7,827	15,803	(3,705)	(5,040)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3,542)	(7,732)	0	0
3.10.01	PROVISION FOR INCOME TAX	(2,603)	(5,436)	0	0
3.10.02	PROVISION FOR SOCIAL CONTRIBUTIONS	(939)	(2,296)	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

03.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS - R$)

1 - CODE	2 - DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.11	DEFERRED TAX	0	0	0	0
3.12	STATUTORY INTEREST/CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	4,285	8,071	(3,705)	(5,040)
	NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND)	7,608	7,608	187,553	187,553
	EARNINGS PER SHARE (REAIS)	0.56322	1.06086		
	LOSS PER SHARE (REAIS)			(0.01975)	(0.02687)

(In thousand of reais, unless stated otherwise)

1 Operations

MMX Mineração e Metálicos S.A. ("MMX" or the "Company") is an incorporated publicly-held company. MMX's current controlling shareholders acquired, on November 9, 2005, the totality of the shares representing the Company's capital stock, which operation was approved on November 29, 2005, by the Brazilian Securities Exchange Commission - CVM. On July 21, 2006, MMX filed the final prospectus regarding the initial public offering, whereby the Company issued 1,262,590 nominative common shares that started to be traded at the Novo Mercado (New Market) segment of the São Paulo Stock Exchange - BOVESPA as of July 24, 2006. The financial settlement of public offering was executed on July 26, 2006. On that occasion, the Company held a capital increase in the amount of R$1,029,011.

On August 18, 2006, after having consulted the Lead Manager, Banco de Investimentos Credit Suisse (Brasil) S/A ("Credit Suisse") exercised the option for the subscription of a supplementary batch of 110,288 book-entry shares, nominatives and with no par value, issued by the Company ("Supplementary Lot Shares"), at the price of R$815.00 per share, resulting in an additional capital increase in the amount of R$89,884.

On August 24, 2006, the Company closed the public offering and, considering the over-allotment, 1,372,878 shares were made available to the market, which represent 36.1% of the Company's total capital stock on such date, at the price of R$815.00 per share ("Price per Share"), resulting in a capital increase in the total amount of R$1,118,896.

On February 5, 2007, the Company's Level 1 Global Depositary Receipts - GDR program was started, and Banco Itaú S.A. was contracted as the custodian institution and as depositary The Bank of New York, as per terms already approved by CVM. Each common share of the Company is equivalent to twenty (20) GDRs, in accordance with the Company's resolution after the split approved at the Extraordinary General Meeting held on January 25, 2007, according to Note 23.

On June 27, 2007, the Level 1 GDRs started being traded at Toronto Exchange ("TSX"), under the "XMM" code.

MMX operates in the following business areas: the extraction, processing, transportation and sale of minerals in general; manufacture, processing, transportation and sale of steel inputs; as well as the construction, operation and exploration of marine terminals and railways.

(In thousand of reais, unless stated otherwise)

MMX develops, on its own account or through its subsidiaries, projects in mining, logistics, steel and the production of value-added metal products from the iron ore it extracts. The Company owns mining deposits, as a result of the acquisition of mines and applications for mining rights, which it explores and from which it extracts iron ore. In the feasibility study context developed by the Company and subsidiaries, according to geological information obtained and analyzed until March 31, 2006, the Company cubed mining resources, among the ones measured, indicated and inferred, to the tune of 1,153 thousand tons (*), pursuant to an audit study carried out by the specialized company SRK Consulting. The Company manages and/or develops logistic systems in the geographic regions where its resources and those of its subsidiaries are located, with a view to the outflow of its production and to the delivery of services to the public, in the public concession category.

On June 30 and March 31, 2007, MMX had, by means of direct and/or indirect ownership in subsidiaries, the following projects:

a. Activities in mining research activities (excluding those related to precious metals) in the Municipalities of Pedra Branca do Amapari and Serra do Navio, in the State of Amapá, by means of an exploration agreement entered into between the subsidiary MMX Amapá Mineração Ltda. ("MMX Amapá") and Mineração Pedra Branca do Amapari Ltda. ("MPBA"), subsidary of Canadian company Goldcorp Inc. The Company completed a feasibility study for this project, developed by the specialized company Natrontec - Estudos e Engenharia de Processos Ltda. ("Natrontec"), that, besides the mine, encompasses the railway and marine terminal operations. The estimated necessary investment in the project is US$272,000 thousand (*), with start-up scheduled for the 4th quarter of 2007. Investments were evaluated by the Company and are currently estimated at US$347,000 thousand (*).

b. Due to the corporate restructuring occurred at MMX Minas-Rio, concluded on May 7, 2007, the Company, through its subsidiaries MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio") (former MPC Mineração e Pesquisa Ltda.), LLX Minas-Rio Logística S.A. ("LLX Minas-Rio"), LLX Açu Operações Portuárias S.A. ("LLX Açu") and MMX Mineração do Serro Ltda. ("MMX Serro"), is the owner of mining rights located in the Quadrilátero Ferrífero region and in the Serra do Espinhaço, in the State of Minas Gerais. These assets will support the "MMX Minas-Rio System", which will produce iron ore and transport it via a mining pipeline approximately 525 kilometers long, which will connect the mining region to the Municipality of São João da Barra, in the State of Rio de Janeiro, where the Company and its subsidiaries own a 6,000 hectare site suitable for the construction of a port with capacity to receive deep draft ships. The Company completed a feasibility study, developed and/or compiled by the specialized company SRK Consulting, regarding this project, that estimated a necessary investment of US$2,033,000 thousand (*), including investments related to acquisition of mining rights, with start-up scheduled for financial year 2009.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

On March 22, 2007, the Company approved at the Board of Directors meeting, the corporate reorganization of activities currently developed by the subsidiaries MMX Minas-Rio Mineração e Logística S.A. and MPC.

On April 4, 2007, MMX Minas-Rio organized the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro") with the mining rights located in the Municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

On April 10, 2007, the Company and Centennial Asset Participações Minas-Rio S.A. ("Centennial Asset Minas-Rio") performed the merger of the subsidiary MMX Minas-Rio Mineração e Logística Ltda. into their wholly-owned subsidiary MPC, which after the merger became a closely-held corporation and renamed MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio").

On April 11, 2007, MPC transferred to the Company its quotas in the capital stock of the subsidiary LLX Logística, which was set up in General Setup Meeting on March 1, 2007. Thus LLX Logística becomes a direct subsidiary of the Company and will become the holding company of the logistics activities.

On April 11, 2007, the Company and Centennial Asset Minas-Rio performed the spin-off of certain assets and liabilities of MMX Minas Rio to two newly-incorporated companies LLX Minas-Rio Logística S.A. ("LLX Minas-Rio") and LLX Açu Operações Portuárias S.A. ("LLX Açu"), and the Company thereafter began to hold, directly, 70% of the capital stock of these two new companies.

As a result of the spin-off, LLX Minas-Rio holds the assets related to the ore pipeline of the MMX Minas-Rio integrated system and 300 hectares Port of Açu, designed for the construction of an iron ore port terminal. LLX Açu holds the remaining part of Port of Açu, with approximately 5,700 hectares. MMX Minas-Rio and its subsidiaries will maintain their ownership on Minas-Rio System's mining rights, on the iron ore processing plant and on the ore pipeline rights of way.

On April 11, 2007, at the end of the reorganization, which did not cause any dilution to the Company's shareholding, the Company transferred to the subsidiary LLX Logística its interest in the capital stock of LLX Açu and of LLX Minas-Rio.

Still in the context of reorganization, the shareholders performed a partial spin-off of Centennial Asset Minas-Rio, transferring the divided portion of its capital stock into a new company to be named Centennial Asset Participações Logística S.A. ("Centennial Asset Logística"). The assets and liabilities transferred as a result of this spin-off were limited only to the investment of Centennial Asset Minas-Rio in LLX Açu, which was transferred to Centennial Asset Logística.

(In thousand of reais, unless stated otherwise)

The Company and Centennial Asset Mining Fund LLC ("Centennial Asset") entered into a preliminary agreement with the wholly-owned subsidiary of the mining company Anglo American plc whereby will acquire 100% of the capital stock of Centennial Asset Minas-Rio and will also subscribe to new shares issued by MMX Minas-Rio and LLX Minas Rio, in an operation that will result in Anglo American holding a consolidated interest of 49% in MMX Minas-Rio and LLX Minas Rio, pursuant to Note 28b.

c. The Company, through its subsidiary MMX Amapá, constituted MMX Logística do Amapá Ltda. ("MMX Logística do Amapá") on February 23, 2006, after the bidding process started in 2005, with the purpose of obtaining from the State of Amapá a Concession for Exploration of Freight and Passenger Railway Transportation Service at the Amapá-EFA Railway. The railroad operation concession, for the period of 20 years, renewable for an additional period of 20 years, under the terms of law, is aimed, among other activities of a public nature, at developing the transportation logistics of iron ore to be extracted from the mines held by the Company in the State of Amapá, for the performance of a supply agreement entered into with MMX Amapá.

Under the Concession Agreement, MMX Logística do Amapá should invest in the first two concession years, the total amount of R$40,700 (*) in the recovery of the railway. For the concession, MMX Amapá made, on March 7, 2006, a payment in the value of R$814 to the State of Amapá, equivalent to 2% of the estimated value of investments to be restored.

During the second half of 2006, MMX Logística do Amapá started its operations and is complying with the liabilities with third parties undertaken by the concession agreement, as its parent company, MMX Amapá, will start operating during the second semester of 2007.

On January 9, 2007, MMX Amapá transferred to the Company its quotas in the capital stock of the parent company IRX Mineração Ltda. ("IRX"), which holds mining rights acquired on September 9, 2004 in the State of Bahia. Thus, IRX becomes a directly subsidiary of the Company.

On March 2, 2007, by means of an auction carried out in the trading floor of BOVESPA, the Centennial Assets sold 100% of the shares of Centennial Asset Participações Amapá S.A. ("Centennial Asset Amapá") in the amount of R$282,891 (equivalent to US$133,000 thousand) which were acquired by a wholly-owned subsidiary of Cleveland-Clifs, Inc., the largest iron mining company and largest producer of pellets in the United States of America.

Centennial Amapá holds 30% of the representative quotas of the subsidiary MMX Amapá.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

d. On April 12, 2006, the controlling shareholder of MMX paid in a capital increase by granting to the Company almost all the shares representing the capital stock of the company MMX Corumbá Participações Ltda.

On April 18, 2006, the Company carried out the full spin-off of MMX Corumbá Participações Ltda., with the total absorption of its equity by its subsidiaries MMX Corumbá Mineração Ltda. ("MMX Corumbá") and MMX Metálicos Corumbá Ltda. ("MMX Metálicos Corumbá"), new corporate name of MMX Metálicos Brasil Ltda. As the spun-off company did not have other assets or liabilities, the spin-off transaction did not entail a capital increase in the recipient companies and the Company thereafter began to hold, directly, almost all the quotas representing the capital of the subsidiaries MMX Corumbá and MMX Metálicos Corumbá.

The subsidiary MMX Corumbá is the holder and lessee of mining rights in the Municipality of Corumbá, State of Mato Grosso do Sul, and is in the current phase of production, which the first billing occurred in July 2006. The Company completed a feasibility study regarding this project, developed by the specialized company Natrontec, which estimated the necessary investment to be US$72,000 thousand (*).

In the last quarter of 2006, MMX Corumbá started its operations making the first iron ore shipments to the foreign market.

The indirect subsidiary MMX Trade Shipping (Nevada) LLC ("MMX Trade Shipping"), formed on November 9, 2006, is located in the United States of America, State of Nevada.

The subsidiaries MMX Metálicos Corumbá and MMX Metálicos Amapá Ltda. ("MMX Metálicos Amapá") currently develops projects, which the Company has commissioned Hatch Consulting and Outokumpu Technologies to prepare feasibility studies, aiming at the deployment of integrated plants for the production of cast iron and semi-finished products, preferably in the States of Amapá and Mato Grosso do Sul, where the Company's own mines are located, and at the deployment of a pelletizing plant on the property of a subsidiary of the Company in the Municipatily of São João da Barra, State of Rio de Janeiro. The estimated investment necessary for these projects is US$1,224,000 thousand (*).

On January 5, 2007, the subsidiary MMX Metálicos Corumbá entered into a long-term agreement with Cargill, Incorporated ("Cargill") for the supply of pig iron production of MMX Corumbá System, with a firm guarantee of removal and delivery.

With the commitment to purchase the settled volume beginning in August 2007, Cargill will have exclusive rights to market the pig iron worldwide, except in South America, in the commercialization of cast iron acquired from MMX Metálicos Corumbá originated from MMX Corumbá System.

(*) Information not reviewed by KPMG Auditores Independentes.

(In thousand of reais, unless stated otherwise)

On March 14, 2007, MMX Metálicos Amapá was constituted, aiming at the deployment of integrated plants for the production of pig iron and semi-finished products, preferably in the State of Amapá.

As mentioned in Note 23a, on April 28, 2006, the shareholders of MMX organized a partial spin-off of the Company, corresponding to 30% of the shares of its subsidiaries: MMX Amapá, MMX Corumbá and MMX Minas-Rio.

The direct subsidiary MMX Properties LLC ("MMX Properties"), formed on March 9, 2007, is located in the United States of America, in the State of Delaware and owns a purchase option of an aircraft for which it made a down payment in the amount of US$100 thousand.

On May 29, 2007, the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"), pursuant to Note 14b.

2 Licenses

The prerequisite of the environmental policy of MMX Group is the obtainment of all the licenses required by law for each one of its facilities and activities. The Company currently has the following licenses through its subsidiaries:

Company	Type	Issuance date	Term	
MMX Corumbá	Operation of "Mine 63"	10/27/2005	1 year	(a)
MMX Amapá	Amapá Mine Deployment License	08/16/2006	1 year	
MMX Amapá	Prior License for Port Terminal	08/16/2006	6 months	(b)
MMX Logística Amapá	Railway operation	08/16/2006	1 year	
MMX Metálicos Corumbá	Deployment License	08/16/2006	5 years	
MMX Metálicos Corumbá	Deployment License for expansion of the Pig Iron Plant, for sintering, steelmaking and rolling	12/28/2006	2 years	
MMX Minas Rio	Prior License for Port Terminal	12/28/2006	1 year	
MMX Amapá	License for Port Terminal	04/12/2007	1 year	
MMX Minas-Rio	Environment port deployment license	05/11/2007	3 years	
MMX Minas-Rio and LLX Minas-Rio	Authorization for construction and exploration Port of Açu	06/20/2007	Undetermined	

(In thousand of reais, unless stated otherwise)

(a) On June 26, 2006, a requirement was filed for the license renewal in accordance with Conama Resolution article 18, paragraph 4, which was automatically postponed, by an undetermined period, until the definite concession of the qualified environmental body.

(b) The Prior License for the Port Terminal obtained on August 16, 2006 has not been renewed, however, on January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to the subsidiary MMX Amapá. Such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the Municipality of Santana, State of Amapá.

3 Presentation of quarterly information

The parent company and consolidated quarterly information were prepared in accordance with accounting practices derived from the Brazilian Corporation Law and rules of CVM.

CVM Resolution no. 488

Converging with the international accounting standards, CVM Resolution no. 488 approved the Pronouncement of IBRACON NPC no. 27, which establishes new presentation and disclosure standards of the financial statements.

In accordance with the referred pronouncement, the assets should be classified in "Current" and "Noncurrent", this last one split into long-term assets, investments, property, plant and equipment, intangible assets and deferred charges. The liabilities should be classified in "Current" and "Noncurrent".

Summary of significant accounting practices

a. Statement of operations

Income and expenses are recognized in accordance with the accrual method. In view of the pre-operating phase of the majority of the Company's subsidiaries, consolidated income is basically comprised of expenditures not related to projects in progress and/or which do not represent future benefits. Part of the Company's consolidated results originates from the operations of Amapá Railway and of the iron ore mine of MMX Corumbá, started during 2006.

(In thousand of reais, unless stated otherwise)

b. *Accounting estimates*

The preparation of the quarterly financial statements in accordance with accounting practices adopted in Brazil requires that management uses its judgment in determining and recording accounting estimates. Significant assets and liabilities subject to these estimates and assumptions include the residual value of property, plant and equipment, deferred income tax and social contribution, mining rights, the goodwill in subsidiary's acquisition, the provisions for contingencies, for the valuation of financial instruments and for the provision for adjustment to market value of inventories. The settlement of transactions involving such estimates may result in significantly different amounts due to the lack of precision inherent to the process of their determination. The Company reviews the estimates and assumptions at least on a quarterly basis.

c. *Foreign currency*

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling on the balance sheet date and the foreign exchange differences arising on translation are recognized in the fixed assets, since the subsidiaries of the Company are in a pre-operating phase. For the operating activities, the differences are recognized in the income for the year.

d. *Current and noncurrent assets*

- **Interest earning bank deposits**

Interest earning bank deposits are recorded at cost plus income accrued up to the balance sheet date and do not overcome the market value.

- **Accounts receivable**

The amounts related to accounts receivable are recorded by the value billed including respective taxes.

- **Inventories**

Valued at average purchase or production cost, reduced by allowance for losses at market value.

The cost of inventories includes expenditures incurred in the acquisition, transportation and warehousing of the inventories. In the case of manufactured inventories, cost includes an appropriate share of overhead based on normal operating capacity.

(In thousand of reais, unless stated otherwise)

- **Other current and noncurrent assets**

  Presented at the net realizable amount.

e. *Permanent assets*

- **Investments**

  Investments in subsidiaries were valued in the parent company using the equity method.

- **Intangible**

  Recorded at the cost of acquisition.

- **Goodwill in the acquisition of subsidiaries**

  The goodwill generated in the acquisition of subsidiaries is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 14a).

- **Mining rights**

  Mining rights are valuated by the cost of acquisition and are subject to recoverability tests. Amortization for operating activities is calculated over the estimated useful life of the mines, based on the relation obtained between the effective production and the total amount of proved and probable reserves (see Note 14b).

- **Property, plant and equipment**

  Property, plant and equipment are recorded at the acquisition, formation or construction cost. Depreciation is calculated by the straight-line method at rates which take into account the estimated useful lives of the assets. The forest exhaustion will take place due to its formation and maintenance costs and to the area cut each month in relation to the total volume of forests.

- **Deferred charges**

  All results determined in the pre-operating phase related to research and development expenses with projects of the Company's subsidiaries, as well as the correspondent financial charges, monetary and/or exchange variations earned up to the balance sheets date, are associated to the expectation of future benefits and are recorded in deferred charges. Amortization will occur for a 10-year period, as from the beginning of operations.

(In thousand of reais, unless stated otherwise)

The goodwill classified in deferred charges due to the corporate restructuring, as described in Note 1b, is based on the expectation of future profit generation and will be amortized in accordance with future results in up to 10 years (see Note 16).

Expenditures not directly associated to any future benefits are transferred from deferred assets to the result for the period.

f. Current and noncurrent liabilities

Stated at the known amounts or estimated, plus, when applicable, the corresponding charges and/or monetary and exchange variations incurred up to the balance sheet date.

g. Provisions

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

- **Income and social contribution taxes**

The income and social contribution taxes, both current and deferred, are calculated based on the rates of 15% plus a surcharge of 10% on taxable income in excess of R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax loss carry forward and negative basis of social contribution limited to 30% of the taxable income.

In this fiscal year, a taxable income was not ascertained by the subsidiaries and, consequently, the Company did not obtain a positive calculation basis for income tax and social contribution. Additionally, deferred tax credit assets are not fully provisioned, due to the absence of profitability record.

h. Statement of cash flows

The Company is presenting as supplementary information the statements of cash flows prepared in accordance with NPC 20 - Statement of Cash Flows, issued by IBRACON - Brazilian Institute of Independent Auditors.

(In thousand of reais, unless stated otherwise)

4 Consolidated quarterly information

Quarterly comparative

The consolidated financial statements include the financial statements of MMX and its subsidiaries, as listed below:

	Ownership percentage	
	6/30/2007	**3/31/2007**
Direct subsidiaries:		
MMX Amapá	70.00%	70.00%
MMX Minas-Rio	70.00%	70.00%
MMX Corumbá	70.00%	70.00%
MMX Metálicos Corumbá	99.99%	99.99%
MMX Properties	100.00%	100.00%
IRX	80.00%	80.00%
MMX Metálicos Amapá	99.99%	99.99%
LLX Logística	99.99%	-
Bahia Ferro	24.00%	-
Indirect subsidiaries:		
MMX Logística do Amapá	69.99%	69.99%
MMX Trade Shipping	70.00%	70.00%
MMX Serro	70.00%	-
LLX Açu	70.00%	-
LLX Minas-Rio	70.00%	-

The accounting policies were uniformly applied in all the consolidated companies and are consistent with those used in the previous year.

Description of main consolidation procedures

a. Elimination of intercompany asset and liability account balances;

b. Elimination of investment account balances and corresponding capital interest and accumulated losses of the subsidiaries;

c. Identification of minority interests in the consolidated quarterly information; and

(In thousand of reais, unless stated otherwise)

d. Elimination of income and expense balances arising from intercompany transactions. These balances are eliminated in the measure of the parent company's participation in the subsidiaries against its investments. Unrealized losses are eliminated in the same way as unrealized gains, but only when there are no evidences of problems with the related asset's recovery.

5 Cash and cash equivalents

	Parent Company		Consolidated	
	6/30/2007	**3/31/2007**	**6/30/2007**	**3/31/2007**
Cash and banks	550	728	31,094	40,148
Interest earning bank deposits	661,665	687,933	716,708	687,962
	662,215	688,661	747,802	728,110

Interest earning bank deposits basically represent amounts invested in exclusive funds managed by financial institutions and linked to federal government securities and private securities ("CDB") of first-class financial institutions, as well as private securities (Bank Credit Notes and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip ("CDI" - Interbank Deposit Certificate). The debentures represent purchase and sale commitments, recorded at CETIP, and are not subject to credit risk of the respective issuers.

The Company has its interest earning bank deposits temporary blocked, as mentioned in Notes 11 and 25b, in the total amount of R$40,743 on June 30, 2007 (R$145,295 on March 31, 2007), and there is no loss in the accrued interests referring to such investments. Said amounts are presented as contractual retentions, in current assets.

(In thousand of reais, unless stated otherwise)

The portfolio of interest earning deposits is broken down as follows:

	Parent Company					
	Nature of investments					
	6/30/2007					3/31/2007
Financial institution	**Debentures**	**Open investment fund**	**LTN Over**	**CDB**	**Total**	**Total**
Exclusive funds:						
Pactual	552,455	-	-	-	552,455	687,932
Credit Suisse	-	-	104,690	4,520	109,210	105,734
Total exclusive funds	552,455	-	104,690	4,520	661,665	793,666
Other investments:						
Itaú BBA	40,743	-	-	-	40,743	39,562
Total other investments	40,743	-	-	-	40,743	39,562
Total investments	593,198	-	104,690	4,520	702,408	833,228
Blocking referring to contractual retentions	(40,743)	-	-	-	(40,743)	(145,295)
Total investments, net	552,455	-	104,690	4,520	661,665	687,933

(In thousand of reais, unless stated otherwise)

	Consolidated					
	Nature of investments					
	6/30/2007					3/31/2007
Financial institution	**Debentures**	**Open investment fund**	**LTN Over**	**CDB**	**Total**	**Total**
Exclusive funds:						
Pactual	603,738	3,733	-	-	607,471	687,932
Credit Suisse	-	-	104,690	4,520	109,210	105,734
Total exclusive funds	603,738	3,733	104,690	4,520	716,681	793,666
Other investments:						
Itaú BBA	40,743	-	-	-	40,743	39,562
UNIBANCO	-	-	-	27	27	29
ABN AMRO Bank	-	-	-	-	-	-
Total other investments	40,743	-	-	27	40,770	39,591
Total investments	644,481	3,733	104,690	4,547	757,451	833,257
Blocking referring to contractual retentions	(40,743)	-	-	-	(40,743)	(145,295)
Total investments, net	603,738	3,733	104,690	4,547	716,708	687,962

Exclusive funds are regularly audited by independent auditors and are subject to obligations limited to the payment of services rendered by asset management, attributed to the operation of investments, such as custody and audit fees and other expenses. There are no material financial obligations, nor Company's assets, to guarantee such obligations.

(In thousand of reais, unless stated otherwise)

Statements of cash flows:

	Parent Company		Consolidated	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Cash flow from operating activities				
Net income (loss) for the period	8,071	(5,040)	8,071	(5,040)
Income items not affecting cash flows:				
Depreciation and amortization	82	-	4,906	399
Equity loss	9,575	525	-	-
Provision for unsecured liability	12,174	-	-	-
Monetary variations and interest	(9,560)	-	(30,083)	-
Residual cost on disposal of fixed assets	-	-	3,804	-
Minority interest	-	-	49,780	8,156
Variations in assets and liabilities:				
Contractual retentions	104,539	-	104,539	-
Restricted deposit	(146)	-	(146)	-
Inventories	-	-	(84,539)	(5,923)
Decrease (increase) in accounts receivable and in other credits	(8,984)	(9,348)	(71,256)	(8,093)
Increase (decrease) in suppliers	(674)	383	30,300	7,426
Increase (decrease) in accounts payable and provisions	10,812	1,591	54,006	(8,709)
Net cash and cash equivalents generated by (used in) operating activities	125,889	(11,889)	69,382	(11,784)
Cash flows from investments activities				
Credits with related parties:				
Granted loans	(204,517)	-	-	(267)
Settled loans	170,817	-	-	-
Investment acquisition	(147,222)	(15,745)	(9,780)	-
Reduction in the investment acquisition amount	-	-	-	-
Provision for demobilization of assets	-	-	(11,027)	-
Purchases of property, plant and equipment	(557)	(5)	(361,985)	(25,840)
Acquisition of rights	-	-	(76,967)	(44,568)
Write-off of rights	-	-	525	-
Additions to deferred charges	-	-	51,764	(52,035)
Net cash and cash equivalents invested in investing activities	(181,479)	(15,750)	(407,470)	(122,710)
Cash flows from financing activities				
Capital increase, net	-	6,917	-	6,917
Loans and financings:				
Obtained loans	-	9,920	464,711	146,271
Settled loans	(10,038)	-	(158,033)	-

(In thousand of reais, unless stated otherwise)

	Parent Company		Consolidated	
	6/30/2007	6/30/2006	6/30/2007	6/30/2006
Debits with related persons:				
Obtained loans	-	181	-	-
Settled loans	-	-	-	-
Net cash and cash equivalents provides by (used in) financing activities	(10,038)	17,018	306,678	153,188
Statement of decrease in cash and cash equivalents				
At the beginning of the year	727,843	10,660	779,212	19,903
At the end of the year	662,215	39	747,802	38,597
Decrease in cash and cash equivalents	(65,628)	(10,621)	(31,410)	18,694

6 Accounts receivable

The amounts related to accounts receivable represent the ore sales and railway transportation services operations of subsidiaries MMX Corumbá and MMX Logística do Amapá, respectively, and are comprised as follows:

	Consolidated	
	6/30/2007	3/31/2007
MMX Corumbá:		
Domestic	16	14
Foreign	3,870	13,217
MMX Trade:		
Foreign	1,951	-
	5,837	13,231
MMX Logística do Amapá:		
Domestic	1,017	641
	6,854	13,872

(In thousand of reais, unless stated otherwise)

7 Inventories

	Consolidated	
	6/30/2007	3/31/2007
MMX Corumbá:		
Finished goods	52,782	53,611
Advance for inventory formation	58,595	-
	111,377	53,611
MMX Trade Shipping:		
Finished goods	9,451	5,077
MMX Metálicos Corumbá:		
Raw materials	5,583	1,262
Provision for adjustment to market value	(4,542)	(10,266)
	121,869	49,684

On June 30, 2007, the iron ore inventories amounted to 1,110 thousand tonnes (845 thousand tonnes on March 31, 2007).

On May 31, 2007, MMX Corumbá made an advance in the amount of R$58,595, relating to the purchase of 1,300 thousand tons of iron ore.

On June 30, 2007, MMX Metálicos Corumbá's coal storage amounted to 54,023.7 cubic meters (13,631.4 cubic meters on March 31, 2007).

8 Sundry advances

The amounts related to advances are comprised as follows:

	Parent Company		Consolidated	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Employees	156	73	333	170
Suppliers	1,239	534	55,999	14,406
	1,395	607	56,332	14,576
Current	1,395	607	25,513	14,576
Noncurrent	-	-	30,819	-

On June 20, 2007, the subsidiary MMX Amapá made an advance in the amount of R$30,819, relating to the equipment charter service agreement for the period of 20 years, for port operations.

(In thousand of reais, unless stated otherwise)

9 Recoverable taxes

	Parent Company		Consolidated	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
ICMS	36	19	23,795	14,795
IRRF	15,844	7,894	19,403	11,081
COFINS	34	34	466	433
PIS	7	7	100	93
Others	60	59	282	283
	15,981	8,013	44,046	26,685
Current	15,945	8,013	20,251	26,685
Noncurrent	36	-	23,795	-

Due to the long-term expectation for the realization of ICMS credits, on June 30, 2007 the Company performed the reclassification of balances to noncurrent.

10 Restricted deposit

Refers to the remunerated deposit made in a checking account on behalf of the Company as part of the payment for the acquisition of the real estate named "Fazenda Caruara", located in the Municipality of São João da Barra, State of Rio de Janeiro, which totaled R$6,146 on June 30, 2007 (R$6,025 on March 31, 2007). The release of this amount is subject to a future condition, pursuant to the rules set forth in the purchase and sale agreement, in guarantee of the contingency liabilities of the seller.

11 Contractual retentions

On June 30, 2007, the Company's portion of interest earning bank deposits blocked as collateral related to instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá totaled R$40,743 (R$145,295 on March 31, 2007). The reduction in the quarter occurred on account of the full settlement of the loan with Credit Suisse, with the consequent release of the guarantee provided, pursuant to Note 25b.

12 Judicial deposits

The balance of deposits in court, on June 30, 2007 totaled R$465 (R$200 on March 31, 2007) is represented by proceedings described below:

- Proceeding no. 008.06.104278-9 (writ of ejectment of Fazenda Piraputanga) related to the lawsuit filed by subsidiary MMX Metálicos Corumbá, in the amount of R$200, as described in Note 19;

(In thousand of reais, unless stated otherwise)

- Deposit made by subsidiary MMX Logistica on April 2, 2007, in the amount of R$5, regarding Proceeding no. 0205-02054/2006; and

- Judicial block, in the amount of R$260, performed on June 27, 2007, in a checking account of the subsidiary MM Logística, relating to Proceeding no. 00618/2007.

13 Investments

a. *Breakdown of balances*

	Parent Company		Consolidated	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Investments in subsidiaries	133,814	11,945	-	-
Advances for future investment acquisition	-	-	2,176	2,176
	133,814	11,945	2,176	2,176

Mineral Service

The subsidiary MMX Corumbá acquired on July 11, 2006, the mining rights to explore the iron ore in the State of Mato Grosso do Sul, upon the acquisition of the quotas of the company Mineral Service Ltda. ("Mineral Service"), for the total cost of US$14,000 thousand (equivalent to R$30,439), being US$1,000 thousand (equivalent to R$2,176) paid on July 11, 2006, recorded as advance for investment acquisition, and the remaining balance will be paid in three installments, US$3,000 thousand in the verification of the transfer of mining rights, and US$10,000 thousand in the year of 2007, such payments subject to the effective transfer of mining rights to Mineral Service.

Bahia Ferro

On May 29, 2007, the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, equivalent to 24% of equity interest in Bahia Ferro Mineração Ltda. ("Bahia Ferro"), pursuant to Note 14b.

(In thousand of reais, unless stated otherwise)

b. Equity interest

Subsidiaries' data	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MMX Corumbá	MMX Metálicos Corumbá	MMX Metálicos Amapá	MMX Trade Shipping	MMX Properties	LLX Logística	Bahia Ferro	Total
Participation in capital stock (%)	70%	80%	69.99%	70%	70%	99.99%	99.99%	70.00%	100%	99.99%	24%	-
Shareholders' equity	181,962	73	(13,125) (a)	1,282 (a)	(20,333)	10	10	458	212	5,120	500	-
Capital stock	200,843	73	15,000	1,282	15,200	10	10	-	230	5,120	500	-
Capital stock to be paid-up	-	10	(15,000)	-	-	-	-	-	-	-	-	-
Advances for future capital increase	-	-	-	-	-	-	-	-	-	-	-	-
Income (loss) for the period	(13,652)	-	(13,125)	-	(17,391)	-	-	458	(18)	-	-	-

(In thousand of reais, unless stated otherwise)

c. *Movements*

Subsidiaries' data	MMX Amapá	IRX	MMX Logística do Amapá	MMX Minas-Rio	MMX Corumbá	MMX Metálicos Corumbá	MMX Metálicos Amapá	MMX Trade Shipping	MMX Properties	LLX Logística	Bahia Ferro	Total
Balances at December 31, 2006	980	-	-	4,957	-	10	-	-	-	-	-	5,947
Acquisition of investment	-	69	-	-	-	-	10	-	230	-	-	309
Capital increase	10,941	-	-	-	-	-	-	-	-	-	-	10,941
Equity on loss of subsidiaries	(5,248)	-	-	-	-	-	-	-	(4)	-	-	(5,252)
Balances at March 31, 2007	6,673	69	-	4,957	-	10	10	-	226	-	-	11,945
Investment acquisition	-	2	-	-	-	-		-	-	10	120	132
Capital increase	125,010	-	-	1,050	-	-	-	-	-	5,110	-	131,170
Spin-off LLX Açú	-	-	-	(4,658)	-	-	-	-	-	-	-	(4,658)
Spin-off LLX Minas-Rio				(452)								(452)
Equity on loss of subsidiaries	(4,309)								(14)			(4,323)
Balances at June 30, 2007	127,374	71	-	897	-	10	10	-	212	5,120	120	133,814

(a) The Company recorded a provision for uncovered liabilities in an amount proportional to its share.

(In thousand of reais, unless stated otherwise)

14 Intangible

	Parent Company		Consolidated	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Goodwill in the acquisition of subsidiaries	9,780	-	9,780	124,580
Mining rights and concession	-	-	164,543	162,538
Costs for assets retirement	-	-	11,027	11,027
	9,780	9,780	185,350	298,145

a. Goodwill

MPC

The goodwill balance, in the amount of R$124,580, determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability arising from the mining reserve exploration related to the mining right, according to Note 16.

Due to the corporate reorganization concluded on May 7, 2007, as described in Note 1b, in which the Company organized the merger of the subsidiary MMX Minas-Rio into their wholly-owned subsidiary MPC, which after the merger became a cosely-held corporation and was renamed to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), the goodwill balance was reclassified to deferred charges in conformity with CVM Instruction no. 319/99.

Bahia Ferro

The goodwill balance, in the amount of R$9,780, determined on the acquisition of 24% of the quotas of Bahia Ferro by the Company, is based on the expectation of future profitability arising from the mining rights exploration of this subsidiary. Future profitability is based on feasibility studies and business plans of projects and technical reports on production capacity of reserves.

Goodwill amortization will be recorded in up to 10 year, as of commercial start-up, according to the future profitability projections.

(In thousand of reais, unless stated otherwise)

b. Mining rights and concession

The Company had the following mining rights:

Company		State	Right	Consolidated 6/30/2007	3/31/2007
Acquisitions:					
IRX	(I)	Bahia	Mineral - Iron ore	168	168
MMX Minas-Rio	(II)	Minas Gerais	Mineral - Iron ore	40,000	40,000
MMX Minas-Rio	(III)	Minas Gerais	Mineral - Iron ore	1,585	1,585
MMX Minas-Rio	(IV)	Minas Gerais	Mineral - Iron ore	30	30
MMX Corumbá	(V)	Mato Grosso	Mineral - Iron ore	28,954	28,954
MMX Logística do Amapá	(VI)	Amapá	Railway oncession/Granting	773	783
MMX Serro	(VII)	Minas Gerais	Mineral - Iron ore	40,579	38,579
				112,089	110,099
Advances for mining rights acquisition:					
MMX Serro	(VIII)	Minas Gerais	Mineral - Ion ore	1,513	1,513
MMX Minas-Rio	(IX)	Minas Gerais	Mineral - Ion ore	51,413	51,413
Bahia Ferro	(X)	Bahia & Piauí	Mineral - Ion ore	88	-
				53,014	52,926
Accumulated amortization:					
MMX Corumbá				(560)	(487)
				164,543	162,538

(I) Mining rights acquired on September 9, 2004 in the State of Bahia.

(II) Located in the Serra do Espinhaço region, in the State of Minas Gerais, and acquired on October 19, 2005, at a total cost of R$40,000, out of which R$4,500 was paid on the signature of the contract and the remaining amount will be paid in installments, as described in Note 21a.

(III) Located in the Quadrilátero Ferrífero region, in the State of Minas Gerais, and acquired on August 17, 2005, through the acquisition of quotas in MPC (currently MMX Minas-Rio), the owner of the assets in question. The total value of the transaction was US$75,000 thousand, the first installment of US$20,000 thousand was paid in 2005. On October 23, 2006, the subsidiary MMX Minas-Rio executed an addendum to the acquisition agreement of quotas of MPC, due to the conventional revaluation of its assets, reducing the total acquisition cost of quotas from US$75,000 thousand to US$50,500 thousand. Consequently, the remaining balance payable for the acquisition of quotas, which, before the revaluation, was US$55,000 thousand (equivalent to R$129,954), started being, due to the addendum, of US$30,500 thousand, plus interest, and the 1st, installment was paid on December 3, 2006 in the amount of US$20,000 thousand and the remaining installment of US$10,500 thousand falling due on July 30, 2007, as mentioned in Note 21b.

(In thousand of reais, unless stated otherwise)

The value of the mining right recorded in the indirect subsidiary MPC (currently MMX Minas-Rio) is R$25, resulting in the subsidiary MMX Minas-Rio recording a transaction goodwill, as described in Note 14a.

On January 10, 2006, the subsidiary required new mining rights with the National Department of Mineral Production ("DNPM") in the same region, at the cost of R$1.

On April 28, 2006, there was the execution of acquisition agreement of mining rights, in the place called Fazenda Itaoca, in the Municipality of Campos de Goytacazes, in the State of Rio de Janeiro, by the total amount of R$1,561 by which R$861 were paid in the acquisition and the remaining balance will be paid in 5 installments of R$140. On January 16, 2007, the 1st, installment was paid and the other ones on the same date of the subsequent months.

(IV) Agreement entered into on April 13, 2006 for mining research services and experimental mining necessary for a better knowledge of the area.

(V) Mining rights of the Laiz and Ema mines, designated mine 63, in the Municipality of Corumbá, State of Mato Grosso do Sul, acquired from the company Sociedade Brasileira de Imóveis Ltda.

(VI) Concession granting value of EFA, as described in Note 1c.

(VII) On March 13, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$700 thousand (equivalent to R$1,490) and, on August 7 and 25, 2006, additions for the option agreement were entered into, for which it paid US$480 thousand (equivalent to R$973). On January 24, 2007, the purchase option of this right was exercised in the amount of R$35,000 to be paid in twenty equal, consecutive and monthly installments in the amount of R$1,750, adjusted by the savings index. On April 4, 2007, MMX Minas-Rio constituted MMX Serro with these rights, pursuant to Note 1b.

(VIII) On March 3, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Serra do Espinhaço region, for which it paid US$500 thousand as purchase option and on December 11, 2006, an agreement addendum was executed in the amount of US$200 thousand, to be paid in four equal and consecutive monthly installments in the amount of US$50 thousand, and the first one is due in 10 days from the execution of this addendum and the other ones in the subsequent three months. On April 4, 2007, MMX Minas-Rio constituted MMX Serro with this right, pursuant to Note 1b.

(IX) On April 28, 2006, an option agreement was entered into for the mining rights purchase regarding iron ore exploration in the Quadrilátero Ferrífero region, for which it paid US$6,000 thousand (equivalent to R$12,535) as purchase option. The purchase option was valid for 10 months and was extended for more 8 months through an additional payment of US$18,500 thousand (equivalent to R$38,878) made on March 6, 2007.

(X) On May 29, 2007, the Company acquired the mining rights to explore iron ore in the States of Bahia and Piauí, through the acquisition of 120,000 quotas with a par value of R$1 each, related to 24% of equity interest in Bahia Ferro for R$9,900. The Company recorded goodwill in the amount of R$9,780 due to this acquisition.

(In thousand of reais, unless stated otherwise)

The Company has the option to purchase the remaining 76% of equity interest, for the additional price of R$128,700, adjusted by the variance of the IGP-M index, until the effective due date, with R$19,800 equivalent to 1% of the interest by February 28, 2008 and the remaining balance of R$108,900 equivalent to 75% will be paid in two installments, the first in the amount of R$29,700 by August 29, 2008 and the second in the amount of R$79,200 by May 28, 2010. The exercise of the option is contingent upon the results of the exploration and of mining research.

On July 14, 2006, the subsidiary MMX Amapá and MPBA entered into an Agreement for the Assignment of Mining Rights and Other Arrangements, whereby certain mining rights contained in Proceedings nos. 852.730/93, 858.010/99 and 858.114/04, previously subject matter of an agreement of shared exploration between the two companies, were assigned and transferred to MMX Amapá. For the assignment of the mining rights, MMX Amapá will pay MPBA a share equivalent to 1% of the gross revenue obtained by MMX Amapá with the sale or other form of disposal of iron ore or other non-precious minerals originating from the mining of the outcrops present in the region of the aforementioned mining rights.

Mining rights, in the operating activities, are amortized based on the method of unit produced.

c. *Costs for assets retirement*

These refer to the costs that the Company will incur in recomposing the areas of the mines when the exploration rights end (see Note 22).

15 Property, plant and equipment

	Consolidated	
	6/30/2007	**3/31/2007**
MMX	16,002	15,688
MMX Amapá	251,348	136,477
MMX Corumbá	37,459	38,287
MMX Metálicos Corumbá	179,719	115,790
MMX Minas Rio	46,941	21,405
MMX Logística do Amapá	22,546	18,534
MMX Properties	193	205
LLX Açu (*)	6,654	-
LLX Minas-Rio (*)	646	-
Bahia Ferro	6	-
	561,514	346,386

(*) Balances resulting from the corporate reorganization that occurred at MMX Minas-Rio, concluded on May 7, 2007, as described in Note 1b, whereby the Company constituted the subsidiaries, LLX Minas-Rio and LLX Açu.

(In thousand of reais, unless stated otherwise)

Its breakdown is as follows:

		Parent Company					
		6/30/2007			3/31/2007		
	Depreciation rate % p.a.	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	8	1,528	(45)	1,483	1,515	(16)	1,499
Furniture and fixture	10	629	(45)	584	611	(30)	581
Machinery and equipment	10	38	(2)	36	38	(1)	37
IT equipment	20	179	(9)	170	22	(2)	20
Software	20	393	(30)	363	198	(13)	185
		2,767	(131)	2,637	2,384	(62)	2,322
Land	-	13,359	-	13,359	13,359	-	13,359
Advances for property, plant and equipment formation	-	7	-	7	7	-	7
		13,366	-	13,366	13,366	-	13,366
		16,133	(131)	16,002	15,750	(62)	15,688

(In thousand of reais, unless stated otherwise)

		Consolidated					
		6/30/2007			3/31/2007		
	Depreciation rate % p.a.	Cost	Accumulated depreciation	Net	Cost	Accumulated depreciation	Net
Buildings and improvements	8	3,705	(148)	3,557	9,810	(67)	9,743
Furniture and fixture	10	3,263	(257)	3,006	2,703	(180)	2,523
Machinery and equipment	10	45,680	(2,590)	43,090	35,945	(1,870)	34,075
Aircraft **(a)**	10	12,145	(1,215)	10,930	12,145	(911)	11,234
IT equipment	20	4,112	(595)	3,517	3,050	(405)	2,645
Vehicles	20	4,086	(598)	3,488	2,637	(384)	2,253
Software	20	1,814	(209)	1,605	1,419	(126)	1,293
Railway equipment	5	11,109	(307)	10,802	7,676	(182)	7,494
Forests	-	6,213	-	6,213	6,213	-	6,213
		92,127	(5,919)	86,208	81,598	(4,125)	77,473
Land **(b)**	-	73,610	-	73,610	61,353 -	-	61,353
Advances for property, plant and equipment formation	-	83,157	-	83,157	37,379 -	-	37,379
Construction in progress	-	318,539	-	318,539	170,181 -	-	170,181
		475,306	-	475,306	268,913	-	268,913
		567,433	(5,919)	561,514	350,511	(4,125)	346,386

a. *Aircraft lease-back operation*

This aircraft was acquired by the subsidiary MMX Metálicos Corumbá in February 2006, at the price of US$6,000 thousand.

On May 16, 2006, the subsidiary MMX Metálicos Corumbá entered into an aircraft sale-lease-back agreement in the amount of US$5,400 thousand (equivalent to R$12,192), for a term of 120 months, with residual value of US$1,350 thousand. The amortizations of leasing agreement are quarterly and started in October 2006.

(In thousand of reais, unless stated otherwise)

b. Land

It includes the land acquired on November 30, 2006, located in Santana, in the State of Amapá, for the total cost of R$10,770, with maturity of the promissory note estimated for January 8, 2008. The payable balance is recognized in "Property, plant and equipment acquisition obligations".

c. Movement

	Parent Company				
	3/31/2007	Movement			6/30/2007
	Cost	Additions	Write-offs	Transfers	Cost
Buildings and improvements	1,515	13	-	-	1,528
Furniture and fixture	611	18	-	-	629
Machinery and equipment	38	-	-	-	38
IT equipment	22	157	-	-	179
Software	198	195	-	-	393
Land	13,359	-	-	-	13,359
Advances to suppliers	7	-	-	-	7
	15,750	383	-	-	16,133

	Consolidated				
	3/31/2007	Movement			6/30/2007
	Cost	Additions	Write-offs	Transfers	Cost
Buildings and improvements	9,810	200	-	(6,305)	3,705
Furniture and fixture	2,703	560	-	-	3,263
Machinery and equipment	35,945	5,615	(2,223)	6,343	45,680
Aircraft	12,145	-	-	-	12,145
IT equipment	3,050	1,062	-	-	4,112
Vehicles	2,637	1,449	-	-	4,086
Software	1,419	426	(31)	-	1,814
Railway equipment	7,676	3,433	-	-	11,109
Forests	6,213	-	-	-	6,213
Land	61,353	18,826	-	(6.570)	73,610
Advances to suppliers	37,379	47,157	(1,648)	269	83,157
Works in progress	170,181	142,095	-	6,263	318,539
	350,511	220,824	(3,902)	-	567,433

(In thousand of reais, unless stated otherwise)

16 Deferred charges

	Consolidated					
	6/30/2007			3/31/2007		
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
MMX Amapá	69,108	-	69,108	56,921	-	56,921
MMX Minas-Rio	80,958	-	80,958	27,981	-	27,981
MMX Corumbá	24,687	(1,851)	22,836	24,686	(1,234)	23,452
MMX Metálicos Corumbá	29,882	-	29,882	29,370	-	29,370
MMX Logística do Amapá	18,051	(336)	17,715	18,051	(224)	17,827
MMX Serro **(a)**	3,685	-	3,685	-	-	-
LLX Logística	123	-	123	-	-	-
LLX Açú **(b)**	79	-	79	-	-	-
LLX Minas-Rio **(b)**	5,169	-	5,169	-	-	-
IRX	63	-	63	61	-	61
Bahia Ferro	1,366	-	1,366	-	-	-
	233,171	(2,187)	230,984	157,070	(1,458)	155,612

(a) On April 4, 2007, MMX Minas-Rio constituted the subsidiary MMX Mineração do Serro Ltda. ("MMX Serro") with the mining rights in the Municipality of Serro, in the State of Minas Gerais, where it is currently developing an iron ore mine to supply that State.

(b) The balances resulting from the corporate reorganization that occurred at MMX Minas-Rio, concluded on May 7, 2007 (as described in Note 1b), whereby the Company created two new subsidiaries, LLX Minas-Rio and LLX Açu.

Its breakdown is as follows:

	Amortization rate % p.a.	Consolidated	
		6/30/2007	3/31/2007
Pre-operating expenses	10	301,515	233,486
Pre-operating financial income	10	(195,111)	(77,874)
Goodwill in the merger of subsidiary	10	124,580	-
		230,984	155,612

(In thousand of reais, unless stated otherwise)

Deferred charges are valued at their formation cost and represent pre-operating expenses incurred and income earned in the phase of research and deployment of the integrated mining and logistics projects.

Deferred charges, for operating activities, are amortized in a 10-year term, since the date of commercial start-up, when economic benefit expectations started to be generated.

The goodwill balance determined on the acquisition of the subsidiary MPC by MMX Minas-Rio is based on the expectation of future profitability arising from the mining reserve exploration related to the mining right (see Note 14).

17 Related party transactions

	Parent Company	
	Accounts receivable	
	6/30/2007	**3/31/2007**
MMX Amapá	18,051	73,897
MMX Minas-Rio	77,109	57,020
MMX Metálicos Corumbá	102,613	22,948
MMX Corumbá	-	21,745
MMX Logística	-	16,179
LLX Logística	9	-
LLX Açu	79	-
LLX Minas-Rio	20	-
	197,881	191,789
Interest	8,647	7,213
	206,528	199,002

The main balances of assets on June 30, 2007 and March 31, 2007, as well as transactions that have influenced the income for the period, related to operations with related parties, resulted from transactions of the Company with its direct and indirect subsidiaries, which were made under usual market conditions for the respective types of operations.

As mentioned in Note 18, the controlling shareholder is the guarantor of some loans and financings obtained by the Company's subsidiaries.

(In thousand of reais, unless stated otherwise)

18 Loans and financing

			Consolidated	
Institutions	**Guarantees**	**Term**	**6/30/2007**	**3/31/2007**
MMX Minas-Rio:				
Unibanco S.A.	Pledge of mining rights + Surety of MMX	07/24/2008	23,114	24,605
Unibanco S.A.	Pledge of mining rights + Surety of MMX	09/16/2008	15,410	16,403
Unibanco S.A.	Pledge of mining rights + Surety of MMX	07/21/2008	12,520	13,328
Unibanco S.A.	Intervening Party: Eike Fuhrken Batista	06/28/2007	-	10,252
Unibanco S.A.	Pledge of mining rights + Surety of MMX	07/15/2008	9,631	10,252
Unibanco S.A.	Pledge of mining rights + Surety of MMX	09/10/2008	9,631	10,252
Unibanco S.A.	Pledge of mining rights + Surety of MMX	11/18/2008	6,741	7,176
Banco Itaú BBA S.A.	Surety of MMX	09/06/2007	7,705	8,202
Unibanco S.A.	Pledge of mining rights + Surety of MMX	01/22/2008	9,631	10,252
Unibanco S.A.	Pledge of mining rights + Surety of MMX	02/25/2008	16,373	17,428
Banco Bradesco S.A.	Surety of MMX	11/13/2007	9,823	-
Unibanco S.A.	Pledge of mining rights + Surety of MMX	04/18/2008	12,520	-
Unibanco S.A.	Pledge of mining rights + Surety of MMX	06/23/2008	19,262	-
Banco Itaú BBA S.A.	Surety of MMX	03/24/2008	1,926	2,050
Banco Itaú BBA S.A.	Surety of MMX	09/06/2007	4,816	5,126
Banco Unibanco S.A.	Guarantor /Co-obligor: Eike Fuhrken Batista	06/28/2007	-	10,252
			159,103	145,578
LLX Logística:				
Hedge	Provision for hedge settlement		5,149	-
			5,149	-
MMX Amapá:				
Banco Itaú BBA S.A.	Surety of MMX	07/24//2007	9,631	10,252
Banco ABC Brasil S.A.	Surety of MMX	07/03/2007	15,410	16,403
Banco Itaú BBA S.A.	Aval da MMX/Centennial Asset Part. Amapá S.A.	07/30/2007	34,055	36,251
Banco Itaú BBA S.A.	Surety of MMX	07/30/2007	17,336	18,454
Banco Itaú BBA S.A.	Surety of MMX	09/19/2007	30,819	-
Banco Itaú BBA S.A.	Surety of MMX	09/19/2007	26,967	-
Hedge	Provision for hedge settlement		5,323	1,531
			139,541	82,891
MMX Metálicos:				
Credit Suisse S.A.	Collateral cash	09/04/2007	-	102,520
Aircraft Leasing	Guarantor/Co-obligor: Eike Fuhrken Batista	07/01/2016	9,621	10,449
Banco Votorantim S.A.	Surety of MMX	02/28/2008	5,779	-

04.01 - NOTES TO THE FINANCIAL STATEMENTS

(In thousand of reais, unless stated otherwise)

			Consolidated	
Institutions	**Guarantees**	**Term**	**6/30/2007**	**3/31/2007**
MMX Metálicos:				
Banco Votorantim S.A.	Surety of MMX	03/05/2008	48,155	-
Banco Santander Banespa	Surety of MMX	03/24/2008	19,262	20,504
Banco Bradesco S.A.	Surety of MMX	06/20/2008	19,262	-
			102,079	133,473
MMX Corumbá:				
Banco Unibanco S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	09/04/2008	23,114	24,605
Banco ABC Brasil S.A.	Guarantor/Co-obligor: Eike Fuhrken Batista	10/19/2007	9,631	10,252
Banco BBM S.A.	Surety of MMX	05/16/2007	-	7,176
Banco Itaú BBA S.A.				
BNDES	Guarantor/Co-obligor: Eike Fuhrken Batista	10/15/2010	2,037	2,160
Banco Votorantim S.A.	Surety of MMX	04/04/2007	-	6,151
Banco Votorantim S.A.	Surety of MMX	11/05/2007	9,631	10,252
BNDES - Banco Nacional	Guarantor/Co-obligor: Eike Fuhrken Batista	03/15/2010	729	784
BNDES - Banco Nacional	Guarantor/Co-obligor: Eike Fuhrken Batista	08/16/2010	7,717	8,315
BNDES - Banco Nacional	Guarantor/Co-obligor: Eike Fuhrken Batista	08/16/2010	1,357	1,464
CITIBANK	Surety of MMX	11/19/2007	19,262	20,504
Banco Santander Banespa	Surety of MMX	01/14/2008	9,631	10,252
Banco Santander Banespa	Surety of MMX	02/01/2008	9,631	10,252
Banco Santander Banespa	Surety of MMX	02/29/2008	19,262	20,504
Banco Santander Banespa	Surety of MMX	03/10/2008	9,631	10,252
Banco Votorantim S.A.	Surety of MMX	03/18/2008	17,336	18,454
Banco Bradesco S.A.	Surety of MMX	04/04/2008	13,483	-
Banco Bradesco S.A.	Surety of MMX	04/14/2008	25,041	-
Banco Safra	Surety of MMX	05/19/2008	9,631	-
Credit Suisse S.A.	Surety of MMX	12/17/2007	58,075	-
			245,199	161,377
Total			651,071	523,319
Short-term interest incurred			13,398	7,995
			664,469	531,314
Current			547,085	405,790
Noncurrent			117,384	125,524

(In thousand of reais, unless stated otherwise)

Financings in domestic currency incur: (i) fixed interest of 12.60% p.a.; and (ii) variable interest based on the long-term interest rate (TJLP) and Basket of Currencies, plus 5.60% p.a.

Financings in foreign currency incur: (i) U.S. dollar exchange variation plus fixed interest of 6.90% to 8.22% p.a.; and (ii) LIBOR plus interest ranging from 2.95% to 3.28% p.a. (and) the average cost of loans in foreign currency results in a weighted average rate of 7.88% p.a plus U.S. dollar exchange variation.

On December 27, 2006, MMX, through its subsidiary MMX Amapá, signed a financial advisory services proposal for the financing of Mineração Amapá Project, on a firm guarantee basis, in the total amount of US$250,000 thousand, US$200,000 thousand in lines of Banco Itaú BBA and US$50,000 thousand in lines of Banco ABC Brasil. These credit lines are subject to a series of suspensive conditions, among them, approval of the operation and rendering of guarantees by the financial institutions' credit committees. On February 22, 2007, the agreement of this loan was signed.

The Company, by means of its subsidiary MMX Minas-Rio, has a credit line with Unibanco in the amount of US$400,000 thousand for 144-month term and a six-month grace period. Besides this own line, Unibanco will also act as an advisor for the contracting of US$968,000 thousand in additional lines, amounting, together with the direct line of Unibanco, to a total US$1,518,000 thousand. These credit lines are subject to a series of guarantees and covenants, including pledge of mining rights, pledge of assets and other guarantees. Unibanco released a line of US$50,000 thousand in the bridge loan category for the initial investments of the project and obtainment of licenses, which was fully used by MMX on December 31, 2006, and the collateral provided consisted of the pledge of the mining rights of Process no. 830,286 of DNPM, owned by the subsidiary MMX Minas-Rio.

On March 23, 2007, the Company, by means of its subsidiaries MMX Corumbá and MMX Metálicos, executed a financial advisory services proposal with Banco BNP Paribas for financing of debt restructuring of MMX Corumbá (mine 63) and financing of Pig Iron Project of MMX Metálicos Corumbá. The financial proposal sets forth export prepayment operation in the total amount of up to US$60,000 thousand to MMX Corumbá and Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") and Fundo Constitucional do Centro-Oeste ("FCO") onlending in the total amount of US$90,000 thousand to MMX Metálicos Corumbá, which is suspended according to Note 28c.

On June 6, 2007, the project of MMX Minas Rio, aimed at the deployment of the infrastructure necessary for the exploration of iron ore mines in the Quadrilátero Ferrífero region of Minas Gerais, as well as the construction of the mining pipeline for transportation of iron ore pulp to the port terminal - Port of Açu, to be deployed in the Municipality of São João da Barra, had its qualification for financing by BNDES, by means of financial agents, with potential adhesion of BNDES to the syndicate of onlending banks, which will depend on compliance with the rules in force at BNDES. The approval of the qualification does not imply approval of financing.

(In thousand of reais, unless stated otherwise)

19 Provision for contingencies

On June 30, 2007 and March 31, 2007, the Company and its direct and indirect subsidiaries are parties in judicial claims and administrative proceedings arising in the ordinary course of business, involving civil matters.

MMX Metálicos Corumbá

On August 17, 2006, a judicial deposit was made, before the 2nd Civil Court of the Administrative Region of Corumbá, in the amount of R$200 by judicial determination, in order to guarantee the occasional indemnification to the owners of Fazenda Piraputanga, an area granted to the subsidiary MMX Metálicos Corumbá for the construction of the pig iron plant, in view of the authorization of writ of ejectment in favor of the subsidiary. The subsidiary constitutes provision for contingencies in the amount mentioned above.

20 Deferred income and social contribution taxes

On June 30 and March 31, 2007, most of the Company's subsidiaries were in a pre-operating phase and, therefore, deferred income and social contribution tax assets have been calculated at a rate of 34%. Since there was no history of taxable income, a full valuation allowance was constituted for the payment of such assets.

Deferred income and social contribution taxes have been originated as follows:

	Parent Company		Consolidated	
	6/30/2007	3/31/2007	6/30/2007	3/31/2007
Noncurrent assets:				
Tax loss carryforwards	16,314	21,692	28,364	31,091
Negative basis of social contribution tax	5,873	7,809	10,211	10,443
Provision for adjustment to market value	-	-	1,544	2,901
	22,187	29,501	40,119	44,435
Valuation allowance	(22,187)	(29,501)	(40,119)	(44,435)
	-	-	-	-

(In thousand of reais, unless stated otherwise)

21 Investment acquisition obligations

The Company, through its subsidiaries, held consolidated commitments related to the acquisition of quotas of the subsidiary MPC (currently MMX Minas-Rio), and for the direct acquisition of the mining rights as detailed below:

			ConsolidadoConsolidated			
			6/30/2007		3/31/2007	
Company		Creditor	Short-term	Long-term	Short-term	Long-term
MMX Minas-Rio	(a)	Mining rights assignor	-	30,005	-	29,904
MMX Minas-Rio	(b)	Quota assignor	20,225	-	21,529	-
MMX Minas-Rio		Mining rights assignor	-	-	140	-
MMX Minas-Rio		Other	202	-	2,153	-
			20,427	30,005	23,822	29,904
MMX Serro	(c)	Mining rights assignor	22,912	6,093	20,768	11,182
MMX Serro		Other	983	246	-	-
			23,895	6,339	20,768	11,182
			44,322	36,344	44,590	41,086

(a) Remaining balance payable to the seller, due in three installments adjusted by the IGP-M index, of R$8,674 on October 14, 2006, R$10,032 and R$10,868 on April 12 and October 9, 2007, respectively. On July 1, 2006, a supplementary term was executed, extending the maturities of installments for October 19, 2009, 2010 and 2011, respectively, as Note 14b.

(b) Remaining balance of US$55,000 thousand related to the quota purchase from subsidiary MPC is due to sellers on December 31, 2005, which as a consequence of the execution of the addendum to the acquisition agreement of quotas of MPC (currently MMX Minas-Rio), due to the conventional revaluation of its assets, according to Note 14b, started being US$30,500 thousand. On December 3, 2006, US$20,000 thousand was paid and the remaining balance equivalent to US$10,500 thousand will be paid on July 30, 2007. The subsidiary constituted a pledge on mining rights, held by the subsidiary MPC in favor of sellers as a payment guarantee, as Note 14b.

(c) Remaining balance payable to the seller, in eighteen monthly, equal and consecutive installments in the amount of R$1,750, adjusted at the savings index, as Note 14b.

(In thousand of reais, unless stated otherwise)

22 Asset retirement obligations

The Company has liabilities related to the withdrawal of assets arising from the regulatory requirements to carry out specific write-downs when the exploration rights terminate. This liability has been initially assessed at the fair value and, subsequently, adjusted at the expense in the companies in operation and at deferred charges in the companies in pre-operating stage with the addition of interest and change of values. Costs related to withdrawal are capitalized and depreciated over the useful life of the long-term asset based on the produced unit method.

	Consolidated	
	6/30/2007	3/31/2007
Incurred liability	11,027	11,027
Increase in deferred charges	2,106	1,726
Increase in expenses	288	236
Provision for realization	13,421	12,989

23 Shareholder's equity (parent company)

a. *Capital stock*

The Company's capital stock on June 30, 2007 and March 31, 2007 was divided into 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty six) registered, book-entry common shares, and 3,803,878 (three million, eight hundred and three thousand, eight hundred and seventy-eight) common shares, respectively.

On December 19, 2005, the Company, following a resolution by a meeting of the Board of Directors on the same date, had a capital increase of R$16,643 by means of a private subscription of shares, partly paid up in national currency and partly as quotas representing the capital stock of MMX Amapá and MMX Minas-Rio.

These quotas were converted at their book value, in accordance with evaluation reports presented by a specialized company hired for this exclusive purpose. As explained in the management's justification for the capital increase, the book value of the quotas was substantially below their fair market value.

For the purpose of this capital increase, the issue price of the Company's shares was fixed at R$519.38 per share, taking into consideration the Company's expected future profitability, as in the justification presented by the Company's Board of Directors to the shareholders on December 14, 2005.

(In thousand of reais, unless stated otherwise)

At an Extraordinary General Meeting and a Meeting of Preference Shareholders of the Company, both held on February 10, 2006, the shareholders resolved to convert the 40,000 preferred shares issued by the Company into common shares.

On April 12, 2006, the Company's Board of Directors approved a new capital increase in the amount of R$15,210, through the issue of 17,170 book-entry common shares, at the issue price of R$885.8474 per share. The controlling shareholder of MMX paid up the capital increase through the contribution to the Company's capital of substantially all the quotas representing the capital stock of MMX Corumbá Participações Ltda. The unit value of the quotas of MMX Corumbá Participações Ltda. was the purpose of an appraisal report prepared by a contracted specialized company, on the reference date of March 31, 2006, and the evaluation criteria was the equity book value of the quotas, and the aforementioned report was unanimously approved by the Company's shareholders.

On April 28, 2006, at an Extraordinary General Meeting, the shareholders of MMX decided, unanimously, to carry out a partial spin-off of the Company, separating in favor of the companies Centennial Asset Participações Amapá S.A., Centennial Asset Participações Minas-Rio S.A. and Centennial Asset Participações Corumbá S.A. (the "Recipients"), respectively, 30% of the quotas representing the following subsidiaries of the Company, MMX Amapá, MMX Minas-Rio and MMX Corumbá, together with the corresponding portion of capital stock. The partial spin-off represented the cancellation of the total common shares of the Company then held by the foreign investor Centennial Asset Mining Fund LLC, which received, in exchange, shares of the Recipient companies of the spun-off portion.

The portions of the shareholders' equity of MMX transferred to the Recipients due to the spin-off were valued by a contracted specialized company, on the reference date of April 18, 2006, and the evaluation criteria were the equity book value of the asset and liability accounts, based on the elements reported in the pro forma balance sheet of the Company prepared on April 18, 2006.

The value of the spun-off portions on the spin-off date was R$8,293 thousand, and the following amounts were attributed to each one of the Recipients:

- The amount of R$1,190 was attributed to Centennial Asset Amapá;
- The amount of R$2,543 was attributed to Centennial Asset Minas-Rio; and
- The amount of R$4,560 was attributed to Centennial Asset Corumbá.

(In thousand of reais, unless stated otherwise)

As a result of the spin-off, the capital stock of MMX was decreased by R$8,293 thousands, with the consequent cancellation of 32,000 (thirty-two thousand) book-entry common shares owned by the shareholder Centennial Asset Mining Fund LLC, which caused the capital of MMX to decreased to R$23,620 thousand, divided into 77,214 (seventy-seven thousand, two hundred and fourteen) non-par, book-entry shares. The capital decrease did not imply dilution in the equity of the remaining shareholders.

On April 28, 2006, at the same Extraordinary General Meeting, a stock split of the common shares issued by the Company was approved, in the proportion of 2,429 (two thousand, four hundred and twenty-nine) new common shares for each existing common share, which resulted in 187,552,806 (one hundred and eighty-seven million, five hundred and fifty-two thousand, eight hundred and six) common shares.

The shares issued by virtue of the stock split will have the same rights and benefits guaranteed to existing shares.

By means of the Extraordinary General Meeting held on July 6, 2006 (duly registered and filed at the Board of Trade of Rio de Janeiro State on July 13, 2006), the Company performed a reverse split of all the shares it had issued in the proportion of 77.1504755 (seventy-seven point one five zero four seven five five) to every single share. As of the conclusion of the aforesaid reverse split operation, the capital stock of the Company was represented by 2,431,000 (two million four hundred thirty-one thousand) non-par book-entry common shares. Nevertheless, the value (monetary expression) of the Company's capital stock did not undergo any modification on that date, remaining unchanged. The controlling shareholder of the Company gratuitously granted to the shareholders, who held fractional positions after the conclusion of the reverse split, the quantity of shares issued by the Company that was necessary for them to complete their respective positions.

On July 26, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$1,029,011, upon the public issuance of 1,262,590 non-par registered common shares, at the price of R$815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$23,620 to R$1,052,630, divided into 3,693,590 common shares, all of them registered shares, with no par value.

On August 23, 2006, the Board of Directors ratified the Company's capital increase, within the authorized capital limit, in view of the full subscription, in the amount of R$89,884, upon the public issuance of 110,288 non-par registered common shares, at the price of 815.00 (eight hundred and fifteen reais) per common share, as approved at meetings of such Board held on July 20, July 21 and July 26, 2006. Thus, the Company's capital stock increased from R$1,052,630 to R$1,142,515, divided into 3,803,878 shares, all of them registered shares, with no par value.

(In thousand of reais, unless stated otherwise)

At the Extraordinary General Meeting, held on January 25, 2007, the Company carried out the split of all the shares issued by the Company in the proportion of 2 (two) new shares for each existing share. After the conclusion of said split operation, the Company's capital stock was represented by 7,607,756 (seven million, six hundred and seven thousand, seven hundred and fifty-six) non-par, book-entry, common shares. The amount (monetary expression) of the Company's capital stock has not been submitted to any change on that date. The Company's shareholders, based on the shareholding as of January 26, 2007, had its shares credited on February 1, 2007.

b. Dividends

The Company's shares have an equal participation in the distribution of dividends, interest on own capital and other shareholder benefits. The Bylaws determine the distribution of a minimum mandatory dividend of 25% of the net income for the period, adjusted in accordance with article 202 of Law no. 6,404/76.

24 Stock option plan

In order to encourage the Company's top executives, on June 30, 2006, the controlling shareholder had granted call options for shares of MMX belonging to it, on behalf of all the Company's officers and 18 of the main managers. This granting of options by controlling shareholder represents a mechanism of compensation and retention, for the period of five years, of the Company's officers and executives, without implying any cost or dilution to the minority shareholders of the Company. On behalf of the officers, the controlling shareholder granted options for them to acquire globally over 5.5% of his own shares. The options granted to these Officers can be exercised in 5 years after the initial public offering of the Company. The beneficiaries of the option will be subject to the sale restrictions described in the Final Prospectus of the primary public offering of shares of the Company, filed at CVM on July 21, 2006, which forbids them to sell shares for the public offering 3-year period, except if they obtain express authorization of the Company's controlling shareholder. On June 30, 2006, the controlling shareholder of the Company had granted the 18 main managers of the Company options for them to acquire, globally, shares belonging to him that have a financial value, considering the price per share in the public offering, of R$7,161, and that can be exercised in the proportion of 20% to each one of the 5 first anniversaries of the public offering.

(In thousand of reais, unless stated otherwise)

In addition to this compensation mechanism, the Company, at an Extraordinary General Meeting held on April 28, 2006, approved a call option of shares, issued by the Company. According to the call option program of shares, the Board of Directors may grant call options on behalf of officers, executives and employees of the Company that represent no more than 1% of the shares outstanding. However, at the same General Meeting of Shareholders, it was determined that the Board would not grant any call options in the financial year of 2006, whereas the only call options to be granted were on behalf of some of the sitting members of the Board of Directors and to one advisor of the Board of Directors. The Company granted call options that have a financial value, considering the Price per Share of US$8,000 thousand, which may be exercised in the proportion of 20% at each of the first 5 anniversaries of the Offering, at a strike price equivalent to R$77.15 per share (after the reverse split performed on July 6, 2006 as described in Note 23 a.). In turn, Michael Vitton, a member of the Board of Directors, has, as well as the Company's Officers, a call option of shares belonging to the controlling shareholder, not dilutive to the minority shareholders, equivalent to up to 1% of the shares that it owns, not having any call option or subscription of shares granted by the Company. The option granted to this member of the Board of Directors may be exercised as of the date of conclusion of the Offering. The strike price of the call option of a Board member will be obtained by means of the division between the capital invested by the controlling shareholder in the organization of the Company and its subsidiaries, divided by the number of shares that he or she owns.

25 Commitments

a. *Goods and services hired*

The main commitments with goods and services suppliers over R$500 are the following:

	Consolidated		
		Contract balance	
Object of the Contract	**Signing date**	**6/30/2007**	**3/31/2007**
Drilling services in the States of Amapá, Mato Grosso and Minas Gerais	05/29/2006	17,102	18,029
Services regarding preparation of conceptual project and basic project for Port of Açu construction	09/12/2005	3,747	4,651
Basic engineering, detailed engineering, supply management and implementation management of the Itabirito processing plant in Amapá	04/18/2006	3,693	6,104
Running survey services in the State of Amapá	08/02/2005	864	818
Contracts related to railway concession	09/20/2005	21,002	13,290
Technical advisory services on ore pipeline implementation study and Port of Açu	09/15/2005	29,166	24,164

(In thousand of reais, unless stated otherwise)

	Consolidated		
		Contract balance	
Object of the Contract	Signing date	6/30/2007	3/31/2007
Land and sea geotechnical service in the deployment region of Açú Port	09/15/2006	345	346
Implementation management of Itabirito processing plant in Pedra Branca do Amapari	06/30/2006	17,758	24,802
Technical and commercial consulting for the identification and evaluation of iron ore outcrops	04/10/2006	800	800
Legal and geological consulting and advisory services with DNPM in iron ore mining projects in the State of Minas Gerais	06/02/2006	3,315	3,315
Contracts related to the construction of the Pig Iron Production Plant with two mini blast furnaces, referring to: basic and detailed engineering, civil construction, coordination and management, supply and assembly of equipment and parts	04/12/2005	53,352	93,661
Contracts related to civil construction, architecture, mechanical manufacturing, transportation and assembly of processing plant of Itabirito in Amapá	12/01/2005	182,377	106,278
Services related to the implementation of the Port Terminal of Santana, Amapá: preparation of a basic and executive project, tidal stream measurements	05/01/2006	4,045	1,639
Off-road vehicles for Amapá system	08/31/2006	52,843	63,752
Machinery and equipment for Minas-Rio System	10/12/2006	65,798	90,113
Agreements related to production, storage, shipment and fluvial transportation of iron ore of Mine 63	12/08/2005	579,815	339,305
Agreements related to production, storage, shipment and fluvial transportation of iron from the Beneficiation Plant of Amapá	04/09/2007	644,845	-
Other		14,419	6,436
		1,695,286	797,503

(In thousand of reais, unless stated otherwise)

b. Collateral granted

On June 30, 2007, besides the guarantees related to the loans and financings, as mentioned in Note 18, the Company has temporary blockings on its interest earning bank deposits, in the amount of R$40,743 (R$145,295 on March 31, 2007), as follows:

- Guarantees for loans granted by Banco de Investimentos Credit Suisse (Brasil) S/A, in the amount of R$105,733 on March 31, 2007, that was fully settled on June 29, 2007, with the consequent release of the guarantee; and

- The Company is guarantor of private instrument of fiduciary release of credit rights as guarantee of surety installment agreement in favor of MMX Corumbá in the amount of R$40,743 (R$39,562 on March 31, 2007), for the issuance of a letter of guarantee related to the mining rights to explore the iron ore in the State of Mato Grosso do Sul upon the acquisition of the quotas of the company Mineral Service as mentioned in Note 13.

26 Financial instruments

The estimated realization values of financial assets and liabilities of the Company were determined through information available in the market and appropriate evaluation methodologies. However, considerable judgment was required in the interpretation of the market data to estimate the most adequate realization value. Consequently, the estimates below do not necessarily indicate the values that could be realized in the current exchange market. The use of different market methodologies may have a material effect on the estimated realizable values.

The management of these instruments is done through operating strategies, aimed at liquidity, profitability and security. The control policy consists of permanent follow-up of the rates engaged versus those in force in the market. The Company and its subsidiaries do not invest in derivatives or any other risk assets on a speculative basis.

In compliance with CVM Instruction no. 235/95, the description of the accounting balances and the market values of the financial instruments included in the balance sheet at June 30 and March 31, 2007 are shown below:

a. Cash and cash equivalents

Current accounts held in banks in checking account maintained at banks have their market values identical to the book values.

For interest earning bank deposits, the market value was calculated based on the market quotations of these securities, on June 30 and March 31, 2007.

The investment fund quotas are restated by the value of the quota on June 30 and March 31, 2007.

(In thousand of reais, unless stated otherwise)

b. Related parties

Presented at book value, since there are no similar instruments in the market, and they address operations with subsidiaries and affiliates.

c. Investments (parent company)

The market values for other investments are considered similar to the book values, since they have no market quotation.

d. Loans and financing

The estimated market values of the long-term loans and financings, obtained through the present value at the interest rates available on June 30 and March 31, 2007, are close to the book value.

e. Investment acquisition obligations

The estimated market values for the long-term investment acquisition obligations, obtained by the present value of the interest rates available on June 30 and March 31, 2007, the market value of which differs from the book value, are represented as follows:

	6/30/2007		3/31/2007	
Short and long-term investment acquisition obligation	**Book value**	**Market value**	**Book value**	**Market value**
MMX Minas-Rio (as per Note 21 a)	30,005	21,871	29,904	21,440
MMX Minas-Rio (as per Note 21b)	20,225	20,136	21,529	20,906
MMX Serro (as per Note 21c)	29,005	25,253	31,950	29,942

f. Derivatives

The Company has a policy of eliminating market risks and avoids assuming positions exposed to market value fluctuations, operating only with instruments which permit controlling these risks. Derivative contracts are currency forward transactions and are all registered at the Clearinghouse for the Custody and Financial Settlement of Securities ("CETIP"). The Company does not expect to have significant losses from these operations, besides those already disclosed in the quarterly information.

Limitations

The market values were estimated at the balance sheet date, based on "relevant market information". Changes in the assumptions may significantly affect the estimates presented.

(In thousand of reais, unless stated otherwise)

Exchange rate risk

The results of the Company and its subsidiaries are susceptible to significant variations, due to the effects of the volatility of the foreign exchange rate on its operations.

As a strategy to prevent and reduce the effects of the fluctuation of the exchange rate, management has adopted the policy of maintaining derivatives with maintenance of tied assets also susceptible to exchange variation.

The Company is exposed to market risks derived from its operations. Such risks involve mainly exchange rate risk.

For the period ended on June 30 and March 31, 2007, the Company did not renew its swap position for loans and financings, given management's expectations of drop or maintenance in the foreign exchange rate. Net exposure at book value is presented as follows:

	Consolidated	
	6/30/2007	**3/31/2007**
A. Financing/loans and obligations related to U.S. dollar investment acquisitions	338,046	300,912
B. Swap operations	-	-
C. Deficit registered (A-B)	338,046	300,912

The Company's revenues, in their largest portion, will be generated in U.S. dollars and most of its capital investment needs (CAPEX) are in reais. As a strategy to prevent and reduce the effects of the exchange rate fluctuation, management has adopted the policy of keeping derivatives, currency forward operations, all registered at CETIP, with the maintenance of related assets also susceptible to exchange variation.

In the settlement of currency forward operations on the first semester of 2007, the Company earned financial net income of R$132,066 (R$44,105 on the first quarter of 2007), recorded in deferred charges by its subsidiaries in the pre-operating phase.

Unrealized net negative results in these non deliverable forward operations are recorded as loss and taken to deferred charges by its subsidiaries in the pre-operating phase in the sum of R$5,149.

At the end of the quarter for the opened operations, the unrealized positive result totaled R$137,076.

(In thousand of reais, unless stated otherwise)

The Company keeps positions outstanding, falling due in the second half of 2007 and has been realizing gains especially due from the Brazilian real appreciation. It is important to point out that this result is subject to exchange rate fluctuations while we keep the operation outstanding. In case of currency depreciation, the Company may record negative results in these operations.

Interest earning bank deposits risks

Interest earning bank deposits held are basically represented by amounts invested, in exclusive funds managed by financial institutions and backed on federal government securities and private securities (CDB) of prime financial institutions, as well as private securities (Bank Credit Notes - CCB and Debentures) issued by companies and financial institutions, all having average profitability equivalent to DI Cetip (Interbank Deposit Certificate - CDI), and are subject to the credit risk of the respective corporate and financial institutions issuers of such securities.

Interest rate risk

The results of the Company and its subsidiaries are susceptible to significant variations arising from financing and loan operations contracted at floating interest rates.

The Company and its subsidiaries use derivative financial instruments to protect or reduce volatility the financial costs of the financing operations and investments. The purpose of derivative financial instrument operations, such as swaps and forward exchange contracts, such as hedge, is to reduce the risks in operations, financings and investments.

27 Insurance coverage

The Company adopts the policy of contracting insurance coverage for assets subject to risks for amounts that the management considers to be sufficient to cover eventual claims, considering the nature of its activity. The risk assumptions, given their nature, are out of the scope of the special review of quarterly information and, therefore, were not audited by our independent auditors. The policies in force and the premiums were dully paid. We considered that our insurance coverage is consistent with the other companies similar to our size, operating in the sector.

The insurance coverage comprised:

	Consolidated	
	6/30/2007	**3/31/2007**
Operational risks:		
Material damages	573,000	236,810
Civil liability	150,424	134,400
Management civil liability	55,000	55,000
Personal accidents **(a)**	2,592	2,592

(In thousand of reais, unless stated otherwise)

(a) On June 30 and March 31, 2007, such coverage included R$2,160 for accidental deaths or disability and R$432 for medical and hospital costs.

Moreover, on June 30 and March 31, 2007, the Company and subsidiaries had automobile insurance with coverage of up to 110% of the FIPE table related to hull value and R$1,100 for civil liability.

28 Subsequent events

a. AVG Acquisition Agreement

The Company entered into an agreement with the shareholders of AVG Mineração S.A. ("AVG") for the acquisition of all the shares of the Company. AVG has (i) a mine in operation in the area known as Serra Azul, in Minas Gerais, and other mining rights and leasing activities in the same area (jointly referred to as "Minas Serra Azul"); (ii) railway transport and port service agreements; and (iii) supply agreements in progress relating to the sale of iron ore.

The conclusion of the purchase of AVG by MMX should occur in 60 days, depending on the finalization of a due diligence by MMX, of the agreement relating to documents of the transaction and the conclusion of stages preceding the closing of the acquisition. In concluding the transaction, MMX will pay the sum of US$224,000 thousand in 5 installments over a period of 4 years, for all the shares of AVG. After AVG has obtained the environmental licensing of an additional mining right to which it has a purchase option, MMX will make a contingent payment of up to US$50,000 thousand to the shareholders of AVG. AVG also holds other mining rights of iron ore still unexplored in the State of Minas Gerais.

According to the contract of sale of shares made by and between MMX, Centennial Asset Mining Fund LCC and Anglo American on May 14, 2007, MMX will offer its subsidiary MMX Minas-Rio, the option to execute the purchase of AVG, at cost, on its behalf.

b. MMX Minas-Rio - Acquisition of 49% of the controlling interest by Anglo-American

On July 13, 2007, by means of an auction held on the floor of BOVESPA, Centennial Assets Mining Fund, LLC sold 100% of the shares of Centennial Minas Rio at the amount of R$1,317,337 (equivalent on the date to US$704,082 thousand), which were acquired in full by Anglo American Participações em Minério de Ferro Ltda. ("Anglo American"), wholly-owned subsidiary of Anglo Amerian plc.

(In thousand of reais, unless stated otherwise)

On July 18, 2007, Anglo American subscribed to new shares issued by MMX Minas-Rio and LLX Minas Rio, against the performance of a capital increase in the overall amount of R$1,629,701 (equivalent on the date to US$874,350 thousand), causing Anglo American to increase its interest in the capital of MMX Minas-Rio and of LLX Minas-Rio ("Minas-Rio Companies") to 49%. Also on the settlement date, MMX and its subsidiaries MMX Minas-Rio and LLX Minas-Rio executed shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies. Upon the closing of the operation, the parties also executed other supplementary agreements, which will include a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby the latter will provide administrative, general and special services.

Also in the context of the operation, MMX, its subsidiary LLX Logística S.A. and Anglo American agreed to restructure the corporate reorganization of the Minas-Rio Companies. Hereafter MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

c. ***Financial advisory services proposal with Banco BNP***

On July 16, 2007, MMX and Banco BNP decided in mutual agreement to suspend the financial advisory services proposal for financing of the debt restructuring of MMX Corumbá (mine 63) and financing of the Pig Iron Project of MMX Metálicos Corumbá for the period of 5 months.

d. ***Share split***

According to information passed on by the Brazilian Securities and Exchange Commission - CVM ("CVM") to the Company, the share split of the Company, to be resolved at the Extraordinary General Meeting convened for July 23, 2007, will be in the proportion of 2 new common shares to replace each existing share issued by MMX.

If the proposal is approved, the shareholders of the Company will be entitled to receive the split shares, with a basis on the capital statement of July 30, 2007, with the shares to be traded ex-split as of July 31, 2007.

* * *

(In thousand of reais, unless stated otherwise)

* * *

Members of the Board of Directors

Eike Fuhrken Batista - Chairman

Eliezer Batista da Silva - Honorary Chairman
Gilberto Sayao - Board member
Hans Mende - Board member
José Luiz Alqueres - Board member
Michael Vitton - Board member
Peter Nathanial - Board member
Rafael de Almeida Magalhães - Board member
Samir Zraick - Board member

Members of the Executive Board

Eike Fuhrken Batista - CEO
Luis Rodolfo Landim Machado - General and Investor Relations Officer

Officers:
Adriano José Negreiros Vaz Netto
Dalton Nosé
Joaquim Martino Ferreira
Paulo Carvalho de Gouvêa
Ricardo Antunes Carneiro Neto
Nelson Guitti

Antonio Jorge Gonçalves Caldas
Controllership Management
Accountant CRC-RJ-61504/O

05.01 - COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

MMX, through its subsidiaries, invests in integrated mining, mining processing, production and logistics operations for iron ore and intermediate products for the steel industry, with the goal of establishing a leadership position in Brazil and abroad.

In the second quarter of 2007, MMX continued implementing its projects as planned. Its subsidiaries operations are described in the Consolidated Report.

Parent Company's financial statements

The highlights for the first semester (1S07) and second quarter (2Q07) of 2007 were:

- Net income of R$8.1 million in 1S07 and R$4.3 million in 2Q07;
- Net financial revenue of R$57.9 million in 1S07, and R$28.9 million in 2Q07;
- General and administrative expenses of R$20.3 million in 1S07, and R$11.3 million in 2Q07; and
- Net equity of R$1,056 million on June 30, 2007.

MMX in the Novo Mercado

MMX joined the Bovespa's Novo Mercado on July 24, 2006 when trading began on its new common shares under the ticker MMXM3. The Company was included in the Special Corporate Governance Stock Index (IGC). The quotation of the shares is unitary and shares are traded in lots of one hundred shares.

By listing its shares in the Novo Mercado segment, MMX undertakes to act within the best Corporate Governance practices, including:

- The Board of Directors is comprised of 9 members, 6 of them are independent members;
- The Board of Directors created the Audit Committee, comprised of 3 members, all of them are independent in relation to the controlling shareholder and other members of its management;
- The adopted contracting policy complies with the principles that preserve the auditor's independence, in accordance with internationally accepted criteria, which are: the auditor must not audit his/her own work neither exercise managements functions for his/her client or promote his/her interests since the principles that preserves the auditor independency. MMX submits the fees and types of services to be provided by its independent auditors to the approval of the Company's Board of Directors; and

05.01 - COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

- The capital stock is exclusively comprised of common shares, ensuring minority shareholders, pursuant to the Company's Bylaws, equal treatment to that given to the controlling shareholder, in the event of sale of control (100% tag along).

On January 25, 2007, MMX began a share split program pursuant to the IPO Prospectus by issuing one new share for each existing share. The program establishes the stock split of the Company, to be resolved at an extraordinary general meeting convened for July 23, 2007, in the proportion of 2 new common shares to replace every existing share issued by MMX. The Company may, however, propose another share split against the start-up of new projects of MMX. It may be proposed prior to January 23, 2008, the date originally provided in the prospectus of initial public offering of shares of the Company.

The capital stock was thereafter represented by 7,608,000 shares and the free float reached 32.56% (*) of the total. International investors account for 90% (*) of the free float and 29% (*) of the Company's total capital.

MMX's share price reached R$1,029.00 (*) on June 30, 2007, an appreciation of 123% (*) in the first semester of 2007 and 29% (*) in 2Q07. The Company's market value stood at R$7.8 billion.

A total 1,543 thousand shares (*) were traded in 2,827 transactions (*) in the first six months of 2007. The securities of MMX were present on all the floors of 2Q07 (97% in 1Q07), with a daily average of 30 transactions, 67% higher than that observed in 1Q07, showing the increase in liquidity of the Company's shares.

Global Depositary Receipt Program - GDR

On February 5, 2007, MMX began the Global Depositary Receipt Program - Level 1, approved by the Brazilian Securities and Exchange Commission (CVM), with Banco Itaú as the custodian and Bank of New York as depository institution. The Company also commissioned CIBC Mellon Trust Company to act as a co-transfer agent of receipts before the Toronto Stock Exchange ("TSX"). After the share split approved in January, each common share is equivalent to 20 GDRs.

GDRs of MMX start trading at TSX

The Level 1 GDRs started to be traded at TSX on June 27, 2007, under the **XMM** code, having been approved by the Executive Committee of the Stock Exchange of Toronto, Canada, on May 30, 2007. This initiative of MMX, first Brazilian company listed on TSX, aims to prepare the ground for the expansion of the Company's share basis, by attracting specialized investors familiar with the global mining market.

(*) Information not reviewed by the independent auditors.

05.01 - COMMENTS ON THE PARENT COMPANY PERFORMANCE IN THE QUARTER

(In thousand of reais, unless stated otherwise)

Anglo American and MMX sign a contract for acquisition of 49% of MMX Minas-Rio

On May 14, 2007, a wholly-owned subsidiary of Anglo American, Centennial Asset Minas-Rio and MMX entered into a final agreement for sale of shares.

Under the terms of the final agreements and after the fulfillment of the contractual conditions, Anglo American will acquire 49% of the capital stock of the companies from MMX Minas-Rio Integrated System (MMX Minas-Rio and LLX Minas-Rio) for an economic value corresponding to the sum of US$1.15 billion, which will involve the acquisition of 100% of the shares issued by Centennial Minas-Rio.

The Minas-Rio System is currently under development. The current work is concentrated on the obtainment of the licenses necessary for the start of construction of the first phase, which will have an annual production capacity of 26.5 million (*) tons ("Phase I"). The operations of Phase I are expected to start in the fourth quarter of 2009. It is estimated that Phase I will demand an approximate total investment of US$2.35 billion (*), to be financed by means of own capital and credit lines with financial institutions.

MMX Minas-Rio is planning an expansion by means of the duplication of the capacity of the Minas-Rio System ("Phase II"), whereas it is certain that this last phase is subject to certain conditions, including the confirmation of the existence of sufficient iron ore reserves and the obtainment of the respective environmental licenses.

Against the confirmation of Phase II, Anglo American will also make an additional payment to Centennial Asset and another transfer of capital in the companies from the MMX Minas-Rio Integrated System, which will result in additional economic value equivalent to US$600 million (*). On the occasion of this possible payment, Anglo American will increase its interest in the Minas-Rio System to 50%. If this happens, the total economic value of the Minas-Rio System immediately prior to the effectuation of the capital increases described here, will attain the sum of US$3.5 billion (*).

On July 16, 2007, we communicated the conclusion of the operation in which Anglo American now holds 49% of the Minas-Rio System.

(*) Information not reviewed by the independent auditors.

(In thousand of reais, unless stated otherwise)

Upon liquidation of the auction at an exchange, Anglo American will subscribe to new shares issued by the companies from the MMX Minas-Rio System, through the performance of a capital increase in the overall amount of US$874,350 thousand, causing the interest of Anglo American to increase to 49%. On the liquidation date, MMX and its subsidiaries will enter into shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies. Upon the closing of the operation, the parties will also execute other supplementary agreements, which will include a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby it will provide administrative, general and special services.

It was also agreed that MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

In addition the parties agreed that LLX Açu, a subsidiary of LLX Logística, will have access to Port of Açu and its infrastructure to construct and operate logistic and cargo activities for third parties, against the payment of a rate by ship/per ton to LLX Minas Rio. LLX Açu will be entitled to expand and to carry out port operations at Port of Açu, whereas the transportation of iron ore will have shipment priority.

The Chief Executive Officer and Chairman of the Board of Directors of MMX, Eike F. Batista, remarked that "the closing of the operation with Anglo American marks the beginning of a highly promising relationship. We hope and intend to promote the growth of the MMX Minas-Rio Integrated System up to its full capacity, leveraging the geographical and geological aptitudes of the System. MMX and Anglo American, together, will form the ideal platform for growth of mining activities in the region. The sealing of this deal will also clear the path to growth of the independent business unit of LLX".

Subsequent event

Stock split

According to information passed on by the Brazilian Securities and Exchange Commission ("CVM") to the Company, the share split of the Company, to be resolved at the extraordinary general meeting convened for July 23, 2007, will be in the proportion of 2 new common shares to replace each existing share issued by MMX.

If the proposal is approved, the shareholders of the Company will be entitled to receive the split shares with a basis on the capital statement of July 30, 2007, with the shares to be traded ex-split as of July 31, 2007.

(*) Information not reviewed by the independent auditors.

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
1	TOTAL ASSETS	2,011,232	1,791,529
1.01	CURRENT ASSETS	976,074	988,955
1.01.01	CASH AND CASH EQUIVALENTS	747,802	728,110
1.01.01.01	CASH AND BANKS	31,094	40,148
1.01.01.02	INTEREST EARNING BANK DEPOSITS	716,708	687,962
1.01.02	CREDITS	105,887	209,657
1.01.02.01	ACCOUNTS RECEIVABLE	6,854	13,872
1.01.02.02	SUNDRY RECEIVABLES	99,033	195,785
1.01.02.02.01	SUNDRY ADVANCES	25,513	14,576
1.01.02.02.02	RECOVERABLE TAXES	20,251	26,685
1.01.02.02.03	CONTRACTUAL RETENTIONS	40,743	145,295
1.01.02.02.04	PREPAID EXPENSES	6,380	3,204
1.01.02.02.05	RESTRICTED DEPOSIT	6,146	6,025
1.01.02.02.06	OTHER ACCOUNTS RECEIVABLE	0	0
1.01.03	INVENTORIES	121,869	49,684
1.01.04	OTHER	516	1,504
1.02	NONCURRENT ASSETS	1,035,158	802,574
1.02.01	LONG TERM ASSETS	55,134	255
1.02.01.01	SUNDRY RECEIVABLES	23,795	0
1.02.01.01	RECOVERABLE TAXES	23,795	0
1.02.01.02	RECEIVABLES FROM RELATED PARTIES	0	0
1.02.01.02.01	FROM ASSOCIATED COMPANIES	0	0
1.02.01.02.02	FROM SUBSIDIARIES	0	0
1.02.01.02.03	FROM OTHER RELATED PARTIES	0	0
1.02.01.03	OTHER	31,339	255
1.02.01.03.01	PREPAID EXPENSES	55	55
1.02.01.03.02	JUDICIAL DEPOSITS	465	200
1.02.01.03.02	ADVANCES TO SUPPLIERS	30,819	0
1.02.02	PERMANENT ASSETS	980,024	802,319
1.02.02.01	INVESTMENTS	2,176	2,176
1.02.02.01.01	ASSOCIATED COMPANIES	0	0
1.02.02.01.02	ASSOCIATED COMPANIES - GOODWILL	0	0
1.02.02.01.03	SUBSIDIARIES	0	0
1.02.02.01.04	SUBSIDIARIES - GOODWILL	0	0
1.02.02.01.05	OTHER	0	0
1.02.02.01.06	ADVANCES FOR INVESTMENT ACQUISITION	2,176	2,176
1.02.02.01.07	MINING RIGHTS	0	0
1.02.02.02	PROPERTY, PLANT AND EQUIPMENT	561,514	346,386
1.02.02.02.01	PROPERTIES	73,610	61,353
1.02.02.02.02	MACHINERY AND EQUIPMENT	43,090	34,075
1.02.02.02.03	IT EQUIPMENT	3,517	2,645

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY'S NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

06.01 - BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
1.02.02.02.04	SOFTWARE	1,605	1,293
1.02.02.02.05	FURNITURE AND FIXTURES	3,006	2,523
1.02.02.02.06	VEHICLES	3,488	2,253
1.02.02.02.07	AIRCRAFT	10,930	11,234
1.02.02.02.08	RAILWAY EQUIPMENT	10,802	7,494
1.02.02.02.09	CONSTRUCTION IN PROGRESS	318,539	170,181
1.02.02.02.10	FOREST	6,213	6,213
1.02.02.02.11	ADVANCES TO PROPERTY, PLANT AND EQUIPMENT FORMATION	83,157	37,379
1.02.02.02.12	BUILDINGS AND IMPROVEMENTS	3,557	9,743
1.02.02.03	INTANGIBLE	185,350	298,145
1.02.02.03.01	GOODWILL ON THE ACQUISITION OF SUBSIDIARIES	9,780	124,580
1.02.02.03.02	MINING RIGHTS AND CONCESSION	164,543	162,538
1.02.02.03.03	COSTS FOR DEMOBILIZATION ASSETS	11,027	11,027
1.02.02.04	DEFERRED CHARGES	230,984	155,612
1.02.02.04.01	PRE-OPERATING EXPENSES	301,515	233,486
1.02.02.04.02	PRE-OPERATING FINANCIAL INCOME	(195,111)	(77,874)
1.02.02.04.03	GOODWILL IN THE TAKEOVER OF SUBSIDIARY	124,580	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S.A.**	**02.762.115/0001-49**

06.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2	TOTAL LIABILITIES	2,011,232	1,791,529
2.01	CURRENT LIABILITIES	736,586	558,921
2.01.01	LOANS AND FINANCINGS	547,085	405,790
2.01.01.01	LOANS AND FINANCINGS	428,815	237,867
2.01.01.02	ADVANCES TO EXCHANGE CONTRACTS	118,270	167,923
2.01.02	DEBENTURES	0	0
2.01.03	SUPPLIERS	96,793	73,804
2.01.04	TAXES, DUTIES AND CONTRIBUTIONS	27,666	18,702
2.01.05	DIVIDENDS PAYABLE	0	0
2.01.06	PROVISIONS	0	0
2.01.07	RELATED PARTY DEBTS	0	0
2.01.08	OTHER	65,042	60,625
2.01.08.01	INVESTMENT ACQUISITION OBLIGATIONS	44,322	44,590
2.01.08.02	PROPERTY, PLANT AND EQUIPMENT ACQUISITION	10,770	10,770
2.01.08.03	OTHER	9,950	5,265
2.02	NONCURRENT LIABILITIES	167,350	179,839
2.02.01	LONG TERM LIABILITIES	167,350	179,839
2.02.01.01	LOANS AND FINANCINGS	117,384	125,524
2.02.01.02	DEBENTURES	0	0
2.02.01.03	PROVISIONS	0	0
2.02.01.04	RELATED PARTY DEBTS	0	0
2.02.01.05	ADVANCES FOR FUTURE CAPITAL INCREASES	0	0
2.02.01.06	OTHER	49,966	54,315
2.02.01.06.01	INVESTMENT ACQUISITION OBLIGATIONS	36,344	41 .086
2.02.01.06.02	PROVISION FOR CONTINGENCIES	200	200
2.02.01.06.03	ASSET RETIREMENT OBLIGATIONS	13,422	12,989
2.02.01.06.04	PROPERTY, PLANT AND EQUIPMENT ACQUISITION OBLIGATIONS	0	0
2.02.01.06.05	OTHER ACCRUED LIABILITIES	0	40
2.02.02	DEFERRED INCOME	0	0
2.03	MINORITY INTEREST	51,445	1,202
2.04	SHAREHOLDER'S EQUITY	1,055,851	1,051,567
2.04.01	CAPITAL	1,142,515	1,142,515
2.04.02	CAPITAL RESERVES	0	0
2.04.03	REVALUATION RESERVES	0	0
2.04.03.01	COMPANY ASSETS	0	0
2.04.03.02	SUBSIDIARIES/ASSOCIATED COMPANIES	0	0
2.04.04	PROFIT RESERVES	0	0
2.04.04.01	LEGAL	0	0
2.04.04.02	STATUTORY	0	0
2.04.04.03	CONTINGENCIES	0	0
2.04.04.04	REALIZABLE PROFITS RESERVES	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

1 - CODE	2 - ACCOUNT DESCRIPTION	3 - 06/30/2007	4 - 03/31/2007
2.04.04.05	PROFIT RETENTION	0	0
2.04.04.06	SPECIAL RESEVE FOR UNDISTRIBUTED DIVIDENDS	0	0
2.04.04.07	OTHER PROFIT RESERVES	0	0
2.04.05	RETAINED EARNIGS/LOSSES	(86,664)	(90,948)
2.04.06	ADVANCES FOR FUTURE CAPITAL INCREASE	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	25,173	50,551	376	901
3.01.01	RAILWAY OPERATIONS	761	1,630	376	901
3.01.02	MINERAL SALES - DOMESTIC	17	28	0	0
3.01.03	MINERAL SALES - EXPORT	24,395	48,893	0	0
3.02	DEDUCTIONS FROM GROSS REVENUE	(290)	(601)	12	(96)
3.02.01	TAXES FROM RAILWAY OPERATIONS	(200)	(428)	0	0
3.02.02	TAXES FROM MINERAL SALES - EXPORT	(90)	(173)	0	0
3.03	NET REVENUE FROM SALES AND/OR SERVICES	24,883	49,950	388	805
3.04	COST OF GOODS AND/OR SERVICES SOLD	(11,222)	(38,486)	(853)	(1,795)
3.05	GROSS PROFIT	13,661	11,464	(465)	(990)
3.06	OPERATING EXPENSES/INCOME	(9,997)	(4,974)	(3,384)	(4,194)
3.06.01	SELLING EXPENSES	(32,118)	(35,666)	0	0
3.06.02	GENERAL AND ADMINISTRATIVE	(16,191)	(29,590)	(3,256)	(4,242)
3.06.03	FINANCIAL	32,588	57,459	(128)	48
3.06.03.01	FINANCIAL INCOME	39,771	74,171	5	235
3.06.03.01.01	FINANCIAL INCOME	31,594	61,000	5	235
3.06.03.01.02	EXCHANGE VARIATION	8,177	13,171	0	0
3.06.03.02	FINANCIAL EXPENSES	(7,183)	(1 6,712)	(133)	(187)
3.06.04	OTHER OPERATING INCOME	5,724	2,823	0	0
3.06.05	OTHER OPERATING EXPENSES	0	0	0	0
3.06.06	EQUITY GAIN (LOSS)	0	0	0	0
3.07	OPERATING INCOME	3,664	6,490	(3,849)	(5,184)
3.08	NON-OPERATING INCOME (EXPENSES)	0	0	6	6
3.08.01	INCOME	0	0	6	6
3.08.02	EXPENSES	0	0	0	0

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer's ID)
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

07.01 - STATEMENT OF OPERATIONS (IN THOUSANDS OF REAIS) - CONSOLIDATED

1 - CODE	2 - DESCRIPTION	3 - 04/01/2007 to 06/30/2007	4 - 01/01/2007 to 06/30/2007	5 - 04/01/2006 to 06/30/2006	6 - 01/01/2006 to 06/30/2006
3.09	INCOME (LOSS) BEFORE TAXES AND INTERESTS	3,664	6,490	(3,843)	(5,178)
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(3,542)	(7,732)	0	0
3.10.01	PROVISION FOR INCOME TAX	(2,603)	(5,436)	0	0
3.10.02	SOCIAL CONTRIBUTION	(939)	(2,296)	0	0
3.11	DEFERRED INCOME TAX	0	0	0	0
3.12	STATUTORY INTEREST/ CONTRIBUTIONS	0	0	0	0
3.12.01	INTERESTS	0	0	0	0
3.12.02	CONTRIBUTIONS	0	0	0	0
3.13	REVERSAL OF INTEREST ON SHAREHOLDERS' EQUITY	0	0	0	0
3.14	MINORITY INTEREST	4,163	9,313	138	138
3.15	NET INCOME (LOSS) FOR THE PERIOD	4,285	8,071	(3,705)	(5,040)
	NUMBER OF SHARES, OUTSTANDING, EXCLUDING TREASURY STOCK (THOUSAND)	7,608	7,608	187,553	187,553
	EARNINGS PER SHARE (REAIS)	0.56322	1.06086		
	LOSS PER SHARE (REAIS)			(0.01975)	(0.02687)

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

MMX, a Brazilian-based company whose operations comprise integrated mining, mineral processing, production and logistics for iron ore and intermediate products for the steel industry, presents its comments on the performance and progress of the implementation of its subsidiaries' operations in the first semester (1S07) and second quarter of 2007 (2Q07).

The operations were planned and organized into integrated, independent systems named MMX Corumbá System, MMX Amapá System and MMX Minas-Rio System. The LLX Logística, constituted in the corporate reorganization approved by the Board of Directors of the Company in this first semester, becomes the holding company of the logistics activities of MMX.

The constituition of LLX Logística represents a unique opportunity to extract maximum value from its logistics assets, with high potential to develop the national logistics and infrastructure industry, which currently represents one of the main key success indicators for the growth of the country's economy.

Further information on MMX Systems, investments in project development and feasibility studies is available on our website www.mmx.com.br/ri.

Development and deployment of the projects in MMX Integrated Systems

On June 1, 2007, we divulged a Public Announcement informing the result of studies developed by Company management covering the development and deployment of the various projects in the three Integrated Systems.

The studies were developed by the team of professionals from MMX, backed by projects drawn up by specialized engineering companies. We inform the various aspects addressed in the release in the chapters dedicated to each System.

Over the last eleven months, since the closing of the Public Offering, several important events have marked the progress of MMX, such as the concession of environmental licenses, the definition of relevant strategic partnerships, the sealing of long-term contracts of sale, the opportunity for expansion in the logistics segment and the potential growth in mineral resources.

MMX Corumbá System

The Company is negotiating with various potential clients and will soon have concluded long-term agreements. Considering the result of these negotiations, the future schedule of iron ore production of the System was adjusted with the postponement to 2009 of the go-live of the second ore beneficiation plant. Difficulties in the commissioning of additional barges to transport the production contributed to the decision.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

- The iron ore production of Mine 63 in 1S07 was 711 thousand tons, with 368 thousand tons (*) in 2Q07. The operation was started in December 2005 and attained production of 751 thousand tons in 2007 (*);

- The volume sold in the quarter was 155 thousand tons, accumulating 311 thousand tons (*) in the semester, essentially of lump products, with 98% for export; and

- At the Cast Iron Plant, the 1st blast furnace should start operating in July 2007 and the 2nd in September 2007, after the Operating License has been received. The reviewed total investment for the project will attain US$86.1 million (*), 19% higher than the figure divulged during the Initial Public Offering of Shares of the Company. The deployment license was obtained on August 16, 2006 and plant construction started in September with two blast furnaces. The plant should attain full production capacity of 400 thousand tons (*) per annum in 2008.

The start of construction of the Plant of semi-finished products (slugs) is scheduled for the third quarter of this year, with start of production scheduled for the 3rd quarter of 2009.

Forestry Program

On February 15, 2007, the Company announced it has begun a eucalyptus plantation project as part of the MMX Corumbá System reforestation program. By the end of the semester the program attained 480 thousand trees planted in 2007 (*), occupying 432 hectares (*).

This program aims at developing the Company's own forest base, which will supply the coal needed to maintain the pig iron operation in a sustainable and environmentally correct way.

All the project parameters are in accordance with the Company's Environmental Policy of MMX, which prioritizes the sustainability of its undertakings, reconciling economic development and conservation of nature.

Cast Iron Sale Agreement

On January 5, 2007, was signed with Cargill Incorporated, a long-term agreement for the supply of pig iron from the MMX Corumbá System, with firm take or pay obligation.

Committed to buy the agreed volume as from August 2007, Cargill will be the only company, excluding to South America, to trade the pig iron production acquired from MMX Metálicos Corumbá originating from MMX Corumbá System.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Logistics

Production from the MMX Corumbá Integrated System is transported by barges, through the Paraguay River, to the ports of Rosário and San Nicolas in Argentina. MMX is studying other alternatives and has signed an option for the purchase of a property in São Paulo's seaside.

MMX Amapá System

On March 2, 2007, the purchase of Centennial Amapá's shares by Cleveland-Cliffs, Inc., America's largest producer of iron ore and pellets, was concluded. MMX and its current partner, which now owns 30% of MMX Amapá, approved the new budget for the MMX Amapá Integrated System.

The total estimated amount is US$347 million (*), mainly to improve the System's beneficiation plant. From this total, US$250 million have already been contracted under a project financing credit facility with Banco Itaú BBA S.A. and Banco ABC Brasil S.A. on February 22, 2007.

The construction of the beneficiation plant evolves as planned, with go-live planned for the fourth quarter of 2007. The reviewed production schedule plans to attain 4.8 million tons of iron ore (*) already in 2008.

At MMX Metálicos Amapá, the Company is analyzing proposals for the admission of a potential strategic partner. Negotiations for this alteration in the corporate structure led to a reevaluation of the initial project planned for the System as well, aiming at optimization and future economy of scale.

The first point defined is the construction of a single coke furnace for the cast iron plant, with a capacity of 2 million tons (*) maintained, replacing the ten mini furnaces of the initial project. The start up of operations was postponed until the middle of 2010.

Environmental Licenses

The Amapá mine was granted a Deployment License on August 16, 2006 and work commenced in September 2006. The pace of construction of the beneficiation plant and the dam is according to schedule. All the necessary equipment has been purchased and will be delivered in accordance with the beneficiation plant's start up, scheduled for 4Q07. The plant is expected to reach an annual production capacity of 6.5 million tones (*) of iron ore by mid-2008, 72% of which will be pellet feed.

(*) Information not reviewed by KPMG Auditores Independentes.

The System includes the Amapá Railway ("EFA") to transport its iron ore to the Port of Santana, Amapá State. Along with the 20-year concession agreement, MMX obtained an Operating License for the Amapá Railway in August 2006. The equipment (wagons and locomotives) and the rail line are being repaired.

The Preliminary License for the port terminal was obtained on August 16, 2006. On January 10, 2007, the authorization term issued by the Managing Officer of the National Agency for Waterway Transportation ("ANTAQ") was granted to MMX Amapá, such authorization allows the construction and exploitation, during an indeterminate period of time, of mixed port terminal for private use, located in the port area of the City of Santana, State of Amapá.

Iron ore Supply Agreement with GIIC

In a public announcement on March 27, 2007, we informed that ("GIIC") decided to increase the volume contracted to 13 million tons iron ore, by exercising the option to buy an additional 6.5 million tonnes. The ore to be supplied will come from the MMX Amapá and MMX Minas-Rio Integrated Systems. The ore to be supplied will originate from the MMX Amapá and MMX Minas-Rio Integrated Systems.

MMX Minas-Rio System

On May 14, 2007, a wholly-owned subsidiary of Anglo American, Centennial Asset Minas-Rio and MMX entered into a final agreement for sale of shares. On July 16, 2007, we communicated the conclusion of the operation in which Anglo American now holds 49% of the Minas-Rio System.

The Minas-Rio System will comprehend the production of iron ore, which should attain full capacity in 2011 with 26.5 million tons (*) per year of pellet feed. The ore will be transported through a mining pipeline covering approximately 525 km, which will connect the beneficiation plant, to be built in the Municipality of Alvorada de Minas (MG), to Port of Açu (RJ).

MMX works for the development of the three projects that comprise the Minas-Rio System, aiming at the fulfillment of the established schedule.

The Port of Açu, located in the Municipality of São João da Barra in the State of Rio de Janeiro will be the transportation center for the iron ore from the MMX Minas-Rio Integrated System, and has the potential to become the new logistics infra-structure hub for the Southeast region of Brazil.

LLX Logística, through its subsidiary LLX Minas-Rio, will be responsible for constructing and operating Port of Açu, exclusively for the handling of iron ore products, from the agreements signed with Anglo American.

(*) Information not reviewed by KPMG Auditores Independentes.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

On June 20, 2007, ANTAQ granted authorization for the construction and exploitation, for an indeterminate period of time, of the private port complex of mixed use from Port of Açu. The license authorizes both the own cargo operation of the Company, and third party cargo, in conformity with the initial business plan of its subsidiary LLX Logística.

The Environmental Deployment License to start the construction work of the venture was granted by Fundação Estadual de Engenharia do Meio Ambiente ("FEEMA", State Foundation of Environmental Engineering) on May 14 of this year, while the Prior License was granted on December 28, 2006.

The 3 formal hearings required were held in April within the schedule established for the performance of public hearings and inspections of areas related to the mining pipeline. Negotiations aimed at guaranteeing the right-of-way, with 60% of the 1,017 surface pipes over a length of 525 km were concluded by the end of June 2007.

The proactive and transparent attitude of the Company, taking its project to the Communities in advance, lead MMX to reaffirm its belief in the obtainment of the licenses required by law in time to fulfill the start of production schedule of the MMX Minas-Rio Integrated System.

As announced already, the decision of the Governments of the States of Minas Gerais and Rio de Janeiro to collaborate with the deployment of a logistic corridor between the two states was formalized in June 2006.

The reviewed investment estimated for the mining (includes mining rights acquired), mining pipeline and port facilities should amount to US$2,354 million (*), as divulged in a public announcement of April 23, 2007. This sum reflects the restatement and quotation of prices of the various items necessary for construction, after the finalization of the basic projects of the System. Part of this difference concerns the filtering unit, in the amount of US$70 million (*), which added to the additional US$250 million (*), represent an increase of 10% in relation to the conceptual project previously informed.

Negotiations for the supply of products with the current and potential clients have revealed a strong demand for pellet feed of iron ore of the System, and led Company management to postpone the production of the pelleting machine for one year, until 2011.

On June 12, 2007, we informed the market that the Company received formal communication, on June 11, from the Committee of Qualification and Credit of the Banco Nacional de Desenvolvimento Econômico e Social ("BNDES") recognizing the qualification of the MMX Minas-Rio System for purposes of financing by the institution.

(*) Information not reviewed by KPMG Auditores Independentes.

The recognition that the System contains the necessary basic characteristics required by BNDES means an important step in the process for financing approval purposes. However, the definitive release of resources is subject to the approval of their conditions by the Senior Management of the institution.

LLX Logística S.A.

A LLX Logística, set up in the corporate reorganization approved by the Board of Directors of the Company in this first semester, becomes the holding company of the logistics activities of MMX. The company will have independent management, with a focus on the quest for new opportunities.

We present below a list of the main factors considered for the constituition of LLX:

- The solidity of the economic bases will provide the necessary support to the next cycle of growth in Brazil;
- Commerce will play an essential role in this process, substantially increasing the demand for logistic systems;
- Brazil has a deficit of investments in infrastructure and offers excellent investment opportunities to companies from this sector; and
- The segregation of logistic assets permits a better perception of their value, thus attracting a more specific group of analysts and new investors.

LLX Logística, wholly-owned subsidiary of MMX, has 70% interest in LLX Açu and 51% interest in LLX Minas-Rio, as of July 16, 2007 which the conclusion of the transaction with Anglo American, which henceforth holds 49% of this subsidiary.

As from the agreement signed with Anglo American, LLX Açu will also have access to Port of Açu and to its infrastructure to construct and operate logistic and cargo activities for third parties, against the payment of a rate by ship/by ton to LLX Minas Rio. LLX Açu will be entitled to expand Port of Açu as agreed from time to time with LLX Minas-Rio and will be entitled to perform port operations at Port of Açu. The transportation of iron ore will have shipment priority.

On June 27, 2007, we reported to the market that MMX received indications of interest by financial investors in acquiring minority interest in LLX Logística. These indications are preliminary are not binding in nature and are subject to due diligence, taxes, legal considerations and others, including the negotiation of transaction documents.

The Company has not yet decided whether it will go through with any transaction with investors with a basis on the indications of interest, and if it did, this transaction would be subject to various conditions. MMX will keep the market and its shareholders informed about any relevant development regarding these indications of interest.

Loans and investments

The sources of resources necessary to finance the investments required for the various projects were structured by MMX with the main Brazilian banks and with BNDES, as shown in the graph below:


CAPEX - Sources
MMX Amapá: US$467 million
MMX Minas-Rio: US$270 million
MMX Corumbá: US$15 million
Debt - to be defined US$ 0.8 B
Equity US$ 0.9 B
Debt - Firm Commitment US$ 2.2 B
TOTAL: US$3.9 billion

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Geological resources

On May 30, 2007, we divulged the conclusion of the Reports of Certification of Resources and Mining Reserves of the Corumbá, Amapá and Minas-Rio Systems.

The auditing of the resources and reserves was carried out according to the standards established by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM Standards") and by the document designated National Instrument 43-101 of the Canadian Securities Administrators (NI 43-101). SRK Consulting, specialized in geology, mining and determination of mineral deposits, was the company responsible for the audit.

The fulfillment of the recommendations and requirements contained in NI 43-101, recognized and accepted worldwide, confers the necessary transparency to the quantity and quality of mineral deposits of MMX. The Company will start to adopt this methodology in future disclosures of mineral deposits and reserves.

The Mining Directorate of MMX prepared a document - Notes to the Reports of Certification of Deposits and Reserves - containing the necessary information about the technical reports made available at the website of MMX.

Consolidated financial statements

The financial statements presented reflect the implementation phase of the Company's subsidiaries, represented by investments, costs and expenses related to projects under development. Listed below are the highlights of the 1st semester of 2007 (1S07):

- Net income: R$8.1 million;
- Net revenue: R$49.9 million;
- Net financial revenue: R$57.5 million;
- General and administrative expenses: R$29.6 million;
- Cash balance: R$747.8 million;
- Gross debt: R$664.5 million; and
- Shareholder's equity: R$1,056 million.

As a strategy to prevent and reduce the effects of exchange rate fluctuation, especially on local currency investments, the management adopts the policy of holding derivatives through non deliverable forward operations, assets in reais and liabilities in Dollars, all registered in CETIP.

From the liquidation of the non deliverable forward operations in the first semester of 2007, the Company obtained net positive result of R$132,066, taken to deferred assets by the subsidiaries in their pre-operational phase.

Unrealized negative results in these non deliverable forward operations totaled R$5,149 at the end of the period. It is worth mentioning that this result is subject to exchange rate fluctuations while the operations are open.

Subsequent events

MMX executes a contract for the acquisition of AVG Mineração S.A.

On July 5, 2007, MMX entered into a contract with the shareholders of AVG Mineração S.A. ("AVG") for acquisition of all the shares of AVG. AVG has: (i) a mine in operation, in the area known as Serra Azul, in the State of Minas Gerais, and other mining rights and leasing activities in the area of Serra Azul (jointly referred to as "Minas Serra Azul"); (ii) railroad transportation and port service agreements; and (iii) supply agreements in progress relating to the sale and export of iron ore. According to the information provided by AVG, Minas Serra Azul produced approximately 1.6 million tons of iron ore in 2006, and approximately 1 million tons of iron ore in the first 5 months of 2007. With a basis on the estimates of the current management of AVG, the annual production of Minas Serra Azul can attain 2.5 million tons of iron ore product this year.

The conclusion of the purchase of AVG by MMX should occur in 60 days, depending on the finalization of a due diligence by MMX, of the agreement relating to documents of the transaction and of the conclusion of stages preceding the closing of the transaction. In concluding the transaction, MMX will pay the sum of US$224,000,000 in 5 installments over a period of 4 years for all the shares of AVG. After AVG has obtained the environmental licensing of an additional mining right to which it has a purchase option, MMX will make a contingent payment of up to US$50,000,000 to the shareholders of AVG. AVG also holds other mining rights of iron ore still unexplored in the State of Minas Gerais.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Subject to the satisfactory conclusion of the due diligence and to a detailed plan of the mine, MMX plans to invest in improvements at Minas Serra Azul, aiming to increase the production of these mines to their maximum capacity possible. Minas Serra Azul produce a mix of lump products, sinter feed and pellet feed, which would be supplementary to and synergic with the products of the MMX Integrated Systems. MMX plans to supply the necessary logistics for the production of Minas Serra Azul through the existing logistics contracts and, potentially, in the future, through Port of Açu. Açu Port belongs to the subsidiary of MMX LLX Minas-Rio, and can connect to the national public railroad network through the construction of a branch line covering a distance of 45km.

According to the Contract of Sale of Shares made by and between MMX, Centennial Asset Mining Fund LLC and Anglo American, MMX will offer its subsidiary MMX Minas-Rio, the option to execute the purchase of AVG, at cost, on its behalf.

MMX and Anglo American finalize a purchase operation of interest in the Minas-Rio Company

On July 16, 2007, we communicated the sale, on July 13, 2007, of 100% of the shares belonging to Centennial Asset and issued by Centennial Minas-Rio, by means of an auction at São Paulo Stock Exchange - BOVESPA, for the price of R$1,317,337 thousand, equivalent on the date to US$704,082 thousand. The shares sold at the auction were acquired in full by Anglo American Participação em Mineração Ltda. ("Anglo American"), a wholly-owned subsidiary of Anglo American plc.

Upon liquidation of the stock exchange auction, which should take place on Wednesday, July 18, 2007, according to the rules of BOVESPA, Anglo American will subscribe to new shares issued by MMX Minas-Rio and LLX Minas-Rio, against the performance of a capital increase in the grand total of US$874,350 thousand, causing Anglo American to increase its interest in the capital stock of MMX Minas-Rio and of LLX Minas-Rio (the "Minas-Rio Companies") to 49%. Also on the liquidation date, MMX and its subsidiaries will enter into shareholders' agreements with Anglo American and Centennial Minas-Rio, already in its capacity of wholly-owned subsidiary of Anglo American plc, relating to the corporate governance of the Minas-Rio Companies. Upon the closing of the operation, the parties will also execute other supplementary agreements, which will include a technical service agreement with an affiliate of Anglo American, whereby the Minas-Rio Companies will have access to the intelligence and to the technical and mining expertise of Anglo American, and a corporate service agreement with MMX, whereby it will provide administrative, general and special services.

08.01 - COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Also in the context of the operation, MMX, its subsidiary LLX Logística and Anglo American agreed to restructure the corporate reorganization of the Minas-Rio Companies. Hereafter MMX Minas-Rio will be responsible for the construction and operation both of the iron ore mines in Minas Gerais and of the mining pipeline of the MMX Minas-Rio Integrated System. LLX Minas-Rio will be responsible for operating Port of Açu, exclusively for the handling of iron ore products.

In addition, according to the documents to be signed upon the liquidation/settlement of the operation, the parties agreed that LLX Açu, a subsidiary of LLX Logística, will have access to Port of Açu and its infrastructure to construct and operate logistic and cargo activities for third parties, against payment of a rate by ship/by ton to LLX Minas Rio. LLX Açu will be entitled to expand and to carry out port operations at Port of Açu, whereas the transportation of iron ore will have shipment priority.

Financial advisory services proposal with Banco BNP

On July 16, 2007, MMX and Banco BNP decided in mutual agreement to suspend the financial advisory services proposal for financing of the debt restructuring of MMX Corumbá (mine 63) and financing of the Cast Iron Project of MMX Metálicos Corumbá for the period of 5 months.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S/A	02.762.115/0001-49

09.01 - INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARIES/ ASSOCIATED COMPANIES	3 - CNPJ - TAXPAYER REGISTER	4 - CLASSIFICATION	5 - OWNERSHIP % IN SUBSIDIARY'S	6 - SHAREHOLDER'S EQUITY % IN PARENT COMPANY
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES IN CURRENT QUARTER (THOUSAND)		9 - NUMBER OF SHARES IN PRIOR QUARTER (THOUSAND)	
01	MMX AMAPÁ MINERAÇÃO LTDA.	06.030.747/0001-79	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	95.19
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		4,640		4,640	
02	MMX MINAS-RIO MINERAÇÃO S.A.	02.359.572/0001-97	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	0.67
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		897		5,935	
03	MMX CORUMBÁ MINERAÇÃO LTDA.	07.557.381/0001-53	SUBSIDIARY NON-PUBLICLY HELD COMPANY	70.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10,640		10,640	
04	MMX METÁLICOS CORUMBÁ LTDA.	06.129.747/0001-20	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.01
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10,001		10,001	
05	MMX PROPERTIES LLC	. . / -	SUBSIDIARY NON-PUBLICLY HELD COMPANY	100.00	0.00
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		10		10	
06	IRX MINERAÇÃO LTDA.	06.863.224/0001-03	SUBSIDIARY NON-PUBLICLY HELD COMPANY	80.00	0.05
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS		8		8	

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	**MMX MINERAÇÃO E METÁLICOS S.A.**	**02.762.115/0001-49**

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

07	MMX METÁLICOSAMAPÁ LTDA.	08.730.172/0001-22	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	0.01
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			10		10

08	LLX LOGÍSTICA S.A.	08.741.499/0001-08	SUBSIDIARY NON-PUBLICLY HELD COMPANY	99.99	3.83
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			5,120		0

09	BAHIA FERRO MINERAÇÃO LTDA.	07.778.967/0001-48	SUBSIDIARY NON-PUBLICLY HELD COMPANY	24.00	0.09
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS			120		0

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

1. SHAREHOLDERS HOLDING MORE THAN 5% OF SHARES OF EACH TYPE AND CLASS (*)

SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL

Company: MMX MINERAÇÃO E METÁLICOS S.A.					Position as of July 9, 2007 (In units)	
Shareholder	**Common shares**		**Preferred shares**		**Total**	
	Number	**%**	**Number**	**%**	**Number**	**%**
Eike Furhken Batista	4,646,078	61.1	-	-	4,646,078	61.1
Gavião M Trading LLC	370,200	4.8			370,200	4.8
Others	2,591,478	34.1	-	-	2,591,478	34.1
Total	**7,607,756**	**100.00**	-	-	**7,607,756**	**100.00**

SHAREHOLDINGS OF MORE THAN 5% OF THE COMPANY'S SHARES OF EACH TYPE AND CLASS, BROKEN DOWN TO THE INDIVIDUAL LEVEL

Company: MMX MINERAÇÃO E METÁLICOS S.A.					Position as of March 31, 2007 (In units)	
Shareholder	**Common shares**		**Preferred shares**		**Total**	
	Number	**%**	**Number**	**%**	**Number**	**%**
Eike Furhken Batista	4,646,078	61.1	-	-	4,646,078	61.1
Gavião M Trading LLC	380,500	5.0			380,500	5.0
Others	2,581,178	33.9	-	-	2,581,178	33.9
Total	**7,607,756**	**100.00**	-	-	**7,607,756**	**100.00**

(*) Information not reviewed by KPMG Auditores Independentes.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

2. SHAREHOLDING OF CONTROLLING PARTIES, MANAGEMENT AND OUTSTANDING SHARES (*)

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES

AND MANAGEMENT AND OUTSTANDING SHARES

Position as of 6/30/2007

Shareholder	Number of common shares (In units)	%	Number of preferred shares (In units)	%	Total number of shares (In units)	%
Controlling Shareholder	4,646,078	61.1	-	-	4,646,078	61.1
Management						
Board of Directors	512	0.007			512	0.007
Officers	48,940	0.6	-		48,940	0.6
Fiscal Council	-		-		-	
Treasury Stock	-		-		-	
Other Shareholders	2,912,226	38.3		-	2,912,226	38.3
Total	**7,607,756**	**100**	-	-	**7,607,756**	**100**
Outstanding Shares	2,912,226		-	-	2,912,226	

N.b.: The Company does not have a constituted Fiscal Council.

(*) Information not reviewed by KPMG Auditores Independentes.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

16.01 – OTHER INFORMATION DEEMED AS RELEVANT BY THE COMPANY

CONSOLIDATED SHAREHOLDING OF CONTROLLING PARTIES

AND MANAGEMENT AND OUTSTANDING SHARES

Position as of 3/31/2007

Shareholder	Number of common shares (In units)	%	Number of preferred shares (In units)	%	Total number of shares (In units)	%
Controlling Shareholder	4,646,078	61.1	-	-	4,646,078	61.1
Management						
Board of Directors	512	0.007			512	0.007
Officers	48,940	0.6	-		48,940	0.6
Fiscal Council	-		-		-	
Treasury Stock	-		-		-	
Other Shareholders	2,912,226	38.3		-	2,912,226	38.3
Total	**7,607,756**	**100**	-	-	**7,607,756**	**100**
Outstanding Shares	2,912,226		-	-	2,912,226	

3. THE COMPANY IS BOUND TO ARBITRATION AT THE MARKET ARBITRATION CHAMBER, IN ACCORDANCE WITH THE ARBITRATION CLAUSE PROVIDED IN ITS BYLAWS.

(*) Information not reviewed by KPMG Auditores Independentes.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

To
The Board of Directors and Shareholders of
MMX Mineração e Metálicos S.A.
Rio de Janeiro - RJ

We have reviewed the quarterly information of MMX Mineração e Metálicos S.A. for the quarter ended June 30, 2007, comprising the balance sheet and the consolidated balance sheet of the Company and its subsidiaries, the related statement of operations and the consolidated statement of operations, the management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil.

Our review was performed in accordance with the review standards established by the IBRACON - Brazilian Institute of Independent Auditors and the Federal Council of Accountancy, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the criteria adopted in the preparation of the quarterly information; and (b) review of post-balance sheet information and events, which have, or may have, a material effect on the financial and operational position of the Company and its subsidiaries.

Based on our special review, we are not aware of any material change which should be made to the quarterly information above for it to be in accordance with accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities Commission (CVM), specifically applicable to the mandatory quarterly information.

Our special review was performed for the purpose of issuing a special review report on the quarterly information referred to above. The statements of cash flows related to the semester ended June 30, 2007 represent supplementary information to those quarterly information, are not required by accounting practices adopted in Brazil, and are being presented to facilitate additional analysis. These supplementary information were submitted to the same review procedures as applied to the quarterly information referred above and, based on our special review, we are not aware of any material change wich should be made for them to be in accordance with the quarterly information referred to in the first paragraph, taken as a whole.

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

As discussed in Note 1, the Company's subsidiaries MMX Amapá Mineração Ltda., MMX Metálicos Corumbá Ltda., MMX Metálicos Amapá Ltda., MMX Minas-Rio Mineração S.A. (formerly MMX Minas-Rio Mineração e Logística Ltda.), LLX Logística S.A., IRX Mineração Ltda., MMX Mineração do Serro Ltda., LLX Açu Operações Portuárias S.A. and LLX Minas-Rio Logística S.A. are in a pre-operating stage. Thus the results of these subsidiaries in a pre-operating stage have been recorded as deferred charges, except for expenditures which are not associated to any future benefits, which have been transferred from deferred charges to the results for the year. The Company also has goodwill balance coming from the acquisition of a subsidiary. The recoverability of the amounts recorded as permanent assets depends on the success of the future operations of the Company and its subsidiaries, as well as the subsidiaries are dependent upon the financial support of shareholders and/or on capital infusions from third-parties up to the moment their operations are profitable. Management's plans in regard operational activities are also described in Note 1.

July 20, 2007

KPMG Auditores Independentes
CRC-SP-14.428/O-6-F-RJ

Manuel Fernandes Rodrigues de Sousa
Accountant CRC-RJ-052.428/O-2

1 - CVM CODE	2 - COMPANY NAME	3 - GENERAL TAXPAYERS' REGISTER
01791-4	MMX MINERAÇÃO E METÁLICOS S.A.	02.762.115/0001-49

17.01 – SPECIAL REVIEW REPORT - UNQUALIFIED

September 13, 2007

From: **MMX Mineração e Metálicos S.A. — Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

File No. 082-35042

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

In connection with the exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") afforded by Rule 12g3-2(b) thereunder, MMX Mineração e Metálicos S.A. (the "**Company**"), a corporation organized under the laws of the Federative Republic of Brazil, hereby submits the following documents:

1. *Public Announcement filed with Brazilian SEC on August 16, 2007 (in Portuguese)*

2. *Public Announcement released on August 16, 2007 (English version)*

3. *Public Announcement filed with Brazilian SEC on August 22, 2007 (in Portuguese)*

4. *Public Announcement Notice released on August 22, 2007 (English version)*

5. *Material Fact Notice filed with Brazilian SEC on August 29, 2007 (in Portuguese)*

6. *Material Fact Notice released on August 29, 2007 (English version)*

7. *Material Fact Notice filed with Brazilian SEC on September 5, 2007 (in Portuguese)*

8. *Material Fact Notice released on September 5, 2007 (English version)*

9. *Consolidated Share Ownership Form filed with Brazilian SEC on August 10, 2007 (in Portuguese)*

10. *Consolidated Share Ownership for the month of July 2007*

11. *Consolidated Share Ownership Form filed with Brazilian SEC on September 10, 2007 (in Portuguese)*

12. *Consolidated Share Ownership for the month of August 2007*

13. *Extraordinary Shareholders' Meeting's Call, released on July 5, 2007 (English version)*

14. *Minutes of the Extraordinary General Meeting held on July 23, 2007 filed with Brazilian SEC on July 23, 2007*

15. *Minutes of the Board of Directors' Meeting held on August 31, 2007 filed with Brazilian SEC on September 3, 2007*

16. *Company's Bylaws – alteration in chapter II, article 5 due to the split of the Company's common shares approved at the Extraordinary Shareholders' Meeting held on July 23, 2007 and the capital stock increase approved at the Board of Directors' Meeting held on August 31, 2007, filed September 6.*

The information contained in this letter is being furnished pursuant to Rule 12g3-2(b), with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the registration or continuing reporting obligations of the Exchange Act.

If you have any questions or comments please contact the undersigned at 011-55-(21) 2555-5558.

Very truly yours,

Gina Pinto

MMX divulga Demonstrações Financeiras do 2T07 em USGAAP

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) informa que disponibilizou no seu website as Demonstrações Financeiras Consolidadas combinadas de 30 de junho de 2007 e 31 de Dezembro de 2006, preparadas de acordo com os princípios de contabilidade geralmente aceitos nos Estados Unidos da América (US GAAP) e contendo, ainda, reconciliação para os princípios de contabilidade geralmente aceitos no Canadá (CND GAAP).

A Equipe de Relações com Investidores da MMX está a sua disposição para esclarecimentos adicionais.

Rio de Janeiro, 16 de agosto de 2007

MMX - Relações com Investidores

Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX releases its Financial Statements for 2Q07 in USGAAP

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) informs that the Combined Consolidated Financial Statements for June 30,2007 and December 31, 2006, in accordance with the generally accepted accounting principles in the United States of America (US GAAP), and including the reconciliation to the Canadian GAAP, is available at its website.

For further information, please contact the MMX Investor Relations team.

Rio de Janeiro, August 16, 2007

MMX – Investor Relations

Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

Sojitz Corporation aumenta volume contratado da MMX

A **MMX Mineração e Metálicos S.A.** (Bovespa: MMXM3; TSX: XMM) ("MMX" ou a "Companhia") informa, em continuidade ao fato relevante de 30 de julho de 2007, que a Sojitz Corporation ("Sojitz"), *trading* japonesa com atuação mundial, celebrou novo contrato de fornecimento de longo prazo com a MMX Minas-Rio Mineração S.A. para adquirir um volume adicional de 1 milhão de toneladas por ano de *pellet feed* (base seca).

Com esse volume adicional, a Sojitz aumentou sua quota de compra de *pellet feed do* Sistema MMX Minas-Rio para 12 milhões de toneladas por ano (base seca), equivalentes a 13,2 milhões de toneladas em base úmida.

Dessa forma, a MMX Minas-Rio Mineração S.A., subsidiaria da Companhia, já conta com um volume contratado total de 21,5 milhões de toneladas de *pellet feed* em base úmida, montante superior ao exigido pelos financiadores do Sistema MMX Minas-Rio.

Rio de Janeiro, 22 de agosto de 2007

MMX - Relações com Investidores

Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

Sojitz Corporation increases contracted volume from MMX

MMX Mineração e Metálicos S.A. (Bovespa: MMXM3; TSX: XMM) ("MMX" or "Company") hereby announces, further to the public announcement made on July 30, 2007, that Sojitz Corporation ("Sojitz"), a Japanese trading company with worldwide presence, has entered into a new long-term supply agreement with MMX Minas-Rio Mineração S.A. for the purchase of an additional volume of 1 million tons of pellet feed per year on a dry basis.

With this additional volume, Sojitz has increased its offtake of pellet feed purchased from the MMX Minas-Rio System to 12 million tons of pellet feed per year, on a dry basis, which is equivalent to 13.2 million tons on a wet basis.

As a result, MMX Minas-Rio Mineração S.A. has built up a total contracted volume of 21.5 million tons of pellet feed (wet basis) per annum, an amount in excess of the MMX Minas-Rio lenders' requirements of long terms contracts.

Rio de Janeiro, August 22, 2007

MMX – Investor Relations

Elizabeth Cruz / Gina Pinto
Tel. 55 21 2555-5634 / 2555-5558
ri@mmx.com.br
www.mmx.com.br/ri

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

FATO RELEVANTE

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") (Bovespa: MMXM3; TSX: XMM) vem, em atendimento ao disposto no artigo 157 da lei 6.404/76 bem como ao que prevê a Instrução CVM 358/02, comunicar ao mercado o que segue:

O Ibama - Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis - concedeu à MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), subsidiária da Companhia, na data de hoje, a Licença Prévia 255/2007 para a construção do mineroduto do Sistema MMX Minas-Rio ("Mineroduto MMX Minas-Rio") que ligará as minas da MMX Minas-Rio, localizadas no estado de Minas Gerais, ao Porto do Açu, terminal portuário que está sendo construído pela LLX Minas-Rio Logística S.A., outra subsidiária da MMX, na costa do estado do Rio de Janeiro. O Mineroduto MMX Minas-Rio terá capacidade para transportar 26,6 milhões de toneladas de *pellet feed* por ano, cobrindo 525km e passando por 32 municípios.

A concessão da Licença Prévia representa a aprovação dos estudos de impacto ambiental do Mineroduto MMX Minas-Rio pelo órgão governamental responsável. O início da construção do mineroduto depende da obtenção da licença ambiental de instalação (LI), cuja outorga está sujeita às condições legais.

A companhia possui 51% do capital social da MMX Minas-Rio e 51% do capital da LLX Minas-Rio, por meio da LLX Logística S.A.

Maiores informações poderão ser obtidas por meio do e-mail ri@mmx.com.br.

Rio de Janeiro, 29 de agosto de 2007

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Publicly-held Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or the "Corporation") (Bovespa: MMXM3; TSX: XMM), pursuant to article 157 of Law 6.404/76 and CVM Instruction 358/02, hereby makes the following public announcement:

The *Ibama - Instituto Brasileiro de Meio Ambiente e dos Recursos Naturais Renováveis* (Federal Institute for the Environment and Renewable Resources or the "Ibama") issued today to MMX Minas-Rio Mineração S.A. ("MMX Minas-Rio"), a subsidiary of the Corporation, the Preliminary Environmental License (*Licença Prévia*) number 255/2007 for the construction of the MMX Minas-Rio System slurry pipeline (the "MMX Minas-Rio Pipeline") that will connect the MMX Minas-Rio mines, located at the State of Minas Gerais, to the Açu Port, a Port Terminal which is being constructed by LLX Minas-Rio Logística S.A., another subsidiary of MMX, on the coast of the State of Rio de Janeiro. The MMX Minas-Rio Pipeline will have the capacity to transport 26.6 million tons of pellet feed per year and will cover a distance of 525km and 32 municipalities.

The issuance of the preliminary environmental license represents the approval of the environmental feasibility study of the MMX Minas-Rio Pipeline by the competent Federal authority. The construction of the MMX Minas-Rio Pipeline is now conditioned upon the granting of the appropriate construction (installation) license, which is subject to the customary legal requirements.

The Company owns 51% of the shares of capital stock of MMX Minas-Rio and 51% of LLX Minas-Rio, through LLX Logística S.A.

For additional information please contact ri@mmx.com.br.

Rio de Janeiro, August 29, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49

Companhia Aberta

FATO RELEVANTE

MMX Mineração e Metálicos S.A. ("MMX" ou "Companhia") (Bovespa: MMXM3; TSX: XMM) vem, em atendimento ao disposto no artigo 157 da lei 6.404/76 bem como ao que prevê a Instrução CVM 358/02, comunicar ao mercado que foi protocolado hoje perante a Comissão de Valores Mobiliários - CVM pedido de registro de distribuição pública primária de ações ordinárias, nominativas, escriturais, sem valor nominal, de emissão da Companhia, a ser realizada simultaneamente (i) no Brasil, com esforços de colocação das Ações no exterior; e (ii) no exterior, por meio da oferta de *Global Depositary Shares* ("Oferta"). A presente distribuição pública primária está sujeita à aprovação da CVM.

A realização da Oferta esta sujeita, ainda, às condições favoráveis do mercado de capitais. Confirmada a realização da Oferta, será publicado oportunamente aviso ao mercado, nos termos do disposto no art. 53 da Instrução CVM nº 400/03, contendo informações sobre as demais características da Oferta.

Rio de Janeiro, 05 de setembro de 2007

Luiz Rodolfo Landim Machado
Diretor Geral e de Relações com Investidores
MMX Mineração e Metálicos S.A.

MMX MINERAÇÃO E METÁLICOS S.A.

Publicly Held Company

PUBLIC ANNOUNCEMENT

MMX Mineração e Metálicos S.A. ("MMX" or "Company") (Bovespa: MMXM3; TSX: XMM), pursuant to Article 157 of Law 6404/76 and CVM Instruction 358/02, hereby announces to the market that it has filed with the CVM – Brazilian Securities and Exchange Commission a request for a primary public offering of common, non-par, book entry shares issued by the Company, to be held simultaneously (i) in Brazil, with placement efforts abroad; and (ii) abroad, through the offering of Global Depositary Shares ("Offering"). The said primary public offering is subject to the CVM's approval.

The implementation of the Offering is also subject to favorable capital market conditions. Should the implementation of the Offering be confirmed, a notice to the market will be published at the appropriate time, containing further information about the Offering, pursuant to article 53 of CVM Instruction 400/03.

Rio de Janeiro, September 05, 2007

Luiz Rodolfo Landim Machado
Executive President and Investor Relations Officer
MMX Mineração e Metálicos S.A.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM n° 358/2002

Nos termos do Artigo 11 da Instrução CVM n° 358/2002, entre 01° de julho de 2007 e 31 de julho de 2007, foram realizadas as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	512	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês							
Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias		Saída do Membro José Luiz Alquéres do Conselho de Administração	23/07/07	64		

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	896*	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 23.07.2007.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de julho de 2007 e 31 de julho de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	48.940	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	97.880*	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 23.07.2007.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de julho de 2007 e 31 de julho de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	4.811.748	63,25%	63,25%
Ações	Preferenciais	0	0,00%	0,00%

Não houve movimentações no período em questão.

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)

Não houve movimentações no período em questão.

Saldo Final				
Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.623.496*	63,25%	63,25%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

* O referido número de ações ordinárias da companhia foi obtido em razão do desdobramento de ações levado a cabo por meio da Assembléia Geral Extraordinária da Companhia realizada em 23.07.2007.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 1st, 2007 and July 31, 2007 there were transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**(X) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	512	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Resignation of José Luiz Alquéres from the Board of Directors	07/23/2007	64		

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	896*	0.01%	0.01%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on July 23, 2007.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 1st, 2007 and July 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	48,940	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	97,880*	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on July 23, 2007.

CONSOLIDATED FORM

Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between July 1st, 2007 and July 31, 2007 there were no transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**( ) Board of Directors**		**( ) Executive Officers**		**( ) Audit Committee**	**(X) Controlling Shareholders**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				4,811,748	63.25%	63.25%
Shares	Preferred				0	0.00%	0.00%

There were no transactions in the referred month

Securities / Derivatives	Securities Characteristics	Brokerage / House	Operation	Day	Quantity	Price	Volume (R$)

There were no transactions in the referred month

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,623,496*	63.25%	63.25%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

* The increase was due to the split of shares approved in the Extraordinary Shareholders' Meeting held on July 23, 2007.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01° de agosto de 2007 e 31 de agosto de 2007, foram realizadas as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**(X) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	896	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Não houve movimentações no período em questão.							

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	896	0,01%	0,01%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO
Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de agosto de 2007 e 31 de agosto de 2007, foram realizadas as seguintes operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.				
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**(X) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	97.880	0,64%	0,64%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias		Exercício de opção de compra por diretores estatutários	15/08/07	62.224	R$0,01	R$622,24
Ações	Ordinárias		Exercício de opção de compra por diretor estatutário	15/08/07	19.448	R$1,45	R$28.199,60
Ações	Ordinárias		Renúncia do Sr. Ricardo Antunes Carneiro Neto ao cargo de Diretor da MMX	31/08/07	19.576		

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	159.976	1,05%	1,05%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo órgão com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

FORMULÁRIO CONSOLIDADO

Negociação de Administradores e Pessoas Ligadas – Art. 11 – Instrução CVM nº 358/2002

Nos termos do Artigo 11 da Instrução CVM nº 358/2002, entre 01º de agosto de 2007 e 31 de agosto de 2007, não foram realizadas operações com valores mobiliários e derivativos.

Denominação da Companhia: MMX Mineração e Metálicos S.A.					
Grupo e Pessoas Ligadas	**( ) Conselho de Administração**	**( ) Diretoria**	**( ) Conselho Fiscal**	**( ) Órgãos Técnicos ou Consultivos**	**(X) Acionista Controlador**

Saldo Inicial

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.623.496	63,25%	63,25%
Ações	Preferenciais	0	0,00%	0,00%

Movimentações no Mês

Valor Mobiliário/ Derivativo	Características dos Títulos	Intermediário	Operação	Dia	Quantidade	Preço	Volume (R$)
Ações	Ordinárias		Exercício de opção de compra por diretores estatutários	15/08/07	(62.224)	R$0,01	R$622,24
Ações	Ordinárias		Exercício de opção de compra por diretor estatutário	15/08/07	(19.448)	R$1,45	R$28.199,60
Ações	Ordinárias		Exercício de opção de compra por gerentes	15/08/07	(9.438)	R$6,97	R$65.782,86
Ações	Ordinárias		Renúncia do Sr. Ricardo Antunes Carneiro Neto ao cargo de Diretor da MMX passando a ser pessoa ligada ao controlador	31/08/07	19.576		

Saldo Final

Valor Mobiliário/ Derivativo	Características dos Títulos	Quantidade	% de participação	
			Mesma Espécie/ Classe	Total
Ações	Ordinárias	9.551.962	62,78%	62,78%
Ações	Preferenciais	0	0,00%	0,00%

Observação: O total das ações informadas refere-se à soma das ações dos membros do respectivo Acionista Controlador, com as ações de propriedade de seus cônjuges, companheiros ou dependentes.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1st, 2007 and August 31, 2007 there were transactions with securities and derivatives, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.							
Company and Related Persons	**(X) Board of Directors**		**( ) Executive Officers**		**( ) Audit Committee**	**( ) Technical and Consulting Committees**	
Initial Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				896	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%
Transactions in the month							
Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
There were no transactions in the referred month							
Final Balance							
Securities / Derivatives	Securities Characteristics				Quantity	% of participation	
						Same Class and Type	Total
Shares	Common				896	0.01%	0.01%
Shares	Preferred				0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1st, 2007 and August 31, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**(X) Executive Officers**	**( ) Audit Committee**	**( ) Technical and Consulting Committees**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	97,880	0.64%	0.64%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Stock option exercise by statutory directors	08/15/2007	62,224	R$0.01	R$622.24
Shares	Common		Stock option exercise by statutory director	08/15/2007	19,448	R$1.45	R$28,199.60
Shares	Common		Resignation of Mr. Ricardo Antunes Carneiro Neto as Officer of MMX	08/31/2007	19,576		

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	159,976	1.05%	1.05%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

CONSOLIDATED FORM
Management and Related Person's Negotiation of Securities Issued by the Company - Article 11 - CVM Instruction # 358/2002

Between August 1st, 2007 and August 31, 2007 the following transactions occurred with securities, in compliance with Article 11 - CVM Instruction # 358/2002

Company Name: MMX Mineração e Metálicos S.A.				
Company and Related Persons	**( ) Board of Directors**	**( ) Executive Officers**	**( ) Audit Committee**	**(X) Controlling Shareholders**

Initial Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,623,496	63.25%	63.25%
Shares	Preferred	0	0.00%	0.00%

Transactions in the month

Securities / Derivatives	Securities Characteristics	Brokerage House	Operation	Day	Quantity	Price	Volume (R$)
Shares	Common		Stock option exercise by statutory directors	08/15/2007	(62,224)	R$0.01	R$622.24
Shares	Common		Stock option exercise by statutory director	08/15/2007	(19,448)	R$1.45	R$28,199.60
Shares	Common		Stock option exercise by managers	08/15/2007	(9,438)	R$6.97	R$65,782.86
Shares	Common		Resignation of Mr. Ricardo Antunes Carneiro Neto as Officer of MMX and his inclusion as a related person to the controlling shareholder.	08/31/2007	19,576		

Final Balance

Securities / Derivatives	Securities Characteristics	Quantity	% of participation	
			Same Class and Type	Total
Shares	Common	9,551,962	62.78%	62.78%
Shares	Preferred	0	0.00%	0.00%

Note: The informed total number of shares refers to the sum of shares owned by members of the referred group plus shares owned by their related persons.

MMX MINERAÇÃO E METÁLICOS S.A.

Corporate Taxpayer's ID (CNPJ/MF): 02.762.115/0001-49

Corporate Registry (NIRE): 3330026111-7

Public Company

BOVESPA: MMXM3

CALL NOTICE
EXTRAORDINARY SHAREHOLDERS' MEETING

Shareholders are hereby invited to attend an Extraordinary Shareholders' Meeting of MMX Mineração e Metálicos S.A. (the "Company" or "MMX") to be held on Monday, July 23, 2007 at 9:00 am, at the Company's headquarters at Praia do Flamengo, 154, 5th floor, Flamengo, ZIP CODE 22210-030, City of Rio de Janeiro, State of Rio de Janeiro, to deliberate on (i) the proposed split of all the shares issued by the Company under which (x) each existing share will be represented by 2 (two) shares or (y) each existing share will be represented by 4 (four) shares, should the request filed by the Company with the Brazilian Securities and Exchange Commission ("CVM" - Comissão de Valores Mobiliários) be deferred; and (ii) the appointmant of a new independent member for the Board of Directors, given the letter of resignation presented by Mr. José Luiz Alquéres. Independent of the ratio to be adopted (which MMX will communicate immediately to the market as soon as the CVM has reached a final position), the approval of the proposal will result in the consequent amendment to Article 5 of MMX's Bylaws to reflect the new number of shares in which the Company's capital stock will be divided into. Should the proposal be approved, Company shareholders registered as of July 24, 2007, shall be entitled to receive the shares resulting from such split.

The powers of attorneys shall be presented at the Company's headquarters, in the address indicated above, to the Investor Relations Department, by July 20, 2007, at 6:00 p.m.. Shareholders whose shares are held in custody and who wish to participate in the Extraordinary Shareholders' Meeting must present proof of their holdings, issued by the custodian agent dated up to 2 (two) days prior to the Meeting.

Rio de Janeiro, July 5, 2007

MMX Mineração e Metálicos S.A.
Board of Directors
Eike Fuhrken Batista - Chairman

MMX MINERAÇÃO E METÁLICOS S.A.

CNPJ/MF: 02.762.115/0001-49
NIRE: 3330026111-7
Publicly-Held Company

MINUTES OF THE EXTRAORDINARY GENERAL MEETING HELD ON JULY 23, 2007

I. **DATE, TIME AND PLACE OF THE MEETINGS:** On July 23, 2007, at 9:00 am, at the Company's headquarters, located at Praia do Flamengo, n° 154, 5th floor.

II. **QUORUM**: The shareholders signatories of the shareholders attendance book and indicated at the end of these minutes, representing the necessary majority of the Company's capital stock to meet the legal *quora* of instatement and resolution of the matters.

III. **CALL**: Call notices published in the Official Gazette of the State of Rio de Janeiro and Valor Econômico newspapers, in their July 06, 09 and 10 editions, on pages 9, 14 and 8 and C7, B7 and B9, respectively, in compliance with the provisions in article 124, subsection II of Law no. 6,404/76.

IV. **PRESIDING BOARD**: Pursuant to Article 24 of the Company's Bylaws and also to Article 128 of Law no. 6,404/76, the attending shareholders selected by unanimous vote and without reservations, Mr. Eliezer Batista da Silva to exercise the function of Chairman of the Meeting, and Mr. Paulo Carvalho de Gouvêa to exercise the function of Secretary of the Meeting.

V. **AGENDA**: (i) To deliberate on the proposed split of all non-par book-entry common shares issued by the Company in the proportion of 2 (two) for 1 (one) existing share; (ii) To delibarete on the consequent amendment to Article 5 of the Company's bylaws; and (iii) to elect a new member of the Company's Board of Directors to replace Mr. José Luiz Alquéres.

VI. **DECISIONS**: After the necessary clarifications were made, the attending shareholders decided, by unanimous vote:

(i) To approve the split of non-par book-entry common shares issued by the Company, whereby 1 (one) common share of the Company shall correspond to 2 (two) common shares of the company.

(ii) Shareholders of the Company, registered as of July 30, 2007 will be credited one share for each outstanding on July 31, 2007, when the shares begin trading ex split.

(iii) The shares received in view of the split approved herein will participate on equal terms in all rights and benefits to be granted/distributed by the Company, including in the distribution of dividends and possible capital compensations to be approved by the Company.

(iv) To amend the "caput" of Article 5 of the Company's Bylaws, to reflect the new number of shares the Company's capital stock is divided into, which will have the following wording:

> *"Article 5. The capital stock, fully subscribed and paid-up in domestic currency and assets, is R$1,142,515,202.84 (one billion, one hundred and forty-two million, five hundred and fifteen thousand, two hundred and two and eighty-four centavos), divided into 15,215,512 (fifteen million, two hundred and fifteen thousand, five hundred and twelve) non-par book-entry common shares".*

(v) To elect Mr. Luiz do Amaral de França Pereira, individual taxpayers (CPF/MF) register´s 014.707.017-15, Identity card no. 028.49.359-1 IFP/RJ, Brazilian, married, civil engineer, resident and domiciled at Praia do Flamengo, nº. 154, 5th floor, CEP 22210-030, Rio de Janeiro, as an independent member of the Company's Board of Directors to replace Mr. José Luiz Alquéres, pursuant to the São Paulo Stock Exchange– BOVESPA's Novo Mercado listing rules and in light of the latter's letter of resignation filed at the Company's headquarters. The nomination of Mr. Luiz França Pereira shall be duly formalized upon the signature of the respective term of investiture in the Company's records. Mr. Luiz França Pereira declared not to have committed any crime provided for by law that could prevent him from performing the duties of a member of the Board of Directors of a publicly-held company, thus meeting all the requirements set forth in Article 147 of Law 6.404/76, governed by Instruction 367/02 of the Brazilian Securities Commission (CVM).

VII. **SIGNED DOCUMENTS**: The Company's consolidated Bylaws are filed at the Company's headquarters and notarized by the Presiding Board, which, after being read, discussed and approved by unanimous vote of the attending shareholders, will be the annex I of the present Minutes.

VIII. **CLOSURE**: At 09:20 am, nothing else to be discussed, the Meeting was adjourned, and

these present Minutes were drawn up in the summary format which, after being read and found in compliance, were duly signed by the attending shareholders. The shareholders present also authorized the drafting of these minutes in summary format, as well as its publication with the omission of the signatures of all shareholders, pursuant to paragraphs 1 and 2 of Article 130 of Law 6.404/76.

IX. **ATTENDING SHAREHOLDERS**: EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, PAULO CARVALHO DE GOUVÊA, GAVIÃO-M TRADING LLC, JPMORGAN FLEMING FUNDS LATIN AMERICA EQUITY FUND, JPMORGAN FLEMING EMERGING MARKETS INVESTIMENT TRUST PLC, SSGA EMERGING MARKETS FUND, THE BRASIL VALUE AND GROWTH FUND, ONTARIO TEACHER´S PENSION PLAN BOARD, THE MASTER TRUST BANK OF JAPAN LTD., STATE STREET BANK AND TRUST COMPANY INVESTIMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT, GMO GLOBAL ACTIVE EQUITY FUND LP, US GLOBAL INVESTORS FUNDS e TREASUARER OF THE STATE OF NORTH CAROLINA EQUITY INVESTMENT FUND POOLED TRUST (all represented by their attorney-in-fact, Clóvis Lópes da Silva Purgato).

This is a free translation of the minutes of the Extraordinary Shareholders' Meeting of MMX Mineração e Metálicos S.A. held on July 23, 2007, drawn up in the Company's records.

Rio de Janeiro, July 23, 2007.

Paulo Carvalho de Gouvêa
Secretary

MMX MINERAÇÃO E METÁLICOS S.A.
CNPJ/MF: 02.762.115/0001-49
NIRE: 33.3.0026111-7
Public Corporation

MINUTES OF THE BOARD OF DIRECTORS' MEETING HELD ON AUGUST 31, 2007

I. **DATE, TIME AND PLACE OF THE MEETING:** At 2:00 p.m. on August 31, 2007, at the Company's headquarters, located at Praia do Flamengo, 154, 5th floor.

II. **QUORUM**: The members of the Company's Board of Directors indicated at the end of these minutes attended the Meeting, representing the necessary majority required by the applicable legislation and by the Company's bylaws.

III. **CALL:** Pursuant to call notices sent and received within legal deadlines.

IV. **PRESIDING BOARD**: Chairman: Eike Fuhrken Batista
Secretary: Paulo Carvalho de Gouvêa

V. **DECISIONS**: The following decisions were taken, by unanimous vote, with abstention of members impeded from voting by the applicable legislation or pursuant to the bylaws:

(i) The Board member Luiz do Amaral de França Pereira, Brazilian, married, civil engineer, identity card no. 028.49.359-1 IFP/RJ, individual taxpayer's registry (CPF/MF) 014.707.017-15, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, CEP 22210-030, was elected for the Company's Audit Committee, replacing Mr. José Luiz Alquéres, for a term of office which will be concurrent with that of the other members already invested in office.

(ii) The resignation from the position of Officer of the Company was presented by Mr. Ricardo Antunes Carneiro Neto, Brazilian, divorced, engineer, identity card no. 3.801.968, issued by IFP-RJ, individual taxpayer's registry (CPF/MF) 548.349.887-91, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, and was accepted by the Board of Directors, which, subsequently to his withdrawal, elected Mr. José Luiz Amarante Araújo, Brazilian, married, engineer, identity card no. 21863 – D, issued by CREA – MG, individual taxpayer's registry (CPF/MF) 619.626.607-10, resident and domiciled in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5th floor, CEP 22210-030 for a term of office which will be concurrent with that of the other Officers of the Company.

(iii) The authorization to transfer the options granted to Mr. José Luiz Alquéres, member dismissed from the Company's Board of Directors, in favor of Mr. Luiz do Amaral de França Pereira, pursuant to the Program of Stock Option or Subscription of Common Shares Issued by MMX Mineração e Metálicos S.A., approved at the Extraordinary General Meeting of April 28, 2006 ("Stock Option Program"), corresponding to the option of subscription of 10,700 (ten thousand and seven hundred) common shares issued by the Company, which may be exercised and will mature within 5 (five) years as of the date of Mr. Luiz do Amaral de França Pereira's election for the Board of Directors, at the ratio of one fifth (1/5) for each anniversary of his investiture, with this granting being subject to the terms and conditions of the Stock Option Program. The exercise price of the options by Mr. Luiz do Amaral de França Pereira will be R$401.66 (four hundred and one reais and sixty-six cents), equivalent to 80% (eighty per cent) of the market value of the Company's shares, calculated by the simple average of the price of the Company's shares over the past 20 (twenty) trading days as of this date, and the said price is subject to adjustments set forth by the Stock Option Program. The authorization for the transfer decided is applicable exclusively to this specific case, within the Board of Directors' authority as manager of the Stock Option Program, without prejudice to the subsequent application of the clause of prohibition of option assignment by the participants of the Stock Option Program.

(iv) Finally, the Company's capital stock increase was decided in the amount of R$288,964.20 (two hundred and eighty-eight thousand, nine hundred and sixty-four reais and twenty cents), divided into 14,980 (fourteen thousand, nine hundred and eighty) common shares issued by the Company, for the price of R$19.29 (nineteen reais and twenty-nine cents) per share, as a result of the exercise of the options for the subscription of shares granted at the Company's Extraordinary General Meeting held on April 28, 2006, on behalf of the following employees of the Company: Eliezer Batista da Silva, Gilberto Sayão, Rafael de Almeida Magalhães, Samir Zraick, Hans-Juergen Mende, Peter Nathanial and Amaury Temporal, according to the Subscription Lists attached hereto. The subscription price shall be paid in accordance with the Stock Option Program. Pursuant to Article 171, Paragraph 3 of Law 6,404/76, there will be no preemptive rights in the present exercise of the options for share subscription.

(v) In view of the decision referred to above, the Board of Directors' members decided to amend the *caput* of Article 5 of the Company's Bylaws, to reflect the capital increase, which will have the following wording:

"Article 5. The capital stock, fully subscribed and paid-up in domestic currency and assets, is R$1,142,804,167.04 (one billion, one hundred and forty-two million, eight hundred and four thousand, one hundred and sixty-seven reais and four cents), divided into 15,230,492 (fifteen million, two

hundred and thirty thousand, four hundred and ninety-two) non-par, book-entry common shares".

VI. **CLOSURE**: At 3:00 p.m., nothing else to be discussed, the meeting was adjourned and these present minutes were drawn up after being read and found in compliance, and were duly signed by the attending shareholders.

VII. **ATTENDING SHAREHOLDERS:** EIKE FUHRKEN BATISTA, ELIEZER BATISTA DA SILVA, LUIZ DO AMARAL DE FRANÇA PEREIRA, RAFAEL DE ALMEIDA MAGALHÃES, SAMIR ZRAICK, HANS-JUERGEN MENDE, PETER NATHANIAL and MICHAEL STEPHEN VITTON.

This is a free English translation of the Minutes of The Board of Directors' Meeting of MMX Mineração e Metálicos S.A. held on August 31, 2007, drawn up in the Company's records.

Rio de Janeiro, August 31 2007

Eike Fuhrken Batista
Chairman

Paulo Carvalho de Gouvêa
Secretary

Acknowledged and Accepted by Attorney:

____

Joel Rennó Jr
OAB/RJ 132.971

MMX MINERAÇÃO E METÁLICOS S.A.

BYLAWS

CHAPTER I
Name, Headquarters, Purpose and Duration

Article 1 - MMX Mineração e Metálicos S.A. is a joint-stock company ruled by these present Bylaws, by Law 6,404, as of December 15, 1976 ("Law 6,404/76") and further applicable Laws and Regulations.

Sole Paragraph – Since the Company was accepted to join the São Paulo Stock Exchange – BOVESPA New Market, the Company, its shareholders, management and members of the Fiscal Council are subject to the provisions of the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Article 2 – The Company's headquarters and jurisdiction are located in the city and state of Rio de Janeiro, at Praia do Flamengo, 154, 5° andar (parte), CEP: 22210-030, and it may create and maintain branches, offices or representations, in any location of the country or abroad, by means of Board of Executive Officers' resolution, regardless of authorization of the Board of Directors or General Meeting.

Article 3 – The Company's purpose is: (i) the industry and trade of ore in general throughout the Brazilian territory and abroad, comprising research, exploration, mining, processing, industrialization, transportation, exports and trade of mineral goods; (ii) the rendering of geological services; (iii) imports, exports, transportation and trade of mineral, chemical and industrial products; (iv) the building, manufacturing and assembly of metallic structures; (v) the manufacturing, transformation, trade, imports and exports of steel products; (vi) the installation, operation and exploration of integrated or non-integrated steelworks for the production and commercialization of iron and steel-related products and byproducts; (vii) the building, operation and exploration of owned maritime terminals or of third parties, of private, mixed or public use; (viii) the building, operation and exploration of railways and/or owned rail traffic or of third parties, as public concessionaire or not; (ix) the rendering of freight transportation integrated logistic services; (x) the generic export and import of goods, equipment and products; (xi) the generation, import, export and commercialization of electricity, the implementation of power plants, where derived from thermal, hydric, eolic or another source, the acquisition and import of fuel and the implementation of related infrastructure; (xii) the development, exploration, implementation, operation and management of hydrous resources projects, the mineral or industrial water trade, the implementation of logistics associated with the commercialization or delivery of water and the

services rendering for the hydrous resources industry; (xiii) the interest in the capital of other domestic or foreign companies incorporated under any corporate form and whatever is their corporate purpose.

Article 4 – The Company's duration is indeterminate.

CHAPTER II
Capital Stock and Shares

Article 5 – The capital stock, fully subscribed and paid-in in domestic currency and assets, is R$1,142,804,167.04 (one billion, one hundred and forty two million, eight hundred and four thousand, one hundred and sixty seven reais and four cents), divided into 15,230,492 (fifteen million, two hundred and thirty thousand, four hundred and ninety two) non-par book-entry common shares.

Paragraph 1 – Each ordinary share entitles to one vote in the general meeting's resolutions.

Paragraph 2 – The Company's shares are book-entry, held in deposit accounts on behalf of their titleholders, with a financial institution authorized by the Brazilian Securities and Exchange Commission and engaged by the Company, and the selling shareholder may be required to bear the costs related to transfer services, in compliance with the maximum limits set forth by the Brazilian Securities and Exchange Commission.

Paragraph 3 – The Company is forbidden to issue preferred shares or beneficiary parties.

Paragraph 4 – The Company may issue simple debentures or convertible into common shares, by means of Board of Directors' resolution and if convertible into shares, within the limit of authorized capital.

Paragraph 5 – Capital increases may be resolved, excluding the shareholders' preemptive right to the subscription of new securities issued by the Company, in the events provided for in the Article 172 of Law 6,404/76, and such increases may occur by means of public or private subscription of shares, by means of conversion of debentures or other securities or incorporation of reserves, capitalizing funds through types authorized by law.

Paragraph 6 – The payment of dividends and the allocation of shares derived from capital increase, when this is the case, shall occur within no later than thirty (30) days, the first payment, as from dividends are declared, the second one, as from the publication of respective minutes as provided for by law, unless if the general meeting, determines in relation to dividend, that this is paid within extended term, but during the course of fiscal year in which this is declared, and as to capital increase, decides that this is paid within lower term.

Paragragh 7 – The shares shall participate in dividends for the year in which these are issued as follows: (i) shares subscribed until June 30 of each year shall be entitled to full dividends of said fiscal year; (ii) the shares subscribed as from July 1 of each year shall be entitled to half of dividends allocated in said fiscal year.

Article 6 – The Company is authorized to increase its capital, regardless of general meeting decision, until the limit of fifty billion reais (R$ 50,000,000,000.00), by means of Board of Directors' resolution, which shall determine the number of common shares to be issued, the issuance price and subscription, payment and placement conditions.

Article 7 – The Board of Directors may approve the issue of new shares without preemptive right to former shareholders, as set forth in the paragraph 5 of the Article 5 of these Bylaws.

CHAPTER III
Management

Article 8 – The Company's management shall be exercised by the Board of Directors and performed by the Board of Executive Officers, as provided for by laws and these Bylaws.

Paragraph 1 – The Shareholders' General Meeting of the Company, or its Board of Directors, where this is the case, may create technical and/or advisory committees destined to advice management, deemed as necessary for the perfect operation of the Company.

Paragraph 2 – The General Meeting shall set out the management's compensation, in accordance with the provisions in the Articles 13 and 20 of these Bylaws.

SECTION I
Board of Directors

Article 9 – The Board of Directors shall be composed of, at least, five (5) members and at most eleven (11) members, all of them shareholders and resident or not in the country, named as board members, elected by the General Meeting, with an unified one (1) year term of office, and they may be re-elected. In addition, the General Meeting may also appoint until two (2) deputy members to the Board of Directors, who shall replace eventual absences of any Board of Directors' sitting member at the meetings regularly summoned.

Paragraph 1 – The Board of Directors' members, after the expiration of their term of office shall remain in the exercise of their respective offices, until the election and investiture of new Board members.

Paragraph 2 – Among the members elected for the Board of Directors, at least, 20% shall be independent members, as such defined in the São Paulo Stock Exchange – BOVESPA New Market

Listing Rules, and such condition shall be indicated in the minutes of the General Meeting electing them.

Paragraph 3 – Should occur permanent vacancy of Board of Directors' member, the Board Chairman shall call for a General Meeting to conduct the election of missing vacant positions, always observing the provisions in paragraph 2 of this Article.

Paragraph 4 – The Board of Directors' members only shall be vested in respective offices, by means of signature of instrument of investiture drawn up in the Board of Directors' minutes book, and by means of signature of Management Instrument of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Article 10 – Immediately after the investiture of its members, the Board of Directors shall elect: a) a Chairman, who shall call for and chair the meetings; and b) an Honorary Chairman, who shall replace the Chairman in his impediments and absences.

Article 11 – The Board of Directors shall meet ordinarily, once (1) quarterly and extraordinarily, whenever necessary, by means of Chairman's call or two (2) members, exempting the call in the event all members attend the meeting.

Paragraph 1 – The meetings shall be called by means of written notice, issued at least, five (5) days in advance, including the place, date and time of the meeting, as well as, briefly the agenda.

Paragraph 2 – The call provided for in the previous paragraph shall be exempted whenever all Board of Directors' members attend the meeting.

Paragraph 3 – In order to the Board of Directors' meetings may be instated and validly resolve, the attendance of the majority of its acting members shall be necessary, among them, the Board Chairman, or in the event of his impediment or temporary absence, the Honorary Chairman, being considered as attending member that one who has sent his written vote.

Paragraph 4 – The Board of Directors shall resolve by majority vote, being incumbent upon the Board Chairman, or in the event of his impediment or temporary absence, the Honorary Chairman, the casting vote.

Paragraph 5 – The minutes of the Board of Directors' meeting electing, withdrawing, designating or determining the executive officers' duties shall be filed at the Board of Trade of Rio de Janeiro state and published in the local press, and adopting identical procedure for acts of another nature, which shall produce effects before third parties, or when the Board of Directors deems convenient.

Article 12 – In the event of absence or temporary impediment, the absent or impeded board member shall be automatically and temporarily replaced by one of the deputy members, who shall

be elected by the Board Chairman.

Article 13 – The compensation of Board of Directors' members shall be global and annually defined by the General Meeting, which shall also ratify, when this is case, the amount and the percentage of interest entitled thereto in the profit, observing the limit provided for in the paragraph 1 of Article 152 of Law 6,404/76. The Board of Directors' Chairman shall distribute such compensation among his members.

Article 14 – It is incumbent upon the Board of Directors:

(i) to set forth the purpose, policy and general guidance for the Company's businesses;

(ii) to call for the Annual General Meeting and when necessary the Extraordinary General Meeting;

(iii) to appoint and remove from office the Company's executive officers, and establishing their duties, pursuant to these Bylaws;

(iv) to previously express their opinion on the Management Report, the management accounts and financial statements for the year, among them that periodical and eventual information to be rendered as per Brazilian Securities and Exchange Commission's rules – CVM and São Paulo Stock Exchange – BOVESPA New Market Listing Rules;

(v) to inspect the executive officers' management;

(vi) to examine Company's acts, books, documents and agreements;

(vii) to resolve on the issue of subscription bonus;

(viii) to resolve on capital stock increases up to the limit provided for herein, setting out the share issue and placement conditions;

(ix) to resolve on the issue of debentures and promissory notes for public subscription;

(x) to resolve on the exclusion of shareholders' preemptive right to the subscription of new securities issued by the Company, in the assumptions provided for in the Article 172 of Law 6,404/76;

(xi) to submit to the General Meeting the destination to be given to the net income for the year;

(xii) to authorize the disposal of permanent assets, the establishment of "in rem guarantee" and tendering of guarantees to third parties' obligations;

(xiii) to select and remove independent auditors;

(xiv) to authorize the acquisition of Company's shares to be held in treasury or their cancellation, pursuant to the law and prevailing regulatory provisions;

(xv) to define a three-name list of specialized companies to determine the Company's economic value for the purposes of public offerings provided for herein; and

(xvi) to resolve on the contingency not covered by laws in these Bylaws.

SECTION II
Board of Executive Officers

Article 15 – The Board of Executive Officers is composed of, at least, two (2) executive officers and at most, eight (8) members, whether or not shareholders, all of them resident in the country, elected by the Board of Directors.

Paragraph 1 – In compliance with these Bylaws, the duties and powers of Board of Executive Officers' members shall be defined by the Board of Directors, which shall mandatorily designate one Chief Executive Officer and one Investor Relations Officer.

Paragraph 2 – The Board of Executive Officers' members shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of Board of Executive Officers' meetings, as well as the Management Instrument of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Paragraph 3 – The term of office of each executive officer shall be one (1) year, and re-election is allowed.

Paragraph 4 – The executive officers after the expiration of their term of office shall remain in the exercise of their positions, until the election and investiture of new executive officers.

Paragraph 5 – Should the executive officer's position be vacant, the Board of Directors may elect a deputy, whose term of office shall expire together with other executive officers.

Article 16 – It is incumbent upon the board of executive officers to exercise the duties attributed thereto by these Bylaws and Board of Directors for the practice of acts, no matter how special they are, as long as in authorized rights, necessary for the regular operation of the Company.

Article 17 – In compliance with the provisions in the Article 14 of these Bylaws, it is incumbent upon the board of executive officers:

(i) to execute works determined by the Board of Directors;

(ii) to represent the Company, as plaintiff or defendant, in or out of court;

(iii) to enter into agreements, acquire rights and assume obligations of any nature, acquire, dispose or encumber assets and real properties, contract loans and grant guarantees in the interest of the Company and its subsidiaries, open and transact bank accounts, issue and endorse checks and promissory notes; issue and endorse trade bills and bills of exchange; endorse warrants, warehouse receipts and bills of lading; hire and dismiss employees; receive and give acquittance, compromise, waive rights, forgo, sign liability commitments; practice all management acts necessary to execute the corporate purposes; express the Company's vote in general meetings of corporations in which the Company holds interest, in accordance with previous guidance of the Board of Directors; record on the accounting books all the Company's operations and transactions; insure and maintain properly insured by reputed insurance company all the Company's assets likely to be insured;

(iv) prepare annually the Management Report, the management accounts and financial statements for the year, among them that periodic and eventual information to be rendered pursuant to the São Paulo Stock Exchange – BOVESPA New Market Listing Rules, as well as to submit after the Board of Directors and Fiscal Council's opinion, in the event the latter is operating, the financial statements required by laws, as well as the proposal for the allocation of net income for the year;

(v) prepare drafts for the Company's expansion and improvement plan;

(vi) submit the Company's general budget and special budgets to the Board of Directors, including the adjustments occurring during the year and multiyears to which the board members refer; and

(vii) approve and modify organization charts and internal regulations.

Article 18 – The Company's representation as plaintiff or defendant in acts, agreements and operations implying the Company's responsibility, is privately incumbent upon the Chief Executive Officer, acting severally, or upon two executive officers, acting jointly. The Board of Executive Officers, however, may authorize the representation is made by only one (1) executive officer, by collective designation of the body.

Sole Paragraph – The Company shall be represented by any executive officer, severally, without formalities provided for in this Article, in cases of receipt of summons or court notices and in the rendering of personal depositions; the Company shall be represented, in cases provided for by law, by appointed representatives, case by case, by letter.

Article 19 – Under the limits of their duties, two (2) executive officers may retain attorneys-in-fact or proxy-holders to jointly with one executive officer or another attorney-in-fact regularly retained, as provided for by respective instruments, represent the Company in the lawful practice of acts and

assumption of liabilities on the Company's behalf. The powers of attorney shall precisely and fully define the powers granted.

Sole Paragraph – The powers of attorney shall always be granted for a determinate duration, unless the judicial powers of attorney, which may be granted for an undetermined duration.

Article 20 – The executive officers' compensation shall be fixed globally and annually by the General Meeting, which also shall define, when this is the case, the amount and the percentage of executive officers' interest in the Company's profit, observing the limit provided for in paragraph 1 of the Article 152 of Law 6,404/76.

Article 21 – The Board of Executive Officers shall meet ordinarily, at least once in the quarter, and extraordinarily, whenever the Company's interests so require, and all their meetings shall be presided over by the Chief Executive Officer, or in his absence, by the executive officer, who in that occasion is selected among those attending the meeting.

Paragraph 1 – The meetings shall always be called by any two (2) executive officers, being exempted the call in the event all its members attend the meeting. In order to the meetings may be instated and validly resolve, the attendance of the majority of executive officers shall be necessary, who in that occasion are in the exercise of their offices, or two executive officers, only if there are two acting executive officers.

Paragraph 2 – The Board of Executive Officers' resolution shall be mentioned in minutes drawn up in the company's records and shall be taken by majority votes, also being incumbent upon the chairman of the meeting, in case of tie vote, the casting vote.

Paragraph 3 – In the absences or temporary impediments of any executive officer, he may appoint a deputy member, and this act subject to the Board of Executive Officers' approval. The deputy member approved shall exercise all the duties, with all powers, including the voting right and duties of executive officer replaced.

Paragraph 4 – The deputy member may be one of the other executive officers, who in this case, shall vote in the Board of Executive Officers' meetings by himself and by the executive officer he is replacing.

CHAPTER IV
Fiscal Council

Article 22 – The Company shall have a Fiscal Council composed of three (3) sitting members and equal number of deputy members, which shall operate on a non-permanent basis.

Paragraph 1 - The Fiscal Council's members, individuals, resident in the country, legally qualified, shall be elected by General Meeting resolving on the instatement of the council, upon request of shareholders meeting the requirements set forth in paragraph 2 of the article 161 of Law 6,404/76, with term of office until the first annual general meeting held after the election.

Paragraph 2 - The Fiscal Council's members only shall be entitled to compensation fixed by the General Meeting, during the period in which the council is operating and in effective exercise of their duties, observing the paragraph 3 of the Article 162 of Law 6,404/76 with wording given by Law 9,457/97.

Paragraph 3 - The Fiscal Council's members shall be vested in their respective offices by means of signature of instrument of investiture, drawn up in the minutes book of the Fiscal Council's meetings, as well as the Instrument of Agreement of Fiscal Council's members provided for in the São Paulo Stock Exchange - BOVESPA New Market Listing Rules.

Paragraph 4 - The Fiscal Council, when instated, shall have the attributions provided for by law, and the duties of its members cannot be delegated.

CHAPTER V
General Meetings

Article 23 – The Shareholders' General Meeting shall meet pursuant to law:

a) Ordinarily in the first four months, after the end of fiscal year to:

I – take the management accounts, examine, discuss and vote the financial statements;

II – elect the Board of Directors in proper periods and the Fiscal Council, when this is the case;

III – resolve on the allocation of net income for the year, if any, and the distribution of dividends, when this is the case; and

IV – set out the management's compensation.

b) Extraordinarily whenever by means of legal call the company's interests so advise or require the shareholders' manifestation.

Article 24 – The General Meeting shall be instated and chaired by the Board of Directors' Chairman, or in his absence of impediment, instated by another board member and chaired by the chairman elected by shareholders. The secretary of the presiding board shall be freely elected by the chairman of the meeting.

Article 25 – The call notices, published as provided for by law, shall include, besides place, date and time of the meeting, the agenda and in case of amendment to Bylaws, the indication of this issue.

Article 26 – The Call Notice may subject the attendance of shareholder in general meeting to the compliance with requirements provided for by law, and thus, he shall submit a document evidencing his capacity as shareholder, and deposit of such documents may be required, at least, seventy-two (72) hours in advance to the date scheduled for the performance of the meeting.

Sole Paragraph – In addition to the issues incumbent upon the Extraordinary Meeting provided for by laws and in these present Bylaws, it shall also approve:

I – the deregistering as publicly-held company at the Brazilian Securities and Exchange Commission - CVM;

II – the Company's delisting from São Paulo Stock Exchange – BOVESPA New Market;

III – the selection of specialized company liable for the determination of the Company's economic value for the purposes of public offerings provided for herein, among the companies previously appointed by the Board of Directors; and

IV – the plans for the granting of call options to the Company's managers and employees and other companies directly or indirectly controlled thereby, excluding the shareholders' preemptive right.

CHAPTER VI
Fiscal Year

Article 27 – The fiscal year shall start on January 1 and end on December 31 and shall observe as to the financial statements, the São Paulo Stock Exchange – BOVESPA New Market Listing Rules and applicable legal provisions.

Article 28 – The accumulated losses and income tax provision shall be deducted from the net income for the year, before any sharing.

Article 29 – The Board of Directors shall submit to the General Meeting's approval a proposal on the allocation of net income remaining after the following deductions or additions, made on a decreasing basis and in this order:

a) Five per cent (5%) to establish the Legal Reserve, which shall not exceed twenty per cent (20%) of the capital stock. The creation of Legal Reserve may be exempted in the year in which its balance, accrued of capital reserves amount, exceeds thirty per cent (30%) of the Capital Stock;

b) Amount destined to the establishment of Contingencies Reserves and reversal of those created in previous years;

c) Amount destined to the creation of Unrealized Profit Reserve;

d) Payment of shareholders' minimum mandatory dividend.

Paragraph 1 – The minimum mandatory dividend to be distributed by the Company shall be twenty-five per cent (25%) of the Company's adjusted net income.

Paragraph 2 – The financial statements shall demonstrate the allocation of net income in the assumption of its approval by the Annual General Meeting, and shall be prepared with strict observance to the São Paulo Stock Exchange – BOVESPA New Market Listing Rules and other applicable legal provisions.

Paragraph 3 – The Company, by resolution of the Board of Directors, may credit or pay to shareholders compensatory interest on own capital, thus, observing the applicable laws. The amounts paid or credited by the Company as interest on own capital may be attributed to the amount of mandatory dividends, pursuant to the applicable laws.

Article 30 – The Company, by Board of Directors' resolution, may draw up semi-annual balance sheets and declare dividends to the income account verified in these balance sheets. The Board of Directors may declare interim dividends to the retained earnings accounts or profit reserve existing in the last annual or semi-annual balance sheet.

Article 31 – The action pleading dividends becomes time-barred within three (3) years, which if not timely claimed, shall revert to the Company's benefit.

CHAPTER VII
Disposal of Control

Article 32 – The disposal of the Company's control, both by means of a single operation, or by means of successive operations, only may be contracted under suspensive or resolutory condition that the acquirer undertakes to effect a tender offer for the acquisition of other shares of other Company's shareholders, observing conditions and terms provided for in the prevailing laws and in the New Market Listing Rules, so that to ensure them equal treatment given to the selling controlling shareholder, and observing the procedures set forth by the São Paulo Stock Exchange – BOVESPA and by the Brazilian Securities and Exchange Commission – CVM.

Sole Paragraph – The tender offer referred to in the "caput" of this Article shall also be required,

in case of onerous assignment of share subscription rights and other titles or rights related to securities convertible into shares, which may result in the Company's sale of control, and in case of sale of control of company holding the Company's power of control, and in this case, the selling controlling shareholder shall undertake to declare to the São Paulo Stock Exchange - BOVESPA the amount attributed to the Company in such sale and attach documentation evidencing such amount.

Article 33 – The tender offer provided for in the Article 32 shall also be executed if the acquirer of control is already Company's shareholder, and in view of private instrument for the purchase of shares entered into with the controlling shareholder, involving any quantity of shares, acquires its share control. In this assumption, the acquirer shall indemnify those shareholders from whom he bought shares at the stock exchange within six (6) months prior to the date of sale of share control to whom he shall pay the difference between the price paid to the selling controlling shareholder and the amount paid at the stock exchange for Company's shares in this period, duly restated.

Article 34 – The Company shall not record any transfer of shares to the acquirer of power of control or to that(those) shareholder(s) to retain the power of control, while this(these) shareholder(s) does(do) not sign the Controlling Shareholders' Statement of Agreement provided for in the São Paulo Stock Exchange – BOVESPA New Market Listing Rules.

Sole Paragraph- Likewise, no Shareholders' Agreement providing for the exercise of power of control may be registered at the Company's headquarters without its signatories having signed the Statement of Agreement referred to in this Article.

CHAPTER VIII
Deregistering as Publicly-Held Company

Article 35 – Without prejudice to the legal and regulatory provisions, the company's deregistering as publicly-held company with the Brazilian Securities and Exchange Commission – CVM shall be preceded by a public tender offer, which shall have as price, at least, mandatorily, the Company's value and of its shares to be determined in appraisal report by specialized company, by means of utilization of share economic value as determination criterion, by means of known methodology or based on another criterion to be defined by the Brazilian Securities and Exchange Commission - CVM. The selection of specialized company shall occur as provided for by these Bylaws.

Paragraph 1 – In compliance with other conditions of the São Paulo Stock Exchange - BOVESPA New Market Listing Rules, these Bylaws and prevailing laws, the public offering for the deregistering may also provide for the swap with securities of other publicly-held companies to be accepted by criterion of the offeree.

Paragraph 2 – The deregistering shall be preceded by Extraordinary General Meeting specifically resolving on such deregistering.

Art. 36 – Should the appraisal report referred to by Article 35 be not concluded until the Extraordinary General Meeting called to resolve on deregistering as publicly-held company, the controlling shareholder, the group of shareholders holding the Company's power of control or also the Company itself shall inform in such meeting the maximum amount per share or thousand shares by which the public offering shall be made.

Paragraph 1 – The public offering shall be subject to the amount verified in the appraisal report referred to by Article 35 is not higher than the amount disclosed by the controlling shareholder, group of shareholders holding the Company's power of control or the Company's itself at the meeting referred to in the "caput" of this Article.

Paragraph 2 – Should the value of shares determined in the appraisal report is higher than the value informed by the shareholder, group of shareholders holding the power of control or the Company's itself, the resolution referred to in the "caput" of this Article shall be automatically cancelled, and such fact shall be broadly disclosed to the market, except if the shareholder holding the power of control expressly agrees with preparing the public offering by the value verified in the appraisal report.

Article 37 – The appraisal report referred to by Article 35 shall be prepared by specialized company, with proved experience and independence as to the power of decision of the Company, its management and/or controlling shareholder, as well as meet the requirements of paragraph 1 of the article 8 of the Brazilian Corporation Law, and include the responsibility provided for in paragraph 6 of same Article.

Paragraph 1 – The selection of specialized company is the private incumbency of the general meeting, as from the presentation by the Board of Directors of a three-name list, and the respective resolution shall be taken, not computing the blank votes, by majority vote of shareholders representing outstanding shares present in that meeting, which if instated in first call shall rely on the attendance of shareholders, representing, at least, twenty per cent (20%) of total outstanding shares, or which if instated in a second call may rely on the attendance of any number of shareholders representing outstanding shares.

Paragraph 2 –The costs incurred with the preparation of report shall be borne by the shareholder or group of shareholders holding the power of control or then by the Company itself, depending on the case.

CHAPTER IX
Delisting from the New Market

Article 38 – Should the Company's shareholders in Extraordinary General Meeting resolve on the Company's delisting from the São Paulo Stock Exchange New Market – BOVESPA, the

shareholder or group of shareholders holding the Company's power of control, shall conduct a tender offer for the shares pertaining to other shareholders, at least, by the economic value of shares verified in appraisal report as provided for by Article 37, observing the legal terms, (i) whether for its shares to be recorded for trading out of New Market, (ii) or due to Company's corporate reorganization, in which the company's shares resulting from such reorganization are not accepted for trading in the New Market.

Sole Paragraph – The tender offer provided for in this article shall observe, where applicable, the provisions in the articles 35, 36 and 37 above.

CHAPTER X
Arbitration

Article 39 – The Company, its shareholders, management and members of the Fiscal Council undertake by means of arbitration to resolve any and all dispute or controversy, which may arise among them, related to or derived from, especially, the application, validity, effectiveness, construal, infringement and their effects on the provisions contained in Law 6,404/76, the Company's Bylaws, rules published by the Brazilian Monetary Council, Brazilian Central Bank and Brazilian Securities and Exchange Commission, as well as other rules applicable to the operation of capital markets in general, besides those included in the New Market Listing Rules, Market Arbitration Panel Rules and the New Market Listing Agreement.

CHAPTER XI
Liquidation, Dissolution and Extinguishment

Article 40 – The Company shall be liquidated in cases provided for by law.

Sole Paragraph – The Board of Directors shall appoint the liquidator and the general meeting shall determine the mode of liquidation and shall elect the fiscal council.

CHAPTER XII
General Provisions

Article 41 – The Company, at any time, aiming at improving its services and adjusting to new management techniques, may adopt mechanical processes for the issue and certification of trade documents, observing established standards and systems under use and practices in effect.

Article 42 – The profit sharing separated from the compensation may be paid to employees, after manifestation of the Annual General Meeting, pursuant to relevant laws.

Article 43 – The provisions provided for in the sole paragraph of the Article 1, in paragraph 2 of the

Article 9, in paragraph 2 of the Article 15, in paragraph 3 of the Article 22, in sole paragraph of the Article 26, in "caput" of Article 27 and, finally, Articles 32 to 39, only shall have full effectiveness, as from the date of signature of New Market Listing Agreement by the Company with the São Paulo Stock Exchange - BOVESPA.

END